UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 12, 2007

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-9249**	**41-0285640**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

88-11th Avenue Northeast
Minneapolis, Minnesota
(Address of principal executive offices)

55413
(Zip Code)

Registrant's telephone number, including area code: **(612) 623-6000**

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule-425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement

On July 12, 2007, Graco Inc. (the "Company") entered into a Credit Agreement (the "Credit Agreement") with U.S. Bank National Association, as agent (the "Agent") and a lender, JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association, and Bank of America, N.A., as lenders, and other Banks from time to time party thereto. The Credit Agreement provides the Company and certain of its subsidiaries access to a $250 million unsecured revolving credit facility until July 12, 2012. The size of the credit facility may be increased by $150 million upon exercise of an accordion feature. Borrowings under the Credit Agreement may be denominated in U.S. Dollars or certain other currencies. Outstanding loans in currencies other than U.S. Dollars cannot exceed $100 million in the aggregate.

Loans denominated in U.S. Dollars may be, at the Company's option, either base rate loans or floating or fixed LIBOR rate loans. Loans denominated in currencies other than U.S. Dollars will be fixed LIBOR rate loans. Base rate loans bear interest at a rate per annum equal to the higher of (i) the rate of interest from time to time announced by the Agent as its prime rate, or (ii) the federal funds effective rate plus 0.50%. In general, floating and fixed LIBOR rate loans bear interest at a rate per annum equal to LIBOR, plus a margin ranging from 0.230% to 0.570%, depending on the Company's cash flow leverage ratio.

In addition to paying interest on the outstanding loans, the Company is required to pay a facility fee on the full amount of the loan commitments (whether used or unused) at a rate per annum ranging from 0.07% to 0.15%, depending on the Company's cash flow leverage ratio.

The Credit Agreement contains customary representations, warranties, covenants and events of default, including but not limited to covenants restricting the Company's and its subsidiaries' ability to (i) merge or consolidate with another entity, (ii) sell, transfer, lease or convey all or any substantial part of their assets, (iii) make any material change in the nature of the core business of the Company, (iv) make certain investments, or (v) incur secured indebtedness. The Credit Agreement also requires the Company to maintain a cash flow leverage ratio of not more than 3.25 to 1.00 and an interest coverage ratio of not less than 3.00 to 1.00. A change in control of the Company will constitute an event of default under the Credit Agreement.

The full terms and conditions of the credit facility are set forth in the Credit Agreement. A copy of the Credit Agreement is filed as Exhibit 10.1 hereto and is incorporated by reference herein. On July 12, 2007, the Company issued a news release announcing the credit facility. A copy of the news release is filed as Exhibit 99.1 hereto and is incorporated by reference herein.

Item 1.02. Termination of a Material Definitive Agreement.

Also on July 12, 2007, in connection with the execution of the Credit Agreement described above under Item 1.01, the Company terminated its credit agreement dated March 29, 2006, with Wachovia Bank, National Association, and its credit agreement dated July 10, 2006, with U.S. Bank National Association, both effective July 12, 2007.

Item 2.03. <u>Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant.</u>

The information described above under "Item 1.01. Entry into a Material Definitive Agreement" with respect to the Credit Agreement is hereby incorporated by reference.

Item 9.01. <u>Financial Statements and Exhibits.</u>

     (d) <u>Exhibits</u>. The following exhibits are filed herewith:

          10.1 Credit Agreement dated as of July 12, 2007.

          99.1 News Release dated July 12, 2007.

<u>Signature</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACO INC.

Date: July 18, 2007

By: _____
Karen Park Gallivan
Its: Vice President, General Counsel and Secretary

Exhibit 10.1

CREDIT AGREEMENT

Dated as of July 12, 2007

Among

GRACO INC.,

THE BORROWING SUBSIDIARIES,
as defined herein,

THE BANKS,
as defined herein,

U.S. BANK NATIONAL ASSOCIATION,
as Lead Arranger and Administrative Agent,

JPMORGAN CHASE BANK,
as Syndication Agent, and

WELLS FARGO BANK, NATIONAL ASSOCIATION
as Documentation Agent

REVOLVING CREDIT AGREEMENT

THIS REVOLVING CREDIT AGREEMENT, dated as of July 12, 2007, is by and between GRACO INC., a Minnesota corporation (the "Company"), the subsidiaries of the Company listed on the signature pages hereof or which from time to time become parties hereto pursuant to Section 2.9 (each a "Borrowing Subsidiary" and collectively the "Borrowing Subsidiaries"), the banks or financial institutions listed on the signature pages hereof or which hereafter become parties hereto by means of assignment and assumption as hereinafter described (individually referred to as a "Bank" or collectively as the "Banks"), U.S. BANK NATIONAL ASSOCIATION, a national banking association, as Lead Arranger and Administrative Agent (in such capacity, the "Agent"), JPMORGAN CHASE BANK, N.A., as Syndication Agent (in such capacity, the "Syndication Agent") and WELLS FARGO BANK, NATIONAL ASSOCIATION, as Documentation Agent (in such capacity, the "Documentation Agent").

ARTICLE I DEFINITIONS, CONSTRUCTION, ACCOUNTING TERMS AND ALTERNATIVE CURRENCIES

Section 1.1 Defined Terms. In addition to the terms defined elsewhere in this Agreement, the following terms shall have the following respective meanings (and such meanings shall be equally applicable to both the singular and plural form of the terms defined, as the context may require):

"Account Subsidiary" shall have the meaning set forth in Section 11.1.

"Advance" means the portion of the outstanding Loans bearing interest at an identical rate for an identical Interest Period, provided that all Base Rate Advances shall be deemed a single Advance. An Advance may be a "LIBOR Advance" or "Base Rate Advance", and a LIBOR Advance may be a "Fixed LIBOR Advance" or a "Floating LIBOR Advance" (each, a "type" of Advance).

"Adverse Event" means the occurrence of any event that could have a material adverse effect on the business, operations, property, assets, liabilities (actual or contingent) or condition (financial or otherwise) of the Company and the Subsidiaries as a consolidated enterprise or on the ability of the Company or any Subsidiary obligated thereunder to perform its obligations under the Loan Documents.

"Agent" means U.S. Bank National Association, as Agent for the Banks hereunder and each successor, as provided in Section 12.8, who shall act as Agent.

"Agent's Fee Letter" has the meaning set forth in Section 3.4.

"Agreement" means this Credit Agreement, as it may be amended, modified, supplemented, restated or replaced from time to time.

"Alternative Currency" means any currency other than Dollars consisting of Yen, Euros, Canadian Dollars, Sterling and other freely-traded and transferable currencies, consistently obtainable in sufficient amounts, that are approved by the Agent and the Banks from time to time at their discretion at the request of the Company as Alternative Currencies.

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"Applicable Margin"; "Applicable Facility Fee Rate" shall mean the percentages set forth below corresponding to the Cash Flow Leverage Ratios shown below for the most recent fiscal quarter end for which financial statements have been delivered:

Cash Flow Leverage Ratio:	Applicable Margin:	Applicable Facility Fee Rate:
Less than or equal to 1.00 to 1.00	0.230%	0.07%
Greater than 1.00 to 1.00 but less than or equal to 1.50 to 1.00	0.320%	0.08%
Greater than 1.50 to 1.00 but less than or equal to 2.25 to 1.00	0.370%	0.10%
Greater than 2.25 to 1.00 but less than or equal to 3.00 to 1.00	0.420%	0.13%
Greater than to 3.00 to 1.00	0.570%	0.15%

Until delivery of the Company's quarterly financial statements for the quarter ending June 30, 2007, the Applicable Margin shall be 0.230% and the Applicable Facility Fee Rate shall be 0.07%. Thereafter, the Applicable Margin shall be determined on a quarterly basis, and shall be effective as of the date five (5) days after the due date of the Company's annual or quarterly financial statements as required by Section 8.1(a) or (b) based on the Cash Flow Leverage Ratio as demonstrated by the annual or quarterly financial statements of the Borrower delivered for the fiscal quarter or year most recently ended, and as certified on behalf of the Company by the Borrower's financial officer. In the event that such financial statements are not delivered as required by Section 8.1(a) or (b), the Applicable Margin shall be the highest percentages set forth above until such time as such financial statements are delivered, after which time the Applicable Margin shall be readjusted to the rate applicable to the Cash Flow Leverage Ratio applicable to such statements.

"Base Rate" means the higher on any day of (a) the Prime Rate, or (b) the Federal Funds Effective Rate (each determined each Business Day and applicable from and including such Business Day to, but not including, the next following Business Day) plus 0.50%.

"Base Rate Advance" means an Advance designated as such in a notice of borrowing under Section 2.3 or a notice of continuation or conversion under Section 2.4, or that otherwise accrues interest with reference to the Base Rate.

"Borrowers" means the Company and each Borrowing Subsidiary.

"Borrowing Subsidiary Agreement" means each agreement, in the form of Exhibit A executed by each Foreign Subsidiary proposed to be a Borrowing Subsidiary and the Company.

"Business Day" means any day (other than a Saturday, Sunday or legal holiday in the State of Minnesota) on which national banks are permitted to be open in Minneapolis, Minnesota and New York, New York and, with respect to the following types of Advances, the following days:

(a) for LIBOR Advances, a day on which dealings in Dollars or any other relevant Alternative Currency may be carried on by the Agent and the Banks in the interbank eurocurrency market; and

(b) for Advances in Euros, a TARGET Day.

"Canadian Dollar" and "C$" means the lawful currency of Canada.

"Capitalized Lease" means any lease which is or should be capitalized on the books of the lessee in accordance with GAAP.

"Cash Flow Leverage Ratio" means the ratio, calculated for each period of four consecutive fiscal quarters of the Company, of consolidated Indebtedness of the Company and its Subsidiaries as of the last day of such period to EBITDA for such period.

"Change of Control" means:

(a), either (i) the acquisition by any "person" or "group" (as those terms are used in Sections 13(d) and 14(d) of the Exchange Act) of beneficial ownership (as defined in Rules 13d-3 and 13d-4 of the Securities and Exchange Commission, except that a Person shall be deemed to have beneficial ownership of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 30% or more of the voting power of the then-outstanding voting capital stock of the Borrower; or (ii) a change in the composition of the board of directors of the Company such that continuing directors cease to constitute more than 50% of such board of directors. As used in this definition, "continuing directors" means, as of any date, (i) those members of the board of directors of the Company who assumed office prior to such date, and (ii) those members of the board of directors of the Company who assumed office after such date and whose appointment or nomination for election by the Company's shareholders was approved by a vote of at least 50% of the directors of the Company in office immediately prior to such appointment or nomination; or

(b) a "change of control" or any similar event shall occur under, and is defined in documents pertaining to, any Indebtedness in excess of $10,000,000 in the aggregate (other than the Obligations) of the Company or any Material Subsidiary.

"Code" means the Internal Revenue Code of 1986, as amended, or any successor statute, together with regulations thereunder.

"Commitment" means the maximum unpaid principal amount of the Loans and Letter of Credit Obligations of all Banks which may from time to time be outstanding hereunder, being initially

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$250,000,000, as the same may be increased from time to time pursuant to Section 2.10 or reduced from time to time pursuant to Section 4.3, or, if so indicated, the maximum unpaid principal amount of Loans and participation in Letters of Credit and Swing Line Loans of any Bank which may from time to time be outstanding hereunder (which amounts are set forth on Schedule 1.1 hereto or in the relevant Assignment and Assumption Agreement for such Bank) and, as the context may require, the agreement of each Bank to make Loans to the Borrowers and to issue (for the Agent) or participate in (for the Banks) the Letters of Credit subject to the terms and conditions of this Agreement up to its Commitment.

"Compliance Certificate" means a certificate in the form of Exhibit B, duly completed and signed by an authorized officer of the Company.

"Consolidated Assets" means the book value of the assets, net of reserves, of the Borrower and its Subsidiaries determined on a consolidated basis in accordance with GAAP (but after giving effect, without duplication, to the elimination of the asset component of minority interests, if any in such Subsidiaries).

"Contingent Obligation" means, with respect to any Person at the time of any determination, without duplication, any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness of any other Person (the "primary obligor") in any manner, whether directly or otherwise: (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or to purchase (or to advance or supply funds for the purchase of) any direct or indirect security therefor, (b) to purchase property, securities, *Ownership* Interests or services for the purpose of assuring the owner of such Indebtedness of the payment of such Indebtedness, (c) to maintain working capital, equity capital or other financial statement condition of the primary obligor so as to enable the primary obligor to pay such Indebtedness or otherwise to protect the owner thereof against loss in respect thereof, or (d) entered into for the purpose of assuring in any manner the owner of such Indebtedness of the payment of such Indebtedness or to protect the owner against loss in respect thereof; provided, that the term "Contingent Obligation" shall not include endorsements for collection or deposit, in each case in the ordinary course of business, and shall not include earn-outs and similar obligations.

"Default" means any event which, with the giving of notice to the Company or lapse of time, or both, would constitute an Event of Default.

"Dollar" and "$" mean lawful currency of the United States.

"Dollar Equivalent" means, for any Alternative Currency at any date, the equivalent in such currency of such amount of Dollars, calculated on the basis of the arithmetic mean of the buy and sell spot rates of exchange of the Agent in the London interbank market (or other market where the Agent's foreign exchange operations in respect of such Alternative Currency are then being conducted) for such Alternative Currency at or about 11:00 a.m. (local time) two (2) Business Days prior to the date on which such amount is to be determined, rounded up to the nearest amount of such Alternative Currency as determined by the Agent from time to time; provided, however, that if at the time of any such determination, for any reason, no such spot rate is being quoted by the Agent, the Agent may use any reasonable method it deems appropriate to determine such amount, including without limitation quotations by other financial institutions, and such determination shall be conclusive absent manifest error.

"Domestic Subsidiary" means a Subsidiary organized under the laws of the United States, one of the States of the United States or the District of Columbia.

"EBITDA" means, for any period of determination, the consolidated net income of the Company and its Subsidiaries before provision for income taxes, plus, to the extent subtracted in determining consolidated net income, Interest Expense, depreciation and amortization, all as determined in accordance with GAAP, excluding (to the extent included): (a) non-operating gains (including, without limitation, extraordinary or nonrecurring gains, gains from discontinuance of operations and gains arising from the sale of assets other than inventory) during the applicable period; and (b) similar non-operating losses during such period. For purposes of calculating EBITDA with respect to any period of determination (i) Permitted Acquisitions that have been made by the Company and its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the period of determination shall be deemed to have occurred on the first day of the period of determination; provided that only the actual historical results of operations of the Persons so acquired, without adjustment for pro forma expense savings or revenue increases, shall be used for such calculation; and provided, further, that the EBITDA of the Person so acquired attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the end of such period of determination, shall be excluded.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and any successor statute, together with regulations thereunder.

"ERISA Affiliate" means any trade or business (whether or not incorporated) that is a member of a group of which the Company is a member and which is treated as a single employer under Section 414 of the Code.

"Euro" and "EUR" means the single currency of the participating member states of the European Union.

"Event of Default" means any event described in Section 10.1.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Facility Fees" is defined in Section 3.2.

"Federal Funds Effective Rate" means, for any day, an interest rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by the Agent from three Federal funds brokers of recognized standing selected by the Agent. In the case of a day which is not a Business Day, the Federal Funds Effective Rate for such day shall be the Federal Funds Effective Rate for the preceding Business Day.

"Federal Reserve Board" means the Board of Governors of the Federal Reserve System or an successor thereto.

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"Fixed LIBOR Advance" means an Advance designated as such in a notice of borrowing under Section 2.3 or a notice of continuation or conversion under Section 2.4, which Advance shall have an Interest Period of one, two, three or six months.

"Floating LIBOR Advance" means an Advance designated as such in a notice of borrowing under Section 2.3 or a notice of continuation or conversion under Section 2.4, which Advance shall have an Interest Period of one Business Day.

"Foreign Subsidiary" means a Subsidiary other than a Domestic Subsidiary.

"GAAP" means generally accepted accounting principles as in effect from time to time in the United States.

"Guarantors" means each Subsidiary of the Company that executes and delivers a Guaranty in favor of the Agent and the Banks either at the time of execution of this Agreement or at any time hereafter pursuant to Section 8.11.

"Guarantied Obligations" is defined in Section 11.1.

"Guaranty" means a Guaranty of a Guarantor in favor of the Agent and the Banks, in the form of Exhibit C hereto duly completed for each Guarantor, as the same may be amended, supplemented or restated from time to time.

"Indebtedness" means, with respect to any Person at the time of any determination, without duplication: (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid or accrued, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (e) all obligations of such Person issued or assumed as the deferred purchase price of property or services, except trade accounts payable and accrued expenses arising in the ordinary course of business and except earn-outs and similar obligations, (f) all Indebtedness of others secured by any Lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (g) all Capitalized Lease Obligations of such Person, (h) all Rate Hedging Obligations of such Person, (i) all obligations of such Person, actual or contingent, as an account party in respect of letters of credit or bankers' acceptances, except for letters of credit supporting purchase or sale of goods in the ordinary course of business, (j) all Indebtedness of any partnership or joint venture as to which such Person is or may become personally liable, (k) all obligations of such Person under any Ownership Interests issued by such Person which cease to be considered Ownership Interests in such Person, and (l) all Contingent Obligations of such Person. Non-recourse Indebtedness of such Person shall be deemed Indebtedness, but only to the extent of the fair market value of the related property.

"Interest Coverage Ratio" means the ratio, calculated for each consecutive period of four fiscal quarters on a consolidated basis for the Company and its Subsidiaries in accordance with GAAP, of (a) EBITDA for such period, to (b) Interest Expense for such period.

"Interest Expense" means, for any period of determination, the aggregate consolidated amount, without duplication, of interest paid, accrued or scheduled to be paid in respect of any Indebtedness of the Company and its Subsidiaries, including in all cases interest expense determined in accordance with GAAP and (a) all but the principal component of payments in respect of conditional sale contracts, Capitalized Leases and other title retention agreements, (b) commissions, discounts and other fees and charges with respect to letters of credit and bankers' acceptance financings and (c) Rate Hedging Obligations, in each case determined in accordance with GAAP.

"Interest Period" means, for any Advance, the period commencing on the borrowing date of such Advance or the last day of the preceding Interest Period for such Advance, as the case may be, and ending on either (i) the next Business Day for each Floating LIBOR Advance, or (ii) the numerically corresponding day one, two, three or six months thereafter for all Fixed LIBOR Advances, as selected by the Borrowers pursuant to Section 2.3 or Section 2.4; provided, that:

(a) any Interest Period which would otherwise end on a day which is not a Business Day shall end on the next succeeding Business Day unless such next succeeding Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day;

(b) any Interest Period which begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(c) no Interest Period shall extend after the date specified in clause (a) of the definition of "Termination Date".

"Investment" means the acquisition, purchase, making or holding of any stock or other security, any loan, advance, contribution to capital, extension of credit (except for trade and customer accounts receivable for inventory sold or services rendered in the ordinary course of business and payable in accordance with customary trade terms), any acquisitions of real or personal property (other than real and personal property acquired in the ordinary course of business) and any purchase or commitment or option to purchase stock or other debt or equity securities of or any interest in another Person or any integral part of any business or the assets comprising such business or part thereof.

"Investment Policies" means the Company's Excess Cash Balances & Investment Policy, effective as of August 2, 2002, copies of which have been furnished to the Banks, without giving effect to any changes thereto unless such changes have been consented to in writing by the Agent, given with the consent of the Required Banks.

"Letters of Credit" has the meaning set forth in Section 2.7.

"Letter of Credit Agreements" has the meaning set forth in Section 2.7.

"Letter of Credit Defeasance Conditions" means, for each Letter of Credit, that the Agent has received from the Company either (i) cash collateral in the full face amount of such Letter of Credit to hold in accordance with the terms of Section 10.3, plus a Fee Reserve to be held by the Agent for application to

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the items described below (with any excess being returned to the Company upon expiry or final drawing of such Letter of Credit), or (ii) a direct pay letter of credit (and not a standby letter of credit) issued by an issuer reasonably acceptable to the Agent, permitting the Agent to draw the full amount of any drawing under such Letter of Credit (including any amount that might be reinstated for drawing after drawn) and permitting drawing in the amount of the Fee Reserve. For such purpose, the "Fee Reserve" amount shall equal the sum of (i) routine expenses, such as drawing fees, that the Agent reasonably determines might be applicable to such Letter of Credit, plus (ii) Letter of Credit Fees that would apply to such Letter of Credit if it remained outstanding until its expiry date.

"Letter of Credit Fees" has the meaning set forth in Section 2.7.

"Letter of Credit Obligations" means the aggregate amount of all possible drawings under all Letters of Credit plus all amounts drawn under any Letter of Credit and not reimbursed by the Company under the applicable Letter of Credit Agreement.

"LIBOR Advances" means the Fixed LIBOR Advances and Floating LIBOR Advances.

"LIBOR Rate" means the offered rate for deposits in Dollars or Alternative Currencies for delivery of such deposits on the first day of an Interest Period of a LIBOR Advance, for the number of days comprised therein, quoted by the Agent from Reuters Screen LIBOR01 Page or any successor thereto for Dollars and from other applicable Reuters Screens or any successor thereto for Alternative Currencies (or other published source of British bankers Association LIBOR rates) as of approximately 11:00 a.m., London time, on the day that is two Business Days preceding the first day of the Interest Period of such LIBOR Advance, or the rate for such deposits determined by the Agent at such time based on such other published service of general application as shall be selected by the Agent for such purpose; provided, that in lieu of determining the rate in the foregoing manner, the Agent may determine the rate based on rates offered to the Agent for deposits in Dollars or Alternative Currencies in the interbank eurodollar market at such time for delivery on the first day of the Interest Period for the number of days comprised therein in amounts approximately equal to the requested Advance. Notwithstanding the foregoing, the LIBOR Rate for Floating LIBOR Advances shall be determined each Business Day based on such quotations for an Interest Period of thirty days on such Business Day (without regard to the two business day delivery convention generally applicable to such quotations).

"LIBOR Reserve Rate" means a percentage equal to the daily average during such Interest Period of the aggregate maximum reserve requirements (including all basic, supplemental, marginal and other reserves), as specified under Regulation D of the Federal Reserve Board, or any other applicable regulation that prescribes reserve requirements applicable to Eurocurrency liabilities (as presently defined in Regulation D) or applicable to extensions of credit by the Agent the rate of interest on which is determined with regard to rates applicable to Eurocurrency liabilities. Without limiting the generality of the foregoing, the LIBOR Reserve Rate shall reflect any reserves required to be maintained by the Agent against (i) any category of liabilities that includes deposits by reference to which the LIBOR Rate is to be determined, or (ii) any category of extensions of credit or other assets that includes LIBOR Advances.

"Lien" means any security interest, mortgage, pledge, lien, hypothecation, judgment lien or similar legal process, charge, encumbrance, title retention agreement or analogous instrument or device (including, without limitation, the interest of the lessors under Capitalized Leases and the interest of a vendor under any conditional sale or other title retention agreement).

"Loan Documents" means this Agreement, the Notes, each Guaranty, each Pledge Agreement, each Letter of Credit Agreement, each Borrowing Subsidiary Agreement, the Agent's Fee Letter, and each other instrument, document, guaranty, security agreement, mortgage, or other agreement executed and delivered by any Borrower or any guarantor or party granting security interests, in each case in connection with this Agreement, the Loans or any collateral for the Loans.

"Loans" means the Revolving Loans and the Swing Line Loans.

"Mandatory Costs" means the percentage rate per annum calculated by any Bank requiring that Mandatory Costs be included in calculation of the interest rate applicable to the Alternative Currency Advances made by such Bank from an Alternative Currency Lending Office (as defined in Exhibit D hereto) in the United Kingdom or a Participating Member State (as defined in Exhibit D hereto) in accordance with Exhibit D hereto.

"Material Subsidiary" means any Subsidiary designated as such by the Company to the Agent from time to time, and in any case in each quarterly Compliance Certificate, provided, that if, upon delivery of the annual or quarterly consolidated financial statements of the Company under Section 8.1(a) or (b), the book value (net of reserves) of the assets of all Subsidiaries that are not Material Subsidiaries (determined based on the consolidated quarterly or annual balance sheet of the Company and its Subsidiaries, but after giving effect, without duplication, to the elimination of the asset component of minority interests, if any in such Subsidiaries) shall exceed 10% of Consolidated Assets as determined based on such quarterly or annual balance sheet, the Company shall: (a) promptly designate an additional Material Subsidiary or additional Material Subsidiaries so that, after giving effect to such designation, such requirement shall have been met, and (b) comply, and cause such additional Material Subsidiary or Material Subsidiaries to comply, with the requirements of Section 8.11 promptly thereafter (and in any case within 45 days after delivery of the relevant annual or quarterly financial statements). No Subsidiary may be designated as a Borrowing Subsidiary that is not a Material Subsidiary, provided, however, that if there are no Loans outstanding to a Subsidiary that had been a Borrowing Subsidiary, the Company is permitted not to designate such Subsidiary as a Material Subsidiary.

"Notes" means the Revolving Notes and the Swing Line Note.

"Obligations" means all obligations and liabilities of each Borrower to the Agent and the Banks under this Agreement and all other Loan Documents, including without limitation obligations to pay principal, interest, fees, expenses and other amounts, and all Rate Hedging Obligations of each Borrower to any of the Banks, including without limitation any such obligations that arise after the filing of a petition by or against the Borrower under the Bankruptcy Code, regardless of whether allowed as a claim in the resulting proceeding, even if the obligations do not accrue because of the automatic stay under Bankruptcy Code Section 362 or otherwise.

"Organizational Documents" means, for a Person that is (a) a corporation, its articles of incorporation and bylaws, (b) a limited liability company, any articles of formation, membership agreement, member control agreement or equivalent document, (c) limited or general partnership, any partnership agreement, and (d) any other form of entity, the equivalent documents, in each case together with all instruments, documents and agreements filed with any governmental authority to establish such legal entity and any material instrument, document or agreement controlling the governance of such Person entered into by such Person.

"Other Taxes" is defined in Section 5.5.

"Ownership Interest" means, for a Person that is (a) a corporation, its stock, (b) a limited liability company, its membership interest and any other interest in profits, (c) limited or general partnerships, its partnership interests (limited or general) or partnership (limited or general) accounts, (d) any other form of entity, the equivalent Ownership Interests of such Person.

"Patriot Act" means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. No. 107-56 (signed into law October 26, 2001)).

"Payment Date" means the Termination Date, plus (a) the last day of each Interest Period for each Fixed LIBOR Advance and, if such Interest Period is in excess of three months, the day three months after the first day of such Interest Period; (b) the last day of each month for each Floating LIBOR Advance, (d) the last day of each month for each Base Rate Advance and for any fees including, without limitation, Facility Fees, except that the Letter of Credit Fees and other fees payable to the Agent in respect of Letters of Credit shall be payable as provided in Section 2.7(c)(v).

"PBGC" means the Pension Benefit Guaranty Corporation, established pursuant to Subtitle A of Title IV of ERISA, and any successor thereto or to the functions thereof.

"Percentage" means, as to any Bank, the proportion, expressed as a percentage, that such Bank's Commitment bears to the total Commitments of all Banks.

"Permitted Acquisition" means the acquisition by the Company or a Subsidiary of all or substantially all of the Ownership Interest or assets of any other Person (including by merger) or of all or substantially all of the assets of a division or business unit of any other Person, provided that (a) following such acquisition, the Company shall be in compliance with Section 9.4 hereof, (b) such acquisition shall occur at a time that no Event of Default shall have occurred and continued hereunder, (c) if it is an acquisition of Ownership Interests and a new Material Subsidiary is thereby created, such Material Subsidiary shall become a Guarantor or the Company or Subsidiary that is the owner thereof shall have pledged the Ownership Interest thereof, if so required by Section 8.11 hereof, and (d) such acquisition shall have been approved by the board of directors (or similar governing body) of any Person acquired.

"Person" means any natural person, corporation, limited liability company, partnership, joint venture, firm, association, trust, unincorporated organization, government or governmental agency or political subdivision or any other entity, whether acting in an individual, fiduciary or other capacity.

"Plan" means an employee benefit plan or other plan, maintained for employees of the Company or of any ERISA Affiliate, and subject to Title IV of ERISA or Section 412 of the Code.

"Pledge Agreement" means a Pledge Agreement in favor of the Agent and the Banks, in the form of Exhibit E hereto duly completed, as the same may be amended, supplemented or restated from time to time.

"Prime Rate" means the rate of interest from time to time announced by the Agent as its "prime rate." For purposes of determining any interest rate which is based on the Prime Rate, such interest rate shall be adjusted each time that the prime rate changes.

"Rate Hedging Obligations" means any and all obligations and exposure of the Borrower and its Subsidiaries under (a) any and all agreements, devices or arrangements designed to protect the Borrower or any Subsidiary from the fluctuations of interest rates, including interest rate exchange agreements, interest rate cap or collar protection agreements, and interest rate options, puts and warrants, determined on a net, mark-to-market basis, and (b) any and all cancellations, buy backs, reversals, terminations or assignments of any of the foregoing.

"Reportable Event" means a reportable event as defined in Section 4043 of ERISA and the regulations issued under such Section, with respect to a Plan, excluding, however, such events as to which the PBGC by regulation has waived the requirement of Section 4043(a) of ERISA that it be notified within 30 days of the occurrence of such event, provided that a material failure to meet the minimum funding standard of Section 412 of the Code and Section 302 of ERISA shall be a reportable event regardless of the issuance of any such waivers in accordance with Section 412(d) of the Code.

"Required Banks" means those Banks whose total Percentage exceeds 50%, or if no Commitments remain in effect, whose share of principal of the Loans exceed 50% of the aggregate outstanding principal of all Loans.

"Responsible Employee" means any executive officer of the Company or any employee managing treasury functions of the Company.

"Revaluation Date" means with respect to any Revolving Loan denominated in an Alternative Currency: (i) each date of a borrowing of a Revolving Loan denominated in an Alternative Currency, (ii) the last day of the Interest Period of each Advance in an Alternative Currency, and if so requested by the Agent, if such Interest Period shall exceed 3 months, days falling on 3 month intervals after the first day of such Interest Period, and (iii) after the occurrence and during the continuance of an Event of Default, such additional dates as the Agent shall determine or the Required Banks shall require.

"Revolving Loans" has the meaning set forth in Section 2.1(a).

"Revolving Notes" means any promissory note evidencing Revolving Loans delivered under Section 2.5.

"Secured Indebtedness" means Indebtedness secured by a Lien on the assets or revenues of the Company or any Subsidiary, provided, however, that Secured Indebtedness shall not include the Obligations.

"Sterling" means the lawful currency of the United Kingdom.

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"Subsidiary" means any Person of which or in which the Company and its other Subsidiaries own directly or indirectly 50% or more of: (a) the combined voting power of all classes of stock having general voting power under ordinary circumstances to elect a majority of the board of directors of such Person, if it is a corporation, (b) the capital interest or profit interest of such Person, if it is a partnership, joint venture or similar entity, or (c) the beneficial interest of such Person, if it is a trust, association or other unincorporated organization. Each Borrowing Subsidiary shall be deemed a "Subsidiary" hereunder at all times that it is a Borrower hereunder and has not been excluded from the Material Subsidiaries by the Company (as provided in the definition of "Material Subsidiaries"), even if at any time it shall cease to be a Subsidiary under the foregoing sentence.

"Swing Line Commitment" means the maximum unpaid principal amount of the Swing Line Loans which may from time to time be borrowed hereunder, being initially $25,000,000, and, as the context may require, the agreement of the Swing Line Bank to make the Swing Line Loans to the Company subject to the terms and conditions of this Agreement.

"Swing Line Bank" means U.S. Bank.

"Swing Line Loans" means the Loans described in Section 2.1(b).

"Swing Line Note" means any promissory note of the Company evidencing Swing Line Loans delivered under Section 2.5.

"Swing Line Participation Amount" is defined in Section 2.8(b).

"TARGET Day" means a day on which the Trans-European Automated Real-time Gross Settlement Express Transfer (TARGET) payment system is open for the settlement of payments in Euros.

"Taxes" is defined in Section 5.5.

"Termination Conditions" means that (a) the Commitments are irrevocably terminated in full, (b) the Company and any relevant Borrowing Subsidiary has irrevocably paid in full all Obligations and any other amount payable hereunder for which a claim has been made, (c) Letter of Credit Defeasance Conditions shall exist in respect of each Letter of Credit outstanding hereunder, and (d) neither the Company nor any Borrowing Subsidiary shall have any unpaid obligations or liabilities to the Agent or the Banks hereunder except for obligations and liabilities in respect of any indemnities or other provisions that survive termination of this Agreement and for which no claim shall have been made by the Agent or any Bank.

"Termination Date" means the earliest of (a) July 12, 2012, (b) the date on which the Commitments are terminated pursuant to Section 10.2 hereof or (c) the date on which the Commitments are reduced to zero pursuant to Section 4.3 hereof.

"United States Person" means any citizen, national or resident of the United States, any corporation or other entity created or organized in or under the laws of the United States or any political subdivision hereof or any estate or trust, in each case that is not subject to withholding of United States Federal income taxes or other taxes on payment of interest, principal of fees hereunder.

"Unrefunded Swing Line Loans" is defined in Section 2.8(b).

"U.S. Bank" means U.S. Bank National Association, in its individual capacity and not as Agent hereunder.

"Wholly-owned Subsidiary" means a Subsidiary of which all of the issued and outstanding Ownership Interests (other than nominal Ownership Interests required as a matter of law to be held by directors, officers or other Persons) are owned by the Company and/or one or more other Wholly-owned Subsidiaries within the meaning of this definition.

"Yen" means the lawful currency of Japan.

Section 1.2 Accounting Terms and Calculations. Except as may be expressly provided to the contrary herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder (including, without limitation, determination of compliance with financial ratios and restrictions in Articles VIII and IX hereof) shall be made in accordance with GAAP. To the extent that any change in GAAP or the application thereof from the financial statements referred to in Section 7.5 hereof affects any computation or determination required to be made pursuant to this Agreement, such computation or determination shall be made as if such change in GAAP had not occurred unless the Company and the Required Banks agree in writing on an adjustment to such computation or determination to account for such change in GAAP or the application thereof. In the instance of such change, the Agent, Banks and Company shall negotiate in good faith to promptly agree to such adjustment. Any reference to "consolidated" financial terms shall be deemed to refer to those financial terms as applied to the Company and its Subsidiaries in accordance with GAAP.

Section 1.3 Computation of Time Periods. In this Agreement, in the computation of a period of time from a specified date to a later specified date, unless otherwise stated the word "from" means "from and including" and the word "to" or "until" each means "to but excluding."

Section 1.4 Other Definitional Terms. The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to Sections, Exhibits, schedules and like references are to this Agreement unless otherwise expressly provided.

ARTICLE II TERMS OF LENDING

Section 2.1 The Commitments. Subject to the terms and conditions hereof and in reliance upon the warranties of the Borrowers herein:

(a) each Bank agrees, severally and not jointly, to make loans (each, a "Revolving Loan" and, collectively, the "Revolving Loans") in Dollars and Alternative Currencies to the applicable Borrower from time to time from the date hereof until the Termination Date, during which period the Borrowers may repay and reborrow in accordance with the provisions hereof, provided, that the aggregate unpaid principal amount of the Revolving Loans of any Bank at any one time outstanding plus such Bank's Percentage of the Letter of Credit Obligations plus such Bank's Percentage of the outstanding Swing Line Loans shall not exceed its Commitment and the total Revolving Loans, Letter of Credit Obligations and Swing Line Loans outstanding shall not

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exceed the total Commitment of all of the Banks. The Revolving Loans shall be made by the Banks on a pro rata basis, calculated for each Bank based on its Percentage. At no time shall the Dollar Equivalent of Revolving Loans made in Alternative Currencies exceed $100,000,000. For purposes of this Section and all calculations herein, the principal of Revolving Loans in Alternative Currencies shall be calculated using the Dollar Equivalent of such Revolving Loans as determined by the Agent on each Revaluation Date.

(b) the Swing Line Bank agrees to make loans (each a "Swing Line Loan" and, collectively, the "Swing Line Loans") to the Company from time to time from the date hereof until the Termination Date, during which period the Company may repay and reborrow in accordance with the provisions hereof, provided, that the aggregate unpaid principal amount of the Swing Line Loans at any one time outstanding shall not exceed $25,000,000. Swing Line Loans shall only be made in Dollars.

Section 2.2 Advance Options. Revolving Loans (a) in Dollars shall be composed of Fixed LIBOR Advances and Base Rate Advances, as shall be selected by the Company, and (b) in Alternative Currencies shall be composed of Fixed LIBOR Advances, all except as otherwise provided herein. Swing Line Loans shall be Floating LIBOR Advances or Base Rate Advances, as shall be selected by the Company. Any combination of types of Advances may be outstanding at the same time, except that the total number of outstanding Fixed LIBOR Advances shall not exceed 8 at any one time. Each Fixed LIBOR Advance in Dollars shall be in a minimum amount of $500,000 or in an integral multiple of $100,000 above such amount. Each Base Rate Advance of the Revolving Loans shall be in a minimum amount of $100,000 or in an integral multiple of $50,000 above such amount. Each Floating LIBOR Advance or Base Rate Advance of the Swing Line Loans shall be in a minimum amount of $5,000 or an integral multiple thereof above such amount. Each Fixed LIBOR Advance in Alternative Currencies shall be in a minimum amount and integrals designated by the Agent from time to time for various Alternative Currencies, which minimum amounts and integrals shall be substantially equivalent (subject to rounding) to the comparable minimum amount and integral amounts provided for Fixed LIBOR Advance in Dollars (unless otherwise agreed between the Agent and the Company upon addition of any Alternative Currency).

Section 2.3 Borrowing Procedures.

(a) Request by Borrowers. Any request by the Borrowers for a Loan or Letter of Credit shall be in writing, or by telephone promptly confirmed in writing or by e-mail, and must be given so as to be received by the Agent not later than:

> (i) 2:00 p.m., Minneapolis time, on the date of any requested Swing Line Loan;

> (ii) 11:00 a.m., Minneapolis time, on the date of any Revolving Loan requested as a Base Rate Advance;

> (iii) 11:00 a.m., Minneapolis time, three Business days prior to the date of any Revolving Loan requested as a Fixed LIBOR Advance in Dollars; or

> (iv) 11:00 a.m., Minneapolis time, four Business days prior to the date of any requested Revolving Loan in Alternative Currencies or any Letter of Credit.

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Each request for a Loan shall specify (1) the borrowing date (which shall be a Business Day), (2) the amount of such Loan and the type or types of Advances comprising such Loan, and (3) the initial Interest Periods for such Advances if applicable, and (4) the Alternative Currency, if applicable. Each request for a Letter of Credit shall be accompanied by the form of the Letter of Credit, the name of the beneficiary, and other information requested by the Agent.

(b) Funding of Agent. The Agent shall promptly notify each other Bank of the receipt of the request for Revolving Loans, the matters specified therein, and of such Bank's Percentage of the requested Revolving Loans. On the date of the requested Revolving Loans, each Bank shall provide its share of the requested Revolving Loans to the Agent in Dollars or the applicable Alternative Currency in immediately available funds not later than 2:00 p.m., Minneapolis time. Unless the Agent determines that any applicable condition specified in Article VI has not been satisfied, the Agent will make the requested Revolving Loans available to the Borrowers at the Agent's principal office in Minneapolis, Minnesota in immediately available funds not later than 3:00 p.m. (Minneapolis time) on the lending date so requested. If the Agent has made a Revolving Loan to the Borrowers on behalf of a Bank but has not received the amount of such Revolving Loan from such Bank by the time herein required, such Bank shall pay interest to the Agent on the amount so advanced from the date of such Revolving Loan to the date funds are received by the Agent from such Bank at the Federal Funds Effective Rate for Dollars or the applicable LIBOR Rate for Alternative Currencies, such interest to be payable with such remittance from such Bank of the principal amount of such Revolving Loan (provided, however, that the Agent shall not be required to make any Revolving Loan on behalf of a Bank if the Agent has received prior notice from such Bank that it will not make such Loan). If the Agent does not receive payment from such Bank by the next Business Day after the date of any Revolving Loan, the Agent shall be entitled to recover such Revolving Loan, with interest thereon at the rate then applicable to the such Revolving Loan, on demand, from the Borrowers, without prejudice to the Agent's and the Borrowers' rights against such Bank. If such Bank pays the Agent the amount herein required with interest as provided above before the Agent has recovered from the Borrowers, such Bank shall be entitled to the interest payable by the Borrowers with respect to the Loan in question accruing from the date the Agent made such Revolving Loan.

Section 2.4 Continuation or Conversion of Loans. The Borrowers may elect to (i) continue any outstanding Advance from one Interest Period into a subsequent Interest Period to begin on the last day of the earlier Interest Period, or (ii) convert any outstanding Advance into another type of Advance, on the last day of an Interest Period only for a Fixed LIBOR Advance, by giving the Agent notice in writing, or by telephone promptly confirmed in writing or by e-mail, given so as to be received by the Agent not later than:

(a) 2:00 p.m., Minneapolis time, on the day of the requested continuation or conversion, if the continuing or as-converted Advance shall be a Floating LIBOR Advance or a Base Rate Advance;

(b) 11:00 a.m., Minneapolis time, three Business days prior to the date of the requested continuation or conversion, if the continuing or as-converted Advance shall be a Fixed LIBOR Advance in Dollars; or

(c) 11:00 a.m., Minneapolis time, four Business days prior to the date of the requested continuation or conversion, if the continuing or as-converted Advance shall be a Fixed LIBOR Advance in Alternative Currencies.

Each notice of continuation or conversion of an Advance shall specify (i) the effective date of the continuation or conversion date (which shall be a Business Day), (ii) the amount and the type or types of Advances following such continuation or conversion (subject to the limitation on amount set forth in Section 2.2), and (iii) the Interest Periods for such Advances. Absent timely notice of continuation or conversion, following expiration of an Interest Period unless a Fixed LIBOR Advance is paid in full, the Agent may convert such Fixed LIBOR Advance into an Advance which shall bear interest at either (1) the Base Rate, for an Advance in Dollars, or (2) the rate established for a new Interest Period of 30 days for an Advance in an Alternative Currency (and the Borrowers shall be deemed to have selected such Interest Period for such Advance). At the option of the Agent, until such time as such Advance is so converted by the Agent or the Borrowers or is continued as a Fixed LIBOR Advance with a new Interest Period by notice by the Borrowers as provided above, such Fixed LIBOR Advance shall continue to accrue interest at a rate equal to the interest rate applicable during the expired Interest Period. Each Floating LIBOR Advance and Base Rate Advance shall continue as a Floating LIBOR Advance or Base Rate Advance (as the case may be) until notice of conversion shall be given as provided above. At the option of the Agent, no Revolving Loan in Dollars shall be continued as, or converted into, a Fixed LIBOR Advance if a Default or Event of Default shall exist.

Section 2.5 Evidence of Loans; Request for Note. The Banks and the Agent shall enter in their respective records the amount of each Loan and Advance, the rate of interest borne by each Advance and the payments made on the Revolving Loans, and such records shall be deemed conclusive evidence of the subject matter thereof, absent demonstrable error and may be introduced to prove such amounts in lieu of a promissory note. At the request of any Bank or the Swing Line Bank, the Company shall execute and deliver to such Bank or Swing Line Bank a promissory note to evidence the Loans of such Bank or the Swing Line Bank to the Company. In the event that a Borrowing Subsidiary shall be the borrower of any Revolving Loan, the Company and such Borrowing Subsidiary shall, upon request of any Bank, execute and deliver a promissory note denominated in the Alternative Currency of such Loan to evidence such Loans, which shall be a joint and several promissory note of the Company and such Borrowing Subsidiary.

Section 2.6 Funding Losses. The Company hereby agrees that upon demand by any Bank (which demand shall be accompanied by a statement setting forth the basis for the calculations of the amount being claimed) the Company will indemnify such Bank against any loss (other than loss of Applicable Margin) or expense which such Bank may have sustained or incurred (including, without limitation, any net loss or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by such Bank to fund or maintain Fixed LIBOR Advances) or which such Bank may be deemed to have sustained or incurred, as reasonably determined by such Bank, (i) as a consequence of any failure by the Borrower to make any payment when due of any amount due hereunder in connection with any Fixed LIBOR Advances, (ii) due to any failure of the Borrower to borrow or convert any Fixed LIBOR Advances on a date specified therefor in a notice thereof, other than as a result of such Bank's failure to fund such borrowing, or (iii) due to any payment or prepayment of any Fixed LIBOR Advance on a date other than the last day of the applicable Interest Period for such Fixed LIBOR Advance. For this purpose, all notices under Sections 2.3 and 2.4 shall be deemed to be irrevocable.

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Section 2.7   Letters of Credit

(a)   Letters of Credit. Subject to the terms and conditions of this Agreement, and on the condition that aggregate Letter of Credit Obligations shall never exceed $50,000,000, and the sum of Letter of Credit Obligations plus Loans shall never exceed the aggregate Commitments of the Banks, the Company may, in addition to Loans, request that the Agent issue letters of credit for the account of the Company or a Material Subsidiary, by making such request to the Agent (such letters of credit as any of them may be amended, supplemented, extended or confirmed from time to time, being herein collectively called the "Letters of Credit"). The Agent shall issue the requested Letters of Credit, subject to (i) compliance by the Company with all conditions precedent set forth in Article VI hereof, (ii) entry by the Company into applications, agreements and other documents deemed appropriate by the Bank for the issuance of such Letters of Credit (the "Letter of Credit Agreements"), (iii) reasonable satisfaction of the Agent with the form and substance of such Letter of Credit, (iv) absence of any legal or regulatory prohibition of issuance of any letter of credit to the proposed beneficiary, and reasonable satisfaction of the Agent with the beneficiary of such Letter of Credit, and (v) the absence of any other statutory or regulatory change or directive adversely affecting the issuance by the Agent of letters of credit. Upon the date of the issuance of a Letter of Credit, the Agent shall be deemed, without further action by any party hereto, to have sold to each Bank, and each Bank shall be deemed without further action by any party hereto, to have purchased from the Agent, a participation, in its Percentage, in such Letter of Credit and the related Letter of Credit Obligations. All Letters of Credit shall expire not later than one year after the date specified in clause (a) of the definition of "Termination Date", provided, that the Company shall be obligated to cause Letter of Credit Defeasance Conditions to apply to any Letter of Credit that has not expired or been terminated (x) within three days prior to such date, or (y) by any other date that the Company shall terminate all Commitments hereunder.

(b)   Each Bank's purchase of a participating interest in a Letter of Credit pursuant to Section 2.7(a) shall be absolute and unconditional and shall not be affected by any circumstance, including, without limitation, (i) any setoff, counterclaim, recoupment, defense or other right which such Bank or the Company may have against the Agent, the Company or any other Person for any reason whatsoever; (ii) the occurrence or continuance of a Default or an Event of Default or the failure to satisfy any of the other conditions precedent in Article VI; (iii) any adverse change in the condition (financial or otherwise) of the Company; (iv) any breach of this Agreement or any other Loan Document by the Company or any Bank; (iv) the expiry date of any Letter of Credit occurring after such Bank's Commitment has terminated or (vi) any other circumstance, happening or event whatsoever, whether or not similar or any of the foregoing.

(c)   Additional Provisions. The following additional provisions shall apply to each Letter of Credit:

(i)   Upon receipt of any request for a Letter of Credit, the Agent shall notify each Bank of the contents of such request and of such Bank's Percentage of the amount of such proposed Letter of Credit.

(ii)   Upon receipt from the beneficiary of any Letter of Credit of any demand for payment thereunder, Agent shall promptly notify the Company and each Bank as to the

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amount to be paid as a result of such demand and the payment date. If at any time the Agent shall have made a payment to a beneficiary of such Letter of Credit in respect of a drawing or in respect of an acceptance created in connection with a drawing under such Letter of Credit, each Bank will pay to Agent immediately upon demand by the Agent at any time during the period commencing after such payment until reimbursement thereof in full by the Company, an amount equal to such Bank's Percentage of such payment, together with interest on such amount for each day from the date of demand for such payment (or, if such demand is made after 2:00 a.m. Minneapolis time on such date, from the next succeeding Business Day) to the date of payment by such Bank of such amount at the overnight rate.

(iii)   The Company shall be irrevocably and unconditionally obligated forthwith to reimburse the Agent for any amount paid by the Agent upon any drawing under any Letter of Credit, including any Letter of Credit issued for the account of a Material Subsidiary, without presentment, demand, protest or other formalities of any kind, all of which are hereby waived. Such reimbursement may, subject to satisfaction of the conditions in Article VI hereof and to the available Commitment (after adjustment in the same to reflect the elimination of the corresponding Letter of Credit Obligation), be made by the borrowing of Loans. The Agent will pay to each Bank such Bank's Percentage of all amounts received from the Company for application in payment, in whole or in part, of a Letter of Credit Obligation, but only to the extent such Bank has made payment to the Agent in respect of such Letter of Credit pursuant to clause (ii) above.

(iv)   The Company's obligation to reimburse the Agent for any amount paid by the Agent upon any drawing under any Letter of Credit shall be performed strictly in accordance with the terms of this Agreement and the applicable Letter of Credit Agreement under any and all circumstances notwithstanding any lack of validity or enforceability of any Letter of Credit, or any draft or other document presented under a Letter of Credit proving to be forged or fraudulent or any statement therein being untrue or inaccurate in any respect. Neither the Agent nor any Bank shall have any liability or responsibility by reason of or in connection with any payment or failure to make any payment thereunder, or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit, any error in interpretation of technical terms or any consequence arising from causes beyond the control of the Agent; provided that the foregoing shall not be construed to excuse the Agent from liability to the Company to the extent of any direct damages suffered by the Company that are caused by the Agent's failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit substantially comply with the terms thereof (unless the Agent has received approval from the Company to honor a particular non-conforming drawing). The parties hereto expressly agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of the Letter of Credit, the Agent may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

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(v)   The Company will pay to Agent for the account of each Bank in accordance with its Percentage letter of credit fees (the "Letter of Credit Fees") with respect to each Letter of Credit equal to an amount, calculated on the basis of face amount of each Letter of Credit, in each case for the period from and including the date of issuance of such Letter of Credit to and including the date of expiration or termination thereof at a per annum rate equal to the Applicable Margin, provided, that if the rate of interest provided in Section 3.1(e) is applicable to the Loans, the rate of the Letter of Credit Fees shall be increased by 2.00% per annum. The Agent will pay to each Bank, promptly after receiving any payment in respect of Letter of Credit Fees, an amount equal to the product of such Bank's Percentage times the amount of such Letter of Credit Fees. The Letter of Credit Fees shall be payable quarterly, in arrears, on the last day of March, June, September and December of each year. The Company will pay to the Agent for its own account other fees in respect of Letters of Credit in accordance with the Agent's standard fee schedule as in effect from time to time. The Company will also pay to the Agent for its own account a fee of 0.125% of the amount of any Letter of Credit (this is calculated as a one-time fee on the amount of each Letter of Credit, and not a periodic fee).

(d)   Indemnification; Release. The Company hereby indemnifies and holds harmless the Agent and each Bank from and against any and all claims and damages, losses, liabilities, and costs and expenses determined on a reasonable basis which the Agent or such Bank may incur (or which may be claimed against the Agent or such Bank) in connection with the execution and delivery of any Letter of Credit or transfer of or payment or failure to pay under any Letter of Credit; provided that the Company shall not be required to indemnify any party seeking indemnification for any claims, damages, losses, liabilities, costs or expenses to the extent caused by the gross negligence or willful misconduct of the party seeking indemnification or to the extent caused by Agent's failure to exercise care as described in the proviso to Section 2.7(c)(iv).

(e)   In the instance of issuance of any Letter of Credit for the account of any Material Subsidiary, the Company shall be deemed a joint applicant for such Letter of Credit, whether or not the Company shall have signed the relevant application or other Letter of Credit Agreement applying to such Letter of Credit, and shall be deemed to guaranty payment of all Letter of Credit Obligations in respect of such Letter of Credit under Article XI.

Section 2.8   Refunding of Swing Line Loans.

(a)   The Swing Line Bank, at any time following occurrence and during the continuance of a Default or Event of Default hereunder, at its sole and absolute discretion may, on behalf of the Company (which hereby irrevocably directs the Swing Line Bank to act on its behalf), upon notice given by the Swing Line Bank no later than 11:00 a.m., Minneapolis time, on the relevant refunding date, request each Bank to make, and each Bank hereby agrees to make, a Revolving Loan (which initially shall be a Base Rate Advance), in an amount equal to such Bank's Percentage of the aggregate amount of the Swing Line Loans (the "Refunded Swing Line Loans") outstanding on the date of such notice, to refund such Swing Line Loans. Each Bank shall make the amount of such Revolving Loan available to the Agent in immediately available funds, no later than 1:00 p.m., Minneapolis time, on the date of such notice. The proceeds of

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such Revolving Loans shall be distributed by the Agent to the Swing Line Bank and immediately applied by the Swing Line Bank to repay the Refunded Swing Line Loans.

(b) If, for any reason, Revolving Loans may not be (as determined by the Agent in its sole discretion), or are not, made pursuant to Section 2.8(a) to repay Swing Line Loans, then, effective on the date such Revolving Loans would otherwise have been made, each Bank severally, unconditionally and irrevocably agrees that it shall purchase a participating interest in such Swing Line Loans ("Unrefunded Swing Line Loans") in an amount equal to the amount of Revolving Loans which would otherwise have been made by such Bank pursuant to Section 2.8(a). Each Bank will immediately transfer to the Agent, in immediately available funds, the amount of its participation (the "Swing Line Participation Amount"), and the proceeds of such participation shall be distributed by the Agent to the Swing Line Bank in such amount as will reduce the amount of the participating interest retained by the Swing Line Bank in its Swing Line Loans.

(c) Whenever, at any time after the Swing Line Bank has received from any Bank such Bank's Swing Line Participation Amount, the Swing Line Bank receives any payment on account of the Swing Line Loans, the Swing Line Bank will distribute to such Bank its Swing Line Participation Amount (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Bank's participating interest was outstanding and funded and, in the case of principal and interest payments, to reflect such Bank's pro rata portion of such payment if such payment is not sufficient to pay the principal of and interest on all Swing Line Loans then due); provided, however, that in the event that such payment received by the Swing Line Bank is required to be returned, such Bank will return to the Swing Line Bank any portion thereof previously distributed to it by the Swing Line Bank.

(d) Each Bank's obligation to make the Loans referred to in Section 2.8(a) and to purchase participating interests pursuant to Section 2.8(b) shall be absolute and unconditional and shall not be affected by any circumstance, including, without limitation, (i) any setoff, counterclaim, recoupment, defense or other right which such Bank or the Company may have against the Swing Line Bank, the Company or any other Person for any reason whatsoever; (ii) the occurrence or continuance of a Default or an Event of Default or the failure to satisfy any of the other conditions precedent specified in Article VI; (iii) any adverse change in the condition (financial or otherwise) of the Company; (iv) any breach of this Agreement or any other Loan Document by the Company or any Bank; or (v) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing.

Section 2.9 Borrowing Subsidiaries.

(a) The Company, with the consent of the Agent (which shall not be unreasonably withheld) may designate any Foreign Subsidiary as a Borrowing Subsidiary; provided that all Banks must legally be able to make Loans to such Foreign Subsidiary. Upon not less than five (5) Business Days' prior notice, and upon the receipt and execution by the Agent of a duly executed Borrowing Subsidiary Agreement, such Subsidiary shall be a Borrowing Subsidiary and a party to this Agreement.

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(b) The obligation of each Bank to make its first Loan to any Borrowing Subsidiary is subject to the satisfaction of the condition that the Agent shall have received the following:

(i) all documents as shall reasonably demonstrate the existence of such Borrowing Subsidiary, the corporate power and authority of such Borrowing Subsidiary to enter into, and the validity with respect to such Borrowing Subsidiary of, this Agreement and the other Loan Documents to which it is a party and any other matters relevant hereto (including an opinion of counsel), all in form and substance satisfactory to the Agent; and

(ii) any governmental and third party approvals necessary or advisable in connection with the execution, delivery and performance of this Agreement by the Borrowing Subsidiary and any documents that any Bank is required to obtain under any governmental law, rule or regulation, including the Patriot Act.

(c) Each Borrowing Subsidiary hereby irrevocably appoints and authorizes the Company to take such action and deliver and receive notices hereunder as agent on its behalf and to exercise such powers under this Agreement as delegated to it by the terms hereof, together with all such powers as are reasonably incidental thereof. In furtherance of and not in limitation of the foregoing, for administrative convenience of the parties hereto, the Agent and the Banks shall send all notices and communications to be sent to any Borrowing Subsidiary solely to the Company and may rely solely upon the Company to receive all such notices and other communications for and on behalf of each Borrowing Subsidiary. No Person other than the Company (and its authorized officers and employees) may act as agent for any Borrowing Subsidiary hereunder without the written consent of the Agent.

(d) Each Loan made to a Borrowing Subsidiary and interest thereon shall be the Obligation of such Borrowing Subsidiary and the Company, guarantied by the Company pursuant to Article XI hereof. Notwithstanding anything to the contrary in this Agreement, unless expressly so provided in a Loan Document other than this Agreement entered by any Borrowing Subsidiary, no Borrowing Subsidiary shall have any obligations or liabilities in respect of any Obligations of any other Borrowing Subsidiary or the Company. The Company, the Agent and the Banks agree that due to difficulties of apportionment thereof, all Obligations other than principal and interest on Loans made to a Borrowing Subsidiary shall be Obligations of the Company only, and not of any Borrowing Subsidiary (whether or not such Obligations are related to Loans made to a Borrowing Subsidiary).

Section 2.10 Increase to Commitments. The Company may, from time to time, increase the Commitments hereunder, by giving notice to the Agent, specifying the dollar amount of the increase (which shall be in integral multiple of $5,000,000, and which shall not result in total aggregate Commitments hereunder in excess of $400,000,000); provided, however, that an increase in the Commitments hereunder may only be made at a time when no Default or Event of Default shall have occurred and be continuing. The Company may increase the Commitments by either increasing a Commitment with an existing Bank or obtaining a Commitment from a new financial institution, the selection of which shall require the consent of the Agent, not to be unreasonably withheld. The Company, the Agent and each Bank or other financial institution that is increasing its Commitment or extending a new Commitment shall enter into an amendment to this Agreement setting forth the amounts of the Commitments, as so increased or

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extended, and providing that any new financial institution extending a new Commitment shall be a Bank for all purposes under this Agreement. No such amendment shall require the approval or consent of any Bank whose Commitment is not being increased and no Bank shall be required to increase its Commitment unless it shall so agree in writing. Upon the execution and delivery of such amendment as provided above, this Agreement shall be deemed to be amended accordingly and the Agent shall adjust the funded amount of the Advances of the Banks so that each Bank (including the Banks with new or increased Commitments) shall hold their respective Percentages (as amended by such amendment) of the Advances outstanding and the unfunded Commitments (and each Bank shall so fund any increased amount of Advances).

Section 2.11 <u>Purpose of Loans</u>. The Loans shall be used by the Company and its Subsidiaries for working capital purposes, capital expenditures, Permitted Acquisitions, prepayment of existing Indebtedness, share repurchases and other corporate purposes of the Company and its Subsidiaries.

ARTICLE III INTEREST AND FEES

Section 3.1 <u>Interest</u>. The Loans shall bear interest as follows, all payable on the applicable Payment Dates for the type of Advances:

(a) <u>Fixed LIBOR Advances</u>. The unpaid principal amount of each Fixed LIBOR Advance shall bear interest prior to maturity at a rate per annum equal to the sum of (i) the LIBOR Rate in effect for the Interest Period for such Fixed LIBOR Advance, <u>plus</u> (ii) the Applicable Margin, <u>plus</u> (iii) for Fixed LIBOR Advances made in Alternative Currencies by a Bank from an Alternative Currency Lending Office in the United Kingdom or a Participating Member State only, if so requested by a Bank in accordance with <u>Exhibit D</u> hereto, the Mandatory Costs of such Bank.

(b) <u>Floating LIBOR Advances</u>. The unpaid principal amount of each Floating LIBOR Advance shall bear interest prior to maturity at a rate per annum equal to the LIBOR Rate in effect for each day plus the Applicable Margin.

(c) <u>Base Rate Advances</u>. The unpaid principal amount of each Base Rate Advance shall bear interest prior to maturity at a rate per annum equal to the Base Rate.

(e) <u>Interest After Default</u>. After notice by the Agent to the Company (which may be given by the Agent and shall, upon direction by the Required Bank be given) following occurrence and during continuance of an Event of Default, the Loans shall bear interest until paid in full at a rate per annum equal to 2.00% in excess of the rate otherwise applicable to the Loans.

Section 3.2 <u>Facility Fee</u>. The Company shall pay fees (the "Facility Fees") to the Agent for the account of the Banks in an amount per annum determined by applying the Applicable Facility Fee Rate to the full amount of the Commitments of the respective Banks (whether used or unused) for the period from the date hereof to the Termination Date, payable on the applicable Payment Dates for Facility Fees.

Section 3.3 <u>Computation</u>. Interest on Base Rate Advances, the interest rate of which is determined with reference to the Prime Rate, shall be computed on the basis of actual days elapsed and a year of 365 or

366 days, as applicable. All other interest, Facility Fees and other periodic fees (including Letter of Credit Fees) shall be computed on the basis of actual days elapsed and a year of 360 days.

Section 3.4 <u>Agent's Fee</u>. The Company shall pay a fee to the Agent for its own account in amounts and at times provided in a letter agreement, dated as of July 12, 2007 (the "<u>Agent's Fee Letter</u>") between the Agent and the Company.

ARTICLE IV PAYMENTS, PREPAYMENTS, REDUCTION OR TERMINATION OF THE CREDIT AND SETOFF

Section 4.1 <u>Repayment</u>. Principal of the Loans, together with all accrued and unpaid interest thereon, shall be due and payable on the Termination Date.

Section 4.2 <u>Prepayments</u>.

(a) The Borrowers may, upon at least one Business Day's prior written or telephonic notice received by the Agent, prepay the Loans denominated in Dollars, in whole or in part, at any time subject to the provisions of <u>Section 2.6</u>, without any other premium or penalty. Any prepayment of a Fixed LIBOR Advance must be accompanied by accrued and unpaid interest on the amount prepaid. Each partial prepayment of a Revolving Loan that is a Base Rate Advance shall be in an amount of $100,000 or an integral multiple of $50,000 above such amount, or if less, the remaining principal balance. Each partial prepayment of a Swing Line Loan that is a Floating LIBOR Advance or Base Rate Advance shall be in an amount of $5,000 or an integral multiple thereof above such amount, or if less, the remaining principal balance. Each partial prepayment of a Fixed LIBOR Advance shall be in an amount of $500,000 or an integral multiple of $100,000 above such amount, or, if less, the remaining principal balance.

(b) The Borrowers may, upon at least three Business Days' prior written or telephonic notice received by the Agent, prepay the Revolving Loans denominated in Alternative Currencies. Any prepayment of a Revolving Loan in an Alternative Currency shall be in the full amount of such Revolving Loan initially borrowed or in such portion of such amount as the Agent shall approve at it reasonable discretion, and shall be subject to the provisions of <u>Section 2.6</u>, without any other premium or penalty.

(c) If on any Revaluation Date, the Agent shall determine that the outstanding Revolving Loans, Swing Line Loans and Letter of Credit Obligations shall exceed the aggregate Commitments of the Banks, the Borrowers shall, upon notice of such excess by the Agent, repay the Revolving Loans or Swing Line Loans in the amount of any such excess. For purposes of this Section and all calculations herein, the principal of Revolving Loans in Alternative Currencies shall be calculated using the Dollar Equivalent of such Revolving Loans on the Advances as determined by the Agent on such Revaluation Date. Such payment shall be applied <u>first</u>, to any Swing Line Loans outstanding, <u>second</u>, to any Revolving Loans in Dollars (first to Base Rate Advances, then Floating LIBOR Advances in a manner reasonably calculated to minimize payments under <u>Section 2.6</u>), <u>third</u>, to any Revolving Loans in Alternative Currencies, and <u>fourth</u>, to be held as cash collateral for Letter of Credit Obligations as provided in <u>Section 10.3</u>.

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Section 4.3 <u>Optional Reduction or Termination of Commitments</u>. The Company may, at any time, upon no less than three (3) Business Days prior written or telephonic notice received by the Agent, reduce the Commitments of all Banks, such reduction to be in a minimum amount of $5,000,000 or an integral multiple thereof and to be applied ratably to the Commitments of the respective Banks. Upon any reduction in the Commitments pursuant to this Section, the Company shall pay to the Agent for the account of the Banks the amount, if any, by which the aggregate unpaid principal amount of outstanding Loans exceeds the total Commitments of all Banks as so reduced. Amounts so paid cannot be reborrowed. The Company may, at any time, upon not less than three (3) Business Days prior written notice to the Agent, terminate the Commitments in their entirety. Upon termination of the Commitments pursuant to this Section, the Company shall pay to the Agent for the account of the Banks the full amount of all outstanding Loans and shall cause all other Termination Conditions to exist. All payment described in this Section is subject to the provisions of <u>Section 2.6</u>.

Section 4.4 <u>Payments</u>. Payments and prepayments of principal of, and interest on, the Notes and all fees, expenses and other obligations under the Loan Documents shall be made without set-off or counterclaim in immediately available funds not later than 3:00 p.m., Minneapolis time, on the dates due at the main office of the Agent in Minneapolis, Minnesota. Funds received on any day after such time shall be deemed to have been received on the next Business Day. The Agent shall promptly distribute in like funds to each Bank its Percentage share of each such payment of principal, interest and Facility Fees. Subject to the definition of the term "Interest Period", whenever any payment to be made hereunder or on the Notes shall be stated to be due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension of time shall be included in the computation of any interest or fees.

4.5 <u>Proration of Payments</u>. If any Bank or other holder of a Loan shall obtain any payment or other recovery (whether voluntary, involuntary, by application of offset, pursuant to the guaranty hereunder, or otherwise) on account of principal of, interest on, or fees with respect to any Loan, in any case in excess of the share of payments and other recoveries of other Banks or holders, such Bank or other holder shall purchase from the other Banks or holders, in a manner to be specified by the Agent, such participations in the Loans held by such other Banks or holders as shall be necessary to cause such purchasing Bank or other holder to share the excess payment or other recovery ratably with each of such other Banks or holders; <u>provided</u>, <u>however</u>, that if all or any portion of the excess payment or other recovery is thereafter recovered from such purchasing Bank or holder, the purchase shall be rescinded and the purchase price restored to the extent of such recovery, but without interest.

ARTICLE V ADDITIONAL PROVISIONS RELATING TO LOANS

Section 5.1 <u>Increased Costs</u>. If, as a result of application of any law (or in the interpretation or administration thereof) applicable to any Advance in an Alternative Currency, or change in any law (or in the interpretation or administration thereof) applicable to any Advance in Dollars after the date hereof, or application (for Alternative Currency Advances) or change after the date hereof (for Dollar Advances) of any rule, regulation, treaty or directive (or in the interpretation or administration thereof), or compliance by the Banks with any request or directive (whether or not having the force of law) from any court, central bank, governmental authority, agency or instrumentality, or comparable agency (provided, that in the case of Dollar Advances, such request or directive is made or issued after the date hereof):

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(a) any reserve, special deposit, special assessment or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Bank is imposed, modified or deemed applicable, including without limitation any LIBOR Reserve Rate on Dollars or similar reserve on Alternative Currencies;

(b) any increase in the amount of capital required or expected to be maintained by any Bank or any Person controlling such Bank is imposed, modified or deemed applicable; or

(c) any other condition affecting this Agreement or the Commitments is imposed on any Bank or the relevant funding markets;

and such Bank determines that, by reason thereof, the cost to such Bank of making or maintaining the Loans or extending its Commitment is increased, or the amount of any sum receivable by such Bank hereunder or under the Notes in respect of any Loan is reduced;

then, the Company shall pay to such Bank upon demand such additional amount or amounts as will compensate such Bank (or the controlling Person in the instance of (c) above) for such additional costs or reduction (provided that the Banks have not been compensated for such additional cost or reduction in the calculation of the LIBOR Reserve Rate). Determinations by each Banks for purposes of this Section 5.1 of the additional amounts required to compensate such Bank shall be conclusive in the absence of manifest error. In determining such amounts, the Banks may use any reasonable averaging, attribution and allocation methods. Each Bank shall use best efforts to notify the Company within 90 days after becoming aware of any application or change that would result in payments by the Company under this Section 5.1. In the event that a Bank shall not so notify the Company within such 90-day period, the Bank shall only claim payments under this Section that accrued after the day 90 days prior to the notification by the Bank of such application or change.

Section 5.2 Deposits Unavailable or Interest Rate Unascertainable or Inadequate; Impracticability. If the Agent determines (which determination shall be conclusive and binding on the parties hereto) that:

(a) deposits of the necessary amount for the relevant Interest Period for any LIBOR Advance are not available in the relevant markets, or for Alternative Currencies, necessary amounts of the relevant Alternative Currency are not readily obtainable on regular exchange markets available to each Bank, or that, by reason of circumstances affecting such market, adequate and reasonable means do not exist for ascertaining the LIBOR Rate for Dollars or other Alternative Currencies for such Interest Period;

(b) the LIBOR Rate will not adequately and fairly reflect the cost to the Banks of making or funding the LIBOR Advance for a relevant Interest Period; or

(c) the making or funding of LIBOR Advances has become impracticable as a result of any event occurring after the date of this Agreement which, in the opinion of the Agent, materially and adversely affects such Advances or any Bank's Commitment or the relevant market;

the Agent shall promptly give notice of such determination to the Company, and (i) any notice of a new LIBOR Advance in Dollars previously given by the Borrowers and not yet borrowed or converted shall

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be deemed to be a notice to make a Base Rate Advance; (ii) any notice of a new LIBOR Advance in an Alternative Currency shall, upon notice by the Agent, be withdrawn by the Borrowers, and (iii) the Borrowers shall be obligated to either prepay in full any outstanding LIBOR Advances (in Dollars or Alternative Currencies), without premium or penalty on the last day of the current Interest Period with respect thereto or, in the instance of a LIBOR Advance in Dollars, convert any such LIBOR Advance to a Base Rate Advance on such last day.

Section 5.3 <u>Changes in Law Rendering LIBOR Advances Unlawful</u>. If at any time due to the adoption of any law, rule, regulation, treaty or directive, or any change therein or in the interpretation or administration thereof by any court, central bank, governmental authority, agency or instrumentality, or comparable agency charged with the interpretation or administration thereof in each case after the date of this Agreement, or for any other reason arising subsequent to the date of this Agreement, it shall become unlawful or impossible for any Bank to make or fund any LIBOR Advance in either Dollars or an Alternative Currency, the obligation of such Bank to provide such LIBOR Advance in Dollars or the relevant Alternative Currency shall, upon the happening of such event, forthwith be suspended for the duration of such illegality or impossibility. If any such event shall make it unlawful or impossible for the Bank to continue any LIBOR Advance previously made by it hereunder, such Bank shall, upon the happening of such event, notify the Agent and the Company thereof in writing, and the Company shall, at the time notified by such Bank, repay such Advance in full, together with accrued interest thereon, subject to the provisions of <u>Section 2.6</u>, in the instance of a LIBOR Advance in Dollars convert each such unlawful Advance to a Base Rate Advance, or in the instance of a LIBOR Advance in an Alternative Currency, change the interest rate index to an index that is not unlawful or impossible for such Bank.

Section 5.4 <u>Discretion of the Banks as to Manner of Funding</u>. Notwithstanding any provision of this Agreement to the contrary, each Bank shall be entitled to fund and maintain its funding of all or any part of the Loans in any manner it elects; it being understood, however, that for purposes of this Agreement, all determinations hereunder shall be made as if the Banks had actually funded and maintained each LIBOR Advance during the Interest Period for such Advance through the purchase of deposits of Dollars or purchase of Alternative Currencies on the foreign exchange market, each the having a term corresponding to such Interest Period and bearing an interest rate equal to the LIBOR Rate for such Interest Period (whether or not any Bank shall have granted any participations in such Advances).

Section 5.5 <u>Taxes</u>.

(a) <u>No Deductions</u>. All payments made by the Borrowers under this Agreement and each other Loan Document shall be made free and clear of and without deduction for any present or future taxes, levies, imposts, deductions, charges, or withholdings, and all liabilities with respect thereto, excluding taxes imposed on the net income of any Bank and all income and franchise taxes applicable to any Bank and taxes measured by or imposed on the capital or net worth of any Bank by the jurisdiction of its location or organization (all such nonexcluded taxes, levies, imposts, deductions, charges, withholdings, and liabilities being hereinafter referred to as "Taxes"). If the Borrowers shall be required by law to deduct any Taxes from or in respect of any sum payable under this Agreement or any other Loan Document, (i) the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this <u>Section 5.5</u>) each Bank receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrowers shall make such deductions and (iii) the Borrowers shall timely pay the full amount deducted to the relevant tax authority or other authority in accordance with applicable Law.

(b) <u>Stamp Taxes</u>. In addition, the Borrowers agree to pay any present or future stamp or documentary taxes or any other excise or property taxes, charges, or similar levies which arise from any payment made hereunder or from the execution, delivery, or registration of, or otherwise with respect to, this Agreement or any other Loan Document (hereinafter referred to as "<u>Other Taxes</u>").

(c) <u>Indemnification for Taxes Paid by a Bank</u>. The Borrowers shall indemnify each Bank for the full amount of Taxes or Other Taxes (including, without limitation, any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this <u>Section 5.5</u>) paid by any Bank and any liability (including penalties, interest, and expenses) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted. The Agent shall use its best efforts, but shall not be penalized for failure, to alert the Borrowers to the assertion of any such claim for taxes. This indemnification shall be made within 30 days from the date a Bank makes written demand therefor.

(d) <u>Certificate</u>. Within 30 days after the date of any payment of any Taxes by the Borrowers, the Borrowers shall furnish to each Bank, at its address referred to herein, the original or a certified copy of a receipt evidencing payment thereof. If no Taxes are payable in respect of any payment by the Borrowers, the Borrowers shall, if so requested by a Bank, provide a certificate of an officer of the Borrowers to that effect.

(e) <u>Refunds, Credits, Allowances</u>. The Amount that the Borrower shall be required to pay to any Bank pursuant to this Section 5.5 shall be reduced by the amount of any refund, credit or allowance which such Bank has received or reasonably anticipates receiving in respect of Taxes as to which it has received additional amounts or has been indemnified by the Borrower. In the case of such a refund, credit or allowance that is anticipated to be received by a Bank after its current financial reporting period, such Bank may require the Borrower's to adjust payments or indemnify it as payments are due, and return the amount of such refund, credit or allowance when received.

(f) <u>Survival</u>. Without prejudice to the survival of any other agreement of the Borrowers hereunder, the agreements and obligations of the Borrowers contained in this <u>Section 5.5</u> shall survive the payment in full of principal and interest hereunder and under any instrument delivered hereunder.

Section 5.6 <u>Judgment Currency</u>. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due from any Borrower hereunder in the currency expressed to be payable under this Agreement, the Notes or the Agent's Fee Letter (the "specified currency") into another currency, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Agent could purchase the specified currency with such other currency at the Agent's main office in Minneapolis, Minnesota on the Business Day preceding that on which the final, non-appealable judgment is given. The obligations of the Borrowers in respect of any sum due to any Bank or the Agent under this

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Agreement, the Notes and the Fee Letter shall, notwithstanding any judgment in a currency other than the specified currency, be discharged only to the extent that on the Business Day following receipt by such Bank or the Agent (as the case may be) of any sum adjudged to be so due in such other currency such Bank or the Agent (as the case may be) may in accordance with normal, reasonable banking procedures purchase the specified currency with such other currency. If the amount of the specified currency so purchased is less than the sum originally due to such Bank or the Agent, as the case may be, in the specified currency, the Borrowers agree, to the fullest extent that they may effectively do so, as a separate obligation and notwithstanding any such judgment, to indemnify such Bank or the Agent, as the case may be, against such loss.

Section 5.7 <u>Mitigation</u>.

(a) If any Bank requests compensation under <u>Section 5.1</u> hereof, or the Borrowers are required to pay any additional amount to or for the account of any Bank pursuant to <u>Section 5.5</u> hereof, then such Bank shall use reasonable efforts to designate a different lending office for the funding or booking of its Loans or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the reasonable judgment of such Bank such designation or assignment (i) would eliminate or materially reduce amounts payable pursuant to <u>Section 5.1</u> or <u>Section 5.5</u>, in the future, (ii) would not subject such Bank to any unreimbursed cost or expense, and (iii) would not otherwise be materially disadvantageous in any way to such Bank.

(b) The Company hereby agrees to pay all reasonable costs and expenses incurred by any Bank in connection with any designation or assignment pursuant to this <u>Section 5.7</u>.

<u>ARTICLE VI</u> CONDITIONS PRECEDENT

Section 6.1 <u>Conditions of Initial Loan</u>. The obligation of the Banks to make the initial Loan hereunder and of the Agent to issue Letters of Credit hereunder shall be subject to the satisfaction of the conditions precedent, in addition to the applicable conditions precedent set forth in <u>Section 6.2</u> below, that the Agent shall have received all of the following, in form and substance satisfactory to the Agent, each duly executed and certified or dated as of the date of this Agreement or such other date as is satisfactory to the Agent:

(a) The Notes payable to each Bank executed by a duly authorized officer (or officers) of the Company (or Company and Borrowing Subsidiary, if applicable).

(b) The Pledge Agreements and lien, tax and judgment searches reasonably satisfactory to the Agent, together with delivery of any certificate evidencing the stock or Ownership Interest of Foreign Subsidiaries pledged thereby and executed assignments separate from certificate (stock powers) for such certificates.

(c) The Guaranties required hereunder, executed by a duly authorized officer (or officers) of each Subsidiary required to be a Guarantor hereunder.

(d) A certificate or certificates of the Secretary or an Assistant Secretary of each Borrower, attesting to and attaching (i) a copy of the corporate resolution of the Company authorizing the execution, delivery and performance of the Loan Documents, (ii) an incumbency certificate

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showing the names and titles, and bearing the signatures of, the officers of such Borrower authorized to execute the Loan Documents, and (iii) a copy of the Organizational Documents of such Borrower with all amendments thereto.

(e) A Certificate of Good Standing or the equivalent for any Foreign Subsidiary that is a Borrowing Subsidiary in the jurisdiction of its incorporation, certified by the appropriate governmental officials.

(f) An opinion of counsel to the Company and any Borrowing Subsidiary, addressed to the Agent and the Banks, in substantially the form of Exhibit F.

Section 6.2 <u>Conditions Precedent to all Loans</u>. The obligation of the Bank to make any Loan hereunder (including the initial Loan) and the obligation of the Lender to issue Letters of Credit hereunder shall be subject to the satisfaction of the following conditions precedent (and any request for a Loan shall be deemed a representation by the Company that the following are satisfied):

(a) Before and after giving effect to such Loan or Letter of Credit, the representation and warranties contained in Article VII shall be true and correct in all material respects, as though made on the date of such Loan or issuance of such Letter of Credit, except for (i) the last sentence of Section 7.5 and (ii) representations and warranties which by their terms are limited to an earlier date.

(b) Before and after giving effect to such Loan or Letter of Credit, no Default or Event of Default shall have occurred and be continuing.

ARTICLE VII REPRESENTATIONS AND WARRANTIES

To induce the Agent and the Banks to enter into this Agreement, to grant the Commitments and to make Loans and issue Letters of Credit hereunder, the Borrowers represent and warrant to the Agent and the Banks:

Section 7.1 <u>Organization, Standing, Etc</u>. The Company and each of its corporate Subsidiaries are corporations duly incorporated and validly existing and in good standing under the laws of the jurisdiction of their respective incorporation and have all requisite corporate power and authority to carry on their respective businesses as now conducted, to (in the instance of the Company) enter into the Loan Documents and to perform its obligations under the Loan Documents. The Company and each of its Subsidiaries are duly qualified and in good standing as a foreign corporation or other entity in each jurisdiction in which the character of the properties owned, leased or operated by it or the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not be reasonably likely to result in an Adverse Event.

Section 7.2 <u>Authorization and Validity</u>. The execution, delivery and performance by each Borrower and each Guarantor of the Loan Documents to which such Borrower or such Guarantor is a party have been duly authorized by all necessary corporate, limited liability company or partnership action by such Borrower or such Guarantor, and such Loan Documents constitute the legal, valid and binding obligations of such Borrower or such Guarantor, enforceable against such Borrower or such Guarantor in accordance with their respective terms, subject to limitations as to enforceability which might result from

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bankruptcy, insolvency, moratorium and other similar laws affecting creditors' rights generally and subject to general principles of equity.

Section 7.3 No Conflict; No Default. The execution, delivery and performance by each Borrower and each Guarantor of the Loan Documents to which such Borrower or such Guarantor is a party will not (a) violate any provision of any law, statute, rule or regulation or any order, writ, judgment, injunction, decree, determination or award of any court, governmental agency or arbitrator presently in effect having applicability to such Borrower or such Guarantor, (b) violate or contravene any provisions of the Organizational Documents of such Borrower or such Guarantor, or (c) result in a breach of or constitute a default under any indenture, loan or credit agreement or any other material agreement, lease or instrument to which such Borrower or such Guarantor is a party or by which it or any of its properties may be bound or result in the creation of any Lien on any asset of such Borrower or such Guarantor or any Subsidiary of such Borrower or such Guarantor. Neither the Company nor any Subsidiary is in default under or in violation of any such law, statute, rule or regulation, order, writ, judgment, injunction, decree, determination or award or any such indenture, loan or credit agreement or other agreement, lease or instrument in any case in which the consequences of such default or violation would be reasonably likely to result in an Adverse Event. No Default or Event of Default has occurred and is continuing.

Section 7.4 Government Consent. No order, consent, approval, license, authorization or validation of, or filing, recording or registration with, or exemption by, any governmental or public body or authority is required on the part of any Borrower or any Guarantor to authorize, or is required on the part of any Borrower or any Guarantor in connection with the execution, delivery and performance of, or the legality, validity, binding effect or enforceability of, the Loan Documents.

Section 7.5 Financial Statements and Condition. The Company's audited consolidated financial statements as at December 29, 2006, and its unaudited consolidated financial statements as at March 30, 2007, as heretofore furnished to the Banks, have been prepared in accordance with GAAP on a consistent basis and fairly present, in all material respects, the consolidated financial condition of the Company and its Subsidiaries as at such dates and the consolidated results of their operations and cash flows for the respective periods then ended (subject, in the case of such interim financial statements, to the absence of footnotes and normal year-end adjustments). Since December 29, 2006, no Adverse Event has occurred.

Section 7.6 Litigation. Except as described in Schedule 7.6, there are no actions, suits or proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company or any Subsidiary or any of their properties before any court or arbitrator, or any governmental department, board, agency or other instrumentality which would be reasonably likely to result in an Adverse Event.

Section 7.7 Compliance. The Company and its Subsidiaries are in compliance with all statutes and governmental rules and regulations applicable to them, except where the failure to be in such compliance would not be reasonably likely to result in an Adverse Event.

Section 7.8 Environmental, Health and Safety Laws. There does not exist any violation by the Company or any Subsidiary of any applicable federal, state or local law, rule or regulation or order of any government, governmental department, board, agency or other instrumentality relating to environmental, pollution, health or safety matters which is reasonably likely to impose a material liability on the Company or a Subsidiary or which would require a material expenditure by the Company or such Subsidiary to cure. Neither the Company nor any Subsidiary has received any notice to the effect that any part of its operations

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or properties is not in material compliance with any such law, rule, regulation or order or notice that it or its property is the subject of any governmental investigation evaluating whether any remedial action is needed to respond to any release of any toxic or hazardous waste or substance into the environment, the consequences of which non-compliance or remedial action would be reasonably likely to result in an Adverse Event.

Section 7.9 ERISA. Each Plan complies in all material respects with all applicable requirements of ERISA and the Code and with all applicable rulings and regulations issued under the provisions of ERISA and the Code setting forth those requirements. No Reportable Event, other than a Reportable Event for which the reporting requirements have been waived by regulations of the PBGC, has occurred and is continuing with respect to any Plan. All of the minimum funding standards applicable to such Plans have been satisfied and there exists no event or condition which would permit the institution of proceedings to terminate any Plan under Section 4042 of ERISA (except for immaterial failures). The current value of the Plans' benefits guaranteed under Title IV or ERISA does not exceed the current value of the Plans' assets allocable to such benefits by more than $10,000,000.

Section 7.10 Regulation U. The Company is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (as defined in Regulation U of the Board of Governors of the Federal Reserve System).

Section 7.11 Ownership of Property; Liens. Each of the Company and the Subsidiaries has good and marketable title to its owned real properties and good and sufficient title to its other owned properties, including all properties and assets referred to as owned by the Company and its Subsidiaries in the audited balance sheet of the Company referred to in Section 7.5 (other than property disposed of since the date of such balance sheet in the ordinary course of business or as otherwise permitted by this Agreement). None of the properties, revenues or assets of the Company or any of its Subsidiaries is subject to a Lien securing any Indebtedness (other than the Obligations) except to the extent securing Secured Indebtedness permitted by Section 9.8.

Section 7.12 Taxes. Each of the Company and the Subsidiaries has filed all federal, state and local tax returns required to be filed and has paid or made provision for the payment of all taxes due and payable pursuant to such returns and pursuant to any assessments made against it or any of its property and all other taxes, fees and other charges imposed on it or any of its property by any governmental authority (other than taxes, fees or charges the amount or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which reserves in accordance with GAAP have been provided on the books of the Company). No tax Liens have been filed and no material claims are being asserted with respect to any such taxes, fees or charges. The charges, accruals and reserves on the books of the Company in respect of taxes and other governmental charges are adequate.

Section 7.13 Trademarks, Patents. Each of the Company and the Subsidiaries possesses or has the right to use all of the material patents, trademarks, trade names, service marks and copyrights, and applications therefor, and all technology, know-how, processes, methods and designs used in or necessary for the conduct of its business, without known conflict with the rights of others.

Section 7.14 Investment Company Act. Neither the Company nor any Subsidiary is an "investment company" or a company "controlled" by an investment company within the meaning of the Investment Company Act of 1940, as amended.

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Section 7.15 Subsidiaries. Schedule 7.15 sets forth as of the date of this Agreement a list of all Subsidiaries and the number and percentage of the shares of each class of capital stock owned beneficially or of record by the Company or any Subsidiary therein, and the jurisdiction of formation of each Subsidiary.

ARTICLE VIII AFFIRMATIVE COVENANTS

From the date of this Agreement and thereafter until Termination Conditions exist, the Company will do, and will cause each Subsidiary (except in the instance of Section 8.1) to do, all of the following:

Section 8.1 Financial Statements and Reports. Furnish to the Banks:

(a) As soon as available and in any event the earlier of (i) five (5) Business Days after the filing thereof with the Securities and Exchange Commission, or (ii) ninety (90) days after the end of each fiscal year of the Company, the annual audit report of the Company and its Subsidiaries prepared on a consolidated basis and in conformity with GAAP, consisting of at least statements of income, cash flow, and stockholders' equity for such year, and a consolidated balance sheet as at the end of such year, setting forth in each case in comparative form corresponding figures from the previous annual audit, certified without qualification by independent certified public accountants of recognized standing selected by the Company and reasonably acceptable to the Agent.

(b) As soon as available and in any event the earlier of (i) five (5) Business Days after the filing thereof with the Securities and Exchange Commission, or (ii) within forty five (45) days after the end of each of the first three fiscal quarters of each fiscal year, a copy of the unaudited financial statements of the Company and its Subsidiaries prepared in the same manner as the audit report referred to in Section 8.1(a), certified on behalf of the Company by its chief financial officer, consisting of at least a consolidated statement of income for the Company and the Subsidiaries for such quarter and for the period from the beginning of such fiscal year to the end of such quarter, a consolidated statement of cash flow for the Company and its Subsidiaries for the period from the beginning of such fiscal year to the end of such quarter, and a consolidated balance sheet of the Company and its Subsidiaries as at the end of such quarter.

(c) Together with the financial statements furnished by the Company under Sections 8.1(a) and 8.1(b), a Compliance Certificate signed on behalf of the Company by its chief financial officer stating that as at the date of each such financial statement there did not exist any Default or Event of Default or, if such Default or Event of Default existed, specifying the nature and period of existence thereof and what action the Company proposes to take with respect thereto.

(d) Immediately upon a Responsible Employee becoming aware of any Default or Event of Default, a notice describing the nature thereof and what action the Company proposes to take with respect thereto.

(e) Immediately upon a Responsible Employee becoming aware of the occurrence, with respect to any Plan, of any Reportable Event (other than a Reportable Event for which the reporting requirements have been waived by PBGC regulations) or any "prohibited transaction" (as defined in Section 4975 of the Code), a notice specifying the nature thereof and what action the Company

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proposes to take with respect thereto, and, when received, copies of any notice from PBGC of intention to terminate or have a trustee appointed for any Plan.

(f) Promptly upon the mailing or filing thereof, copies of all material financial statements, reports and proxy statements mailed by the Company to the Company's shareholders, and copies of all registration statements, periodic reports and other documents filed by the Company with the Securities and Exchange Commission (or any successor thereto) or any national securities exchange.

(g) Immediately upon a Responsible Employee becoming aware of the occurrence thereof, notice of the institution of any litigation, arbitration or governmental proceeding, or the rendering of a judgment or decision in such litigation or proceeding, which is material to the Company and its Subsidiaries as a consolidated enterprise, and the steps being taken by the Company or Subsidiary affected by such proceeding.

(h) Immediately upon a Responsible Employee becoming aware of the occurrence thereof, notice of any violation as to any environmental matter by the Company or any Subsidiary and of the commencement of any judicial or administrative proceeding relating to health, safety or environmental matters (i) in which an adverse determination or result would be reasonably likely to result in the revocation of or have a material adverse effect on any operating permits, air emission permits, water discharge permits, hazardous waste permits or other permits held by the Company or any Subsidiary which are material to the operations of the Company or such Subsidiary as a consolidated enterprise, or (ii) which would be reasonably likely to impose a material liability on the Company or such Subsidiary to any Person or which will require a material expenditure by the Company or such Subsidiary to cure any alleged problem or violation.

(i) From time to time, such other information regarding the business, operation and financial condition of the Company and the Subsidiaries as any Bank may reasonably request.

Section 8.2 <u>Corporate Existence</u>. Subject to <u>Section 9.1</u> in the instance of a Subsidiary, maintain its corporate existence in good standing under the laws of its jurisdiction of formation and its qualification to transact business as a foreign entity in each other jurisdiction in which the character of the properties owned, leased or operated by it or the business conducted by it makes such qualification necessary, unless failure to so qualify would not be reasonably likely to result in an Adverse Event.

Section 8.3 <u>Insurance</u>. Maintain with financially sound and reputable insurance companies such insurance as may be required by law and such other insurance in such amounts and against such hazards as is customary in the case of reputable corporations engaged in the same or similar business and similarly situated.

Section 8.4 <u>Payment of Taxes and Claims</u>. File all tax returns and reports which are required by law to be filed by it and pay before they become delinquent all taxes, assessments and governmental charges and levies imposed upon it or its property and all claims or demands of any kind (including, without limitation, those of suppliers, mechanics, carriers, warehouses, landlords and other like Persons) which, if unpaid, might result in the creation of a Lien upon its property; <u>provided</u> that the foregoing items need not be paid if they are being contested in good faith by appropriate proceedings, and as long as the Company's or such Subsidiary's title to its property is not materially adversely affected, its use of such property in the

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ordinary course of its business is not materially interfered with and adequate reserves with respect thereto have been set aside on the Company's or such Subsidiary's books in accordance with GAAP.

Section 8.5 Inspection. Permit any Person designated by any Bank to visit and inspect any of its properties, corporate books and financial records, to examine and to make copies of its books of accounts and other financial records, and to discuss the affairs, finances and accounts of the Company and the Subsidiaries with, and to be advised as to the same by, its officers at such reasonable times and intervals as such Bank may designate upon reasonable prior notice by such Bank to the Company. So long as no Event of Default exists, the expenses of the Banks for such visits, inspections and examinations shall be at the expense of the Banks, but any such visits, inspections, and examinations made while any Event of Default is continuing shall be at the expense of the Company.

Section 8.6 Maintenance of Properties. Maintain its properties used or useful in the conduct of its business in good condition, repair and working order (ordinary wear and tear excepted), and supplied with all necessary equipment, and make all necessary repairs, renewals, replacements, betterments and improvements thereto, all as may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times.

Section 8.7 Books and Records. Keep adequate and proper records and books of account in which full and correct entries will be made of its dealings, business and affairs.

Section 8.8 Compliance. Comply in all material respects with all laws, rules, regulations, orders, writs, judgments, injunctions, decrees or awards to which it may be subject, provided, that failure to so comply shall not be a breach of this covenant if such failure has not resulted, and is not reasonably likely to result, in an Adverse Effect and the Borrower or such Subsidiary is acting in good faith and with reasonable dispatch to cure such noncompliance.

Section 8.9 ERISA. Maintain each Plan in compliance in all material respects with all applicable requirements of ERISA and of the Code and with all applicable rulings and regulations issued under the provisions of ERISA and of the Code.

Section 8.10 Environmental Matters. Observe and comply with all laws, rules, regulations and orders of any government or government agency relating to health, safety, pollution, hazardous materials or other environmental matters to the extent non-compliance would be reasonably likely to result in a material liability or an Adverse Event

Section 8.11 Subsidiaries. Upon the formation or acquisition of any Material Subsidiary:

(a) If it is a Domestic Subsidiary, the Company will cause such Material Subsidiary to become a Guarantor and to, concurrent with such formation or acquisition, execute and deliver a Guaranty to the Agent for the benefit of the Banks, and provide a secretary's certificate and copies of all documents consistent with Section 6.1(d) for such Material Subsidiary; and

(b) If it is a Foreign Subsidiary, the Company will pledge, or will cause any Domestic Subsidiary owning such stock or Ownership Interests to pledge to the Agent for the benefit of the Banks, pursuant to a Pledge Agreement, the lesser of (i) 65% of the outstanding stock or other Ownership Interests of such Material Foreign Subsidiary, or (ii) all of the stock or other

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Ownership Interests of such Material Foreign Subsidiary owned by the Company or such Domestic Subsidiary at any time.

ARTICLE IX NEGATIVE COVENANTS

From the date of this Agreement and thereafter until Termination Conditions exist, the Company will not, and will not permit any Subsidiary to, do any of the following:

Section 9.1 Merger. Merge or consolidate or enter into any analogous reorganization or transaction with any Person; provided, however, that:

(a) any Wholly-owned Subsidiary may be merged with or liquidated into the Company (if the Company is the surviving corporation) or any other Wholly-owned Subsidiary; and

(b) any Subsidiary may be merged with any other Person in the conduct of a Permitted Acquisition, provided that the resulting Person is a Subsidiary, or in the conduct of a disposition of such Subsidiary permitted under Section 9.2 of this Agreement.

Section 9.2 Sale of Assets. Sell, transfer, lease or otherwise convey all or any substantial part of its assets (determined for the Company and its Subsidiaries as a consolidated business) except for:

(a) sales and leases of inventory in the ordinary course of business;

(b) sales or other transfers by a Wholly-owned Subsidiary to the Company or another Wholly-owned Subsidiary;

(c) the endorsement of accounts receivable by Graco K.K. in the ordinary course of business; and

(d) sales of assets of the Company or any Subsidiary or the Ownership Interests of any Subsidiary during any fiscal year the aggregate book value (net of reserves) for all such sales of which (determined, with respect to any such sale, in accordance with GAAP as of the end of the fiscal quarter or fiscal year most recently completed prior to the date of such sale for which financial statements have been delivered under Section 8.1(a) or (b) hereof) does not exceed 5.00% of Consolidated Assets as of the end of the prior fiscal year (or, if financial statements for such prior fiscal year have not yet been delivered under Section 8.1(a) hereof, the fiscal year immediately preceding such prior fiscal year).

Section 9.3 Plans. Permit any condition to exist in connection with any Plan which might constitute grounds for the PBGC to institute proceedings to have such Plan terminated or a trustee appointed to administer such Plan, permit any Plan to terminate under any circumstances which would cause the lien provided for in Section 4068 of ERISA to attach to any property, revenue or asset of the Company or any Subsidiary or permit the underfunded amount of Plan benefits guaranteed under Title IV of ERISA to exceed $10,000,000.

Section 9.4 Change in Nature of Business. Make any material change in the nature of the core business of the Company and its Subsidiaries, as carried on at the date hereof.

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Section 9.5 Other Agreements. Enter into any agreement, bond, note or other instrument with or for the benefit of any Person other than the Banks which would be violated or breached by the Company's performance of its obligations under the Loan Documents.

Section 9.6 Investments. Acquire for value, make, have or hold any Investments, except:

(a) Investments outstanding on the date hereof and listed on Schedule 9.6;

(b) Travel advances to officers and employees in the ordinary course of business;

(c) Investments complying with the Investment Policies;

(d) extensions of credit in the nature of accounts receivable or notes receivable arising from the sale of goods and services in the ordinary course of business;

(e) Ownership Interests, obligations or other securities received in settlement of claims arising in the ordinary course of business;

(f) Investments in Subsidiaries by the Company and other Subsidiaries not involving an acquisition after the date hereof of the assets or Ownership Interests of a Person that is not a Subsidiary;

(g) Permitted Acquisitions; and

(h) any other Investments, if the aggregate costs thereof, net of any returns with respect thereto, does not exceed $10,000,000 for all such Investments in the aggregate at any time.

Section 9.7 Use of Proceeds. Permit any proceeds of the Loans to be used, either directly or indirectly, for the purpose, whether immediate, incidental or ultimate, of "purchasing or carrying any margin stock" in any manner that would cause any Bank not to comply with Regulation U or at any time that Section 9.8 shall be reasonably determined by the Agent to cause any Loan to be "indirectly" secured by margin stock as determined under Regulation U, and furnish to any Bank, upon its request, a statement in conformity with the requirements of Federal Reserve Form U-1 referred to in Regulation U.

Section 9.8 Secured Indebtedness. Either (a) incur, create, issue, assume or permit to exist Secured Indebtedness at any time exceeding 5.00% of Consolidated Assets as of the end of the most-recently completed fiscal quarter or fiscal year for which financial statements have been delivered under Section 8.1(a) or (b), or (b) permit Secured Indebtedness to have a Lien on the Ownership Interests of Foreign Subsidiaries that are Material Subsidiaries.

Section 9.9 Cash Flow Leverage Ratio. Permit the Cash Flow Leverage Ratio, calculated as provided in the definition thereof for each period of four consecutive fiscal quarters, to exceed 3.25 to 1.00.

Section 9.10 Interest Coverage Ratio. Permit the Interest Coverage Ratio for any period of four consecutive fiscal quarters to be less than 3.00 to 1.00.

Section 9.11 Material Subsidiaries. Fail to comply with the terms, conditions and requirements of the definition of "Material Subsidiaries" in Section 1.1.

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ARTICLE X EVENTS OF DEFAULT AND REMEDIES

Section 10.1 Events of Default. The occurrence of any one or more of the following events shall constitute an Event of Default:

(a) Any Borrower or any Guarantor shall fail to make when due, whether by acceleration or otherwise, any payment of principal of or interest on any Loan or any fee or other amount required to be made by such Borrower or such Guarantor to the Banks pursuant to any Loan Documents;

(b) Any representation or warranty made or deemed to have been made by or on behalf of the Company or any Subsidiary in any of the Loan Documents or by or on behalf of the Company or any Subsidiary in any certificate, statement, report or other writing furnished by or on behalf of the Company to the Banks pursuant to the Loan Documents shall prove to have been false or misleading in any material respect on the date as of which the facts set forth are stated or certified or deemed to have been stated or certified;

(c) The Company shall fail to comply with Section 8.2 hereof or any Section of Article IX hereof;

(d) Any Borrower or any Guarantor shall fail to comply with any agreement, covenant, condition, provision or term contained in the Loan Documents and applicable to such Borrower or such Guarantor (and such failure shall not constitute an Event of Default under any of the other provisions of this Section 10.1) and such failure to comply shall continue for thirty (30) calendar days after notice thereof to the Company by the Agent;

(e) The Company or any Material Subsidiary shall become insolvent or shall generally not pay its debts as they mature or shall apply for, shall consent to, or shall acquiesce in the appointment of a custodian, trustee or receiver of the Company or such Material Subsidiary or for a substantial part of the property thereof or, in the absence of such application, consent or acquiescence, a custodian, trustee or receiver shall be appointed for the Company or a Material Subsidiary or for a substantial part of the property thereof and shall not be discharged within 60 days;

(f) Any bankruptcy, reorganization, debt arrangement or other proceedings under any bankruptcy or insolvency law shall be instituted by or against the Company or a Material Subsidiary, and, if instituted against the Company or a Material Subsidiary, shall have been consented to or acquiesced in by the Company or such Material Subsidiary, or shall remain undismissed for 60 days, or an order for relief shall have been entered against the Company or such Material Subsidiary, or the Company or any Material Subsidiary shall take any corporate, limited liability or partnership action to approve institution of, or acquiescence in, such a proceeding;

(g) Any dissolution or liquidation proceeding not permitted by Section 9.1 shall be instituted by or against the Company or a Material Subsidiary and, if instituted against the Company or such Material Subsidiary, shall be consented to or acquiesced in by the Company or such Material Subsidiary or shall remain for 60 days undismissed, or the Company or any Material Subsidiary shall take any corporate action to approve institution of, or acquiescence in, such a proceeding;

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(h) A judgment or judgments for the payment of money in excess of the sum of $10,000,000 in the aggregate shall be rendered against the Company or a Material Subsidiary and the Company or such Material Subsidiary shall not discharge the same or provide for its discharge in accordance with its terms, or procure a stay of execution thereof, prior to any execution on such judgments by such judgment creditor, within 30 days from the date of entry thereof, and within said period of 30 days, or such longer period during which execution of such judgment shall be stayed, appeal therefrom and cause the execution thereof to be stayed during such appeal;

(i) The institution by the Company or any ERISA Affiliate of steps to terminate any Plan if in order to effectuate such termination, the Company or any ERISA Affiliate would be required to make a contribution to such Plan, or would incur a liability or obligation to such Plan, in excess of $10,000,000, or the institution by the PBGC of steps to terminate any Plan;

(j) The maturity of any Indebtedness of the Company or a Material Subsidiary (other than Indebtedness under this Agreement) in an aggregate amount outstanding which exceeds $10,000,000 shall be accelerated, or the Company or a Material Subsidiary shall fail to pay any such Indebtedness in excess of such aggregate amount when due or, in the case of such Indebtedness payable on demand, when demanded, or any event shall occur or condition shall exist and shall continue for more than the period of grace, if any, applicable thereto and shall have the effect of causing, or permitting (any required notice having been given and grace period having expired) the holder of any such Indebtedness in excess of such aggregate amount or any trustee or other Person acting on behalf of such holder to cause, such Indebtedness to become due prior to its stated maturity or to realize upon any collateral given as security therefor;

(k) Except as contemplated by Section 13.17 hereof, any Loan Document shall not be, or shall cease to be, binding on any Borrower or Guarantor (as applicable), enforceable against such Borrower or such Guarantor in accordance with its terms, subject to limitations as to enforceability which might result from bankruptcy, insolvency, moratorium and other similar laws affecting creditors' rights generally and subject to general principles of equity, or any Guarantor shall disavow, cancel or terminate, or attempt to disavow, cancel or terminate, any Guaranty; or

(l) Any Change of Control shall occur.

Section 10.2 Remedies. If (a) any Event of Default described in Sections 10.1(e), (f) or (g) shall occur, the Commitments shall automatically terminate and the outstanding unpaid principal balance of the Notes, the accrued interest thereon and all other obligations of the Borrowers to the Banks and the Agent under the Loan Documents shall automatically become immediately due and payable; or (b) any other Event of Default shall occur and be continuing, then the Agent may take any or all of the following actions (and shall take any or all of the following actions on direction of the Required Banks): (i) declare the Commitments terminated, whereupon the Commitments shall terminate, (ii) declare that the outstanding unpaid principal balance of the Notes, the accrued and unpaid interest thereon and all other obligations of the Borrowers to the Banks and the Agent under the Loan Documents to be forthwith due and payable, whereupon the Notes, all accrued and unpaid interest thereon and all such obligations shall immediately become due and payable, in each case without demand or notice of any kind, all of which are hereby expressly waived, anything in this Agreement or in the Notes to the contrary notwithstanding, (iii) exercise all rights and remedies under any other instrument, document or agreement between any Borrower and the Agent or the Banks, and (iv) enforce all rights and remedies under any applicable law.

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Section 10.3 Letters of Credit. In addition to the foregoing remedies, if any Event of Default described in Section 10.1(e), (f) or (g) shall have occurred, or if any other Event of Default shall have occurred and the Agent shall have declared that the principal balance of the Notes is due and payable, the Company shall pay to the Agent an amount equal to the all Letter of Credit Obligations. Such payment shall be in immediately available funds or in similar cash collateral acceptable to the Agent and shall be pledged to the Agent for the ratable benefit of the Banks. Such amount shall be held by the Agent in a cash collateral account until the outstanding Letters of Credit are terminated without payment or are drawn and Letter of Credit Obligations with respect thereto are paid. In the event the Company defaults in the payment of any Letter of Credit Obligations, the proceeds of the cash collateral account shall be applied to the payment thereof. The Company acknowledges and agrees that the Banks would not have an adequate remedy at law for failure by the Company to pay immediately to the Agent the amount provided under this Section, and that the Agent shall, on behalf of the Banks, have the right to require the Company to perform specifically such undertaking whether or not any of the Letter of Credit Obligations are due and payable. Upon the failure of the Company to make any payment required under this Section, the Agent, on behalf of the Banks, may proceed to use all remedies available at law or equity to enforce the obligation of the Company to pay or reimburse the Agent. The balance of any payment due under this Section shall bear interest payable on demand until paid in full at a per annum rate equal to the rate of interest applicable to the Loans.

Section 10.4 Security Agreement in Accounts and Setoff. As additional security for the payment of all of the Obligations, each Borrower grants to the Agent, each Bank and each holder of a Note a security interest in, a lien on, and an express contractual right to set off against, each deposit account and all deposit account balances, cash and any other property of such Borrower now or hereafter maintained with, or in the possession of, the Agent, such Bank or such other holder of a Note. Upon the occurrence and during the continuance of any Event of Default, upon written direction by the Agent to such effect, the Agent, each such Bank and each such holder of a Note may: (a) refuse to allow withdrawals from any such deposit account; (b) apply the amount of such deposit account balances and the other assets of such Borrower described above to the Obligations of such Borrower; and (c) offset any other obligation of the Agent, such Bank or such holder of a Note due to such Borrower against the Obligations of such Borrower; all whether or not the Obligations are then due or have been accelerated and all without any advance or contemporaneous notice or demand of any kind to the Company, such notice and demand being expressly waived.

ARTICLE XI GUARANTY

For valuable consideration, receipt whereof is hereby acknowledged, and to induce each Bank to make Revolving Loans to and on account of each Borrowing Subsidiary and to issue Letters of Credit for the account of Material Subsidiaries:

Section 11.1 Unconditional Guaranty. The Company unconditionally and irrevocably guaranties to each Bank and the Agent the punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all Obligations of any Borrowing Subsidiary and any other Material Subsidiary for whose account a Letter of Credit has been issued (an "Account Subsidiary"), whether for principal, interest, fees, expenses or otherwise, whether direct or indirect, absolute or contingent or now existing or hereafter arising (such Obligations being the "Guarantied Obligations"). This is a Guaranty of payment and not of collection merely.

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Section 11.2 Guaranty Absolute. The Company guaranties that the Guarantied Obligations will be paid strictly in accordance with the terms of this Agreement, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of any Bank or the Agent with respect thereto. The Obligations of the Company under this Article XI are independent of the Guarantied Obligations, and a separate action or actions may be brought and prosecuted against the Company to enforce this Article XI, irrespective of whether any action is brought against any Borrowing Subsidiary or Account Subsidiary or whether any Borrowing Subsidiary or Account Subsidiary is joined in any such action or actions. The liability of the Company under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and the Company hereby irrevocably waives any defense it may now or hereafter have in any way relating to, any or all of the following:

(a) any lack of validity or enforceability of this Agreement or any other agreement or instrument relating thereto;

(b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guarantied Obligations, or any other amendment or waiver of or any consent to departure from this Agreement;

(c) any taking, exchange, release or non-perfection of any collateral or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guarantied Obligations;

(d) any change, restructuring or termination of the corporate structure or existence of any Borrowing Subsidiary or Account Subsidiary; or

(e) any other circumstance (including any statute of limitations to the fullest extent permitted by applicable Law) which might otherwise constitute a defense available to, or a discharge of, the Company, any Borrowing Subsidiary or Account Subsidiary or other guarantor.

This guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guarantied Obligations is rescinded or must otherwise be returned by any Bank, the L/C Issuer or the Agent upon the insolvency, bankruptcy or reorganization of any Borrowing Subsidiary or Account Subsidiary or otherwise, all as though such payment had not been made.

Section 11.3 Waivers. The Company hereby expressly waives promptness, diligence, notice of acceptance, presentment, demand for payment, protest, any requirement that any right or power be exhausted or any action be taken against any Borrowing Subsidiary or Account Subsidiary or against any other guarantor of all or any portion of the Guarantied Obligations, and all other notices and demands whatsoever.

(a) The Company hereby waives any right to revoke this guaranty, and acknowledges that this Guaranty is continuing in nature and applies to all Guarantied Obligations, whether existing now or in the future and regardless of whether the Guarantied Obligations are reduced to zero at any time or from time to time.

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(b) The Company acknowledges that it will receive substantial direct and indirect benefits from the financing arrangements contemplated herein and that the waivers set forth in this Article XI are knowingly made in contemplation of such benefits.

Section 11.4 Subrogation. The Company will not exercise any rights that it may now or hereafter acquire against any Borrowing Subsidiary or Account Subsidiary or any other insider guarantor that arise from the existence, payment, performance or enforcement of the Guarantied Obligations under this Agreement, including any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Agent or any other Bank against a Borrowing Subsidiary or Account Subsidiary or any other insider guarantor or any collateral, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including the right to take or receive from a Borrowing Subsidiary or Account Subsidiary or any other insider guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until all of the Guarantied Obligations and all other amounts payable under this guaranty shall have been paid in full in cash and the Commitments shall have terminated. If any amount shall be paid to the Company in violation of the preceding sentence at any time prior to the later of the payment in full in cash of the Guarantied Obligations and all other amounts payable under this guaranty and the termination of the Commitments, such amount shall be held in trust for the benefit of the Agent and the other Banks and shall forthwith be paid to the Agent to be credited and applied to the Guarantied Obligations and all other amounts payable under this guaranty, whether matured or unmatured, in accordance with the terms of this Agreement, or to be held as collateral for any Guarantied Obligations or other amounts payable under this guaranty thereafter arising.

Section 11.5 Survival. This guaranty is a continuing guaranty and shall (a) remain in full force and effect until Termination Conditions exist, (b) be binding upon the Company, its successors and assigns, (c) inure to the benefit of and be enforceable by each Bank (including each assignee Bank pursuant to Section 13.3) and the Agent and their respective successors, transferees and assigns and (d) shall be reinstated if at any time any payment to a Bank or the Agent hereunder is required to be restored by such Bank or the Agent. Without limiting the generality of the foregoing clause (c), each Bank may assign or otherwise transfer its interest in any Obligation to any other Person in accordance with Section 13.3, and such other Person shall thereupon become vested with all the rights in respect thereof granted to such Bank herein or otherwise.

ARTICLE XII THE AGENTS

Section 12.1 Appointment and Grant of Authority. Each Bank hereby appoints the Agent, and the Agent hereby agrees to act, as Agent under this Agreement. The Agent shall have and may exercise such powers under this Agreement as are specifically delegated to the Agent by the terms hereof and thereof, together with such other powers as are reasonably incidental thereto. Each Bank hereby authorizes, consents to, and directs each Borrower to deal with the Agent as the true and lawful Agent of such Bank to the extent set forth herein.

Section 12.2 Non Reliance on Agent. Each Bank agrees that it has, independently and without reliance on the Agent or any other Bank, and based on such documents and information as it has deemed appropriate, made its own credit analysis of the Company and its Subsidiaries and decision to enter into this

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Agreement and that it will, independently and without reliance upon the Agent, and based on such documents and information as it shall deem appropriate at the time, continue to make its own analysis and decisions in taking or not taking action under this Agreement. The Agent shall not be required to keep informed as to the performance or observance by any Borrower of this Agreement and the Loan Documents or to inspect the properties or books of the Borrower. Except for notices, reports and other documents and information expressly required to be furnished to the Banks by the Agent hereunder, the Agent shall not have any duty or responsibility to provide any Bank with any credit or other information concerning the affairs, financial condition or business of the Company or any Subsidiary (or any of its related companies) which may come into the Agent's possession.

Section 12.3 Responsibility of the Agent and Other Matters.

(a)   The Agent shall have no duties or responsibilities in its capacity as Agent except those expressly set forth in this Agreement and the other Loan Documents and those duties and liabilities shall be subject to the limitations and qualifications set forth in this Section. The duties of the Agent shall be mechanical and administrative in nature.

(b)   Neither the Agent nor any of its directors, officers or employees shall be liable to any Bank or holder of the Loans or Notes for any action taken or omitted (whether or not such action taken or omitted is within or without the Agent's responsibilities and duties expressly set forth in this Agreement) under or in connection with this Agreement, or any other instrument or document in connection herewith, except for gross negligence or willful misconduct. Without limiting the foregoing, neither the Agent nor any of its directors, officers or employees shall be responsible for, or have any duty to examine:

(i) the genuineness, execution, validity, effectiveness, enforceability, value or sufficiency of this Agreement or any other Loan Document;

(ii) the collectibility of any amounts owed by any Borrower;

(iii) any recitals or statements or representations or warranties in connection with this Agreement or any other Loan Document;

(iv) any failure of any party to this Agreement to receive any communication sent; or

(v)   the assets, liabilities, financial condition, results of operations, business or creditworthiness of the Company and its Subsidiaries.

(c)   The Agent shall be entitled to act, and shall be fully protected in acting upon, any communication in whatever form believed by the Agent in good faith to be genuine and correct and to have been signed or sent or made by a proper person or persons or entity. The Agent may consult counsel and shall be entitled to act, and shall be fully protected in any action taken in good faith, in accordance with advice given by counsel. The Agent may employ agents and attorneys-in-fact and shall not be liable for the default or misconduct of any such agents or attorneys-in-fact selected by the Agent with reasonable care. The Agent shall not be bound to ascertain or inquire as to the performance or observance of any of the terms, provisions or conditions of this Agreement or the Notes on any Borrower's part.

Section 12.4   Action on Instructions. The Agent shall be entitled to act or refrain from acting, and in all cases shall be fully protected in acting or refraining from acting under this Agreement or the Notes or any other instrument or document in connection herewith or therewith in accordance with instructions in writing from (i) the Required Banks except for instructions which under the express provisions hereof must be received by the Agent from all the Banks, and (ii) in the case of such instructions, from all the Banks.

Section 12.5   Indemnification. To the extent the Company does not reimburse and save the Agent harmless according to the terms hereof for and from all costs, expenses and disbursements in connection herewith or with the other Loan Documents, such costs, expenses and disbursements to the extent reasonable shall be borne by the Banks ratably in accordance with their Percentages and the Banks hereby agree on such basis (a) to reimburse the Agent for all such reasonable costs, expenses and disbursements on request and (b) to indemnify and save harmless the Agent against and from any and all losses, obligations, penalties, actions, judgments and suits and other reasonable costs, expenses and disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Agent, other than as a consequence of actual gross negligence or willful misconduct on the part of the Agent, arising out of or in connection with this Agreement or the Notes or any instrument or document in connection herewith or therewith, or any request of the Banks, including without limitation the reasonable costs, expenses and disbursements in connection with defending itself against any claim or liability, or answering any subpoena, related to the exercise or performance of any of its powers or duties under this Agreement or the other Loan Documents or the taking of any action under or in connection with this Agreement or the Notes.

Section 12.6   U.S. Bank National Association and Affiliates. With respect to U.S. Bank National Association's Commitment and any Loans by U.S. Bank National Association under this Agreement and any Note and any interest of U.S. Bank National Association in any Note, U.S. Bank National Association shall have the same rights, powers and duties under this Agreement and such Note as any other Bank and may exercise the same as though it were not the Agent. U.S. Bank National Association and its affiliates may accept deposits from, lend money to, and generally engage, and continue to engage, in any kind of business with each Borrower as if U.S. Bank National Association were not the Agent.

Section 12.7   Notice to Holder of Notes. The Agent may deem and treat the payees of the Notes as the owners thereof for all purposes unless a written notice of assignment, negotiation or transfer thereof has been filed with the Agent. Any request, authority or consent of any holder of any Note shall be conclusive and binding on any subsequent holder, transferee or assignee of such Note.

Section 12.8   Successor Agent. The Agent may resign at any time by giving at least 30 days written notice thereof to the Banks and the Company. Upon any such resignation, the Required Banks shall have the right to appoint a successor Agent, which shall be one of the Banks or if not one of the Banks and no Event of Default shall have occurred and continued shall have been accepted in writing by the Company, which acceptance shall not be unreasonably withheld. If no successor Agent shall have been appointed by the Required Banks and shall have accepted such appointment within 30 days after the retiring Agent's giving notice of resignation, then the retiring Agent may, but shall not be required to, on behalf of the Banks, appoint a successor Agent which shall be one of the Banks or if not one of the Banks and no Event of Default shall have occurred and continued shall have been accepted in writing by the Company, which acceptance shall not be unreasonably withheld.

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Section 12.9   Agent's Counsel. In connection with the negotiation, drafting and execution of this Agreement and the other Loan Document, perfecting any security interest, completing any filings or registrations and in connection with future legal representation relating to loan administration, amendments, modifications, waivers, forbearance or enforcement of remedies, Briggs and Morgan, Professional Association ("Briggs") has only represented and shall only represent U.S. Bank National Association, in its capacity as Agent and as a Bank. Each Borrower and each other Bank hereby acknowledges, and each Assignee and Participant (by accepting an Assignment or a Participation, as provided in Section 13.3 hereof) shall be deemed to acknowledge, that Briggs does not represent it in connection with any such matters.

Section 12.10   Syndication Agent and Documentation Agent. Neither of the Syndication Agent nor the Documentation Agent shall have any duties, responsibilities, liabilities or obligations under this Agreement except in their capacities as Banks.

ARTICLE XIII MISCELLANEOUS

Section 13.1   No Waiver and Amendment. No failure on the part of the Banks or the holder of the Notes to exercise and no delay in exercising any power or right hereunder or under any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any power or right preclude any other or further exercise thereof or the exercise of any other power or right. The remedies herein and in any other instrument, document or agreement delivered or to be delivered to the Banks hereunder or in connection herewith are cumulative and not exclusive of any remedies provided by law. No notice to or demand on any Borrower not required hereunder or under the Notes shall in any event entitle any Borrower to any other or further notice or demand in similar or other circumstances or constitute a waiver of the right of the Banks or the holder of the Notes to any other or further action in any circumstances without notice or demand.

Section 13.2   Amendments, Etc. No amendment or waiver of any provision of this Agreement, nor consent to any departure by any Borrower therefrom, shall in any event be effective unless the same shall be in writing and signed by the Company and the Agent upon direction of the Required Banks and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no amendment, waiver or consent shall, unless agreed to by the Agent and all of the Banks:

(a)   except as provided in Section 2.10, increase the amounts of or extend the terms of the Commitments or subject the Banks to any additional obligations;

(b)   reduce the principal of, or interest on, the Notes or any fees or other amounts payable hereunder;

(c)   postpone any date fixed for any payment of principal of, or interest on, the Notes or any fees or other amounts payable hereunder;

(d)   release the guaranty by the Company in Article XI hereof, or release the Guaranty of any Guarantor except as provided in Section 13.17 hereof;

(e) release the pledge of Ownership Interest of any Subsidiary except as provided in Section 13.17 hereof;

(f) any provision requiring proceeds of repayment of the Revolving Loans or funded participations in Letters of Credit to be transferred by the Agent to the Banks ratably, in accordance with their respective Percentages or

(g) change the definition of Required Banks or amend this Section 13.2

provided, further that amendments, waivers or consents affecting the rights of the Agent shall also require the consent of the Agent.

Section 13.3 Assignments and Participations.

(a) Assignments. Each Bank shall have the right, subject to the further provisions of this Sections 13.3, to sell or assign all or any part of its Commitments, Loans, Notes, and other rights and obligations under this Agreement and related documents (such transfer, and "Assignment") to any commercial lender, other financial institution or other entity (an "Assignee"). Upon such Assignment becoming effective as provided in Section 13.3(b), the assigning Bank shall be relieved from the portion of its Commitment, obligations to indemnify the Agent and other obligations hereunder (other than obligations under Section 13.16) to the extent assumed and undertaken by the Assignee, and to such extent the Assignee shall have the rights and obligations of a "Bank" hereunder. Notwithstanding the foregoing, unless otherwise consented to by the Company and the Agent, each partial Assignment shall be in the initial principal amount of not less than $5,000,000 in the aggregate for all Loans and Commitments assigned, or an integral multiple of $1,000,000 if above such amount. Each Assignment shall be documented by an agreement between the assigning Bank and the Assignee (an "Assignment and Assumption Agreement") substantially in the form of Exhibit G attached hereto.

(b) Effectiveness of Assignments. An Assignment shall become effective hereunder when all of the following shall have occurred: (i) the Agent and the Company (or, following occurrence and during continuance of an Event of Default, the Agent only and not the Company) shall have been given notice of the Assignment and shall, unless the Assignee is already a Bank under this Agreement, have given prior written consent to such Assignment, which written consent shall not be unreasonably withheld or delayed, (ii) either the assigning Bank or the Assignee shall have paid a processing fee of $3,500 to the Agent for its own account, (iii) the Assignee shall have submitted the Assignment and Assumption Agreement to the Agent with a copy for the Company, and shall have provided to the Agent information the Agent shall have reasonably requested to make payments to the Assignee, and (iv) the assigning Bank and the Agent shall have agreed upon a date upon which the Assignment shall become effective. Upon the Assignment becoming effective, the Agent shall forward all payments of interest, principal, fees and other amounts that would have been made to the assigning Bank, in proportion to the percentage of the assigning Bank's rights transferred, to the Assignee.

(c) Participations. Each Bank shall have the right, subject to the further provisions of this Section 13.3, to grant or sell a participation in all or any part of its Loans, Notes and Commitments (a "Participation") to any commercial lender, other financial institution or other

45

entity (a "Participant") without the consent of the Company, the Agent of any other party hereto. The Company agrees that if amounts outstanding under this agreement and the Notes are due and unpaid, or shall have been declared or shall have become due and payable upon the occurrence of an Event of Default, each Participant shall be deemed to have the right of setoff in respect of its Participation in amounts owing under this Agreement and any Note to the same extent as if the amount of its Participation were owing directly to it as a Bank under this Agreement or any Note; provided, that such right of setoff shall be subject to the obligation of such Participant to share with the Banks, and the Banks agree to share with such Participant, as provided in Section 4.5 hereof. The Company also agrees that each Participant shall be entitled to the benefits of Article V with respect to its Participation, provided, that no Participant shall be entitled to receive any greater amount pursuant to such Sections than the transferor Bank would have been entitled to receive in respect of the amount of the Participation transferred by such transferor Bank to such Participant had no such transfer occurred.

(d) Limitation of Rights of any Assignee or Participant. Notwithstanding anything in the foregoing to the contrary, except in the instance of an Assignment that has become effective as provided in Section 13.3(b), (i) no Assignee or Participant shall have any direct rights hereunder, (ii) the Company, the Agent and the Banks other than the assigning or selling Bank shall deal solely with the assigning or selling Bank and shall not be obligated to extend any rights or make any payment to, or seek any consent of, the Assignee or Participant, (iii) no Assignment or Participation shall relieve the assigning or selling Bank from its Commitment to make Loans hereunder or any of its other obligations hereunder and such Bank shall remain solely responsible for the performance hereof, the (iv) no Assignee or Participant, other than an affiliate of the assigning or selling Bank, shall be entitled to require such Bank to take or omit to take any action hereunder, except that such Bank may agree with such Assignee or Participant that such Bank will not, without such Assignee's or Participant's consent, take any action which would, in the case of any principal, interest or fee in which the Assignee or Participant has an ownership or beneficial interest: (w) extend the final maturity of any Loans or extend the Termination Date, (x) reduce the interest rate on the Loans or the rate of Facility Fees, (y) forgive any principal of, or interest on, the Loans or any fees, or (z) release all or substantially all of the Collateral for the Loans.

(e) Tax Matters. No Bank shall be permitted to enter into any Assignment or Participation with any Assignee or Participant who is not a United States Person unless such Assignee or Participant represents and warrants to such Bank that, as at the date of such Assignment or Participation, it is entitled to receive interest payments without withholding or deduction of any taxes and such Assignee or Participant executes and delivers to such Bank on or before the date of execution and delivery of documentation of such Participation or Assignment, a United States Internal Revenue Service Form W8BEN or W8ECI, or any successor to either of such forms, as appropriate, properly completed an claiming complete exemption from withholding and deduction of all United States federal income taxes. Such obligation shall be continuing and any Assignee or Participant who is not a United States Person shall deliver such forms promptly upon learning of the obsolescence or invalidity of any forms previously delivered by such Assignee or Participant. Borrowers shall not be required to pay additional amounts to any Assignee or Participant pursuant to Section 5.5, and such Assignee or Participant shall reimburse such Borrower fully for all amounts paid, directly or indirectly, by such Borrower as tax, withholding therefor, or otherwise, including penalties and interest, together with all costs and expenses

46

related thereto (including reasonable attorneys fees and disbursements), to the extent that the obligation to pay such amounts (i) would not have arisen but for the failure of such Assignee or Participant to comply with this Section 13.3(e), (ii) because the appropriate form was not delivered or properly completed, or (iii) because such Assignee or Participant failed to notify the Borrower of a change in circumstances which rendered its exemption from withholding ineffective. Notwithstanding the foregoing, if no exemption to withholding in respect of a Loan in an Alternative Currency shall have been available to the Bank entering into such Assignment or Participation (and such event shall not have been caused by such Bank's failure to deliver appropriate forms or otherwise mitigate under Section 5.7), and such Bank shall have been requiring adjustments or compensation under Section 5.5, such Bank's Assignee or Participant may require adjustment or compensation at rates not exceeding those required by the Bank granting such Assignment or Participation.

(f) Information. Each Bank may furnish any information concerning each Borrower in the possession of such Bank from time to time to Assignees and Participants and potential Assignees and Participants, subject to agreement by such Assignees and Participants and potential Assignees and Participants to a confidentiality restriction substantially similar to Section 13.16.

(g) Federal Reserve Bank. Nothing herein stated shall limit the right of any Bank to assign any interest herein and in any Note to a Federal Reserve Bank.

Section 13.4 Costs, Expenses and Taxes; Indemnification.

(a) The Company agrees, whether or not any Advance is made hereunder, to pay on demand: (i) all reasonable out-of-pocket costs and expenses of the Agent (including, without limitation, the reasonable fees and expenses of outside counsel to the Agent) incurred in connection with the preparation, execution and delivery of the Loan Documents and the preparation, negotiation and execution of any and all amendments to each thereof, and (ii) all reasonable out-of-pocket costs and expenses of the Agent and each of the Banks incurred after the occurrence of an Event of Default in connection with the enforcement of the Loan Documents. The Company agrees to pay, and save the Banks harmless from all liability for, any stamp or other taxes which may be payable with respect to the execution or delivery of the Loan Documents. The Company agrees to indemnify and hold the Banks harmless from any loss or expense which may arise or be created by the acceptance in good faith by the Agent of telephonic, e-mail or other instructions for making Advances or disbursing the proceeds thereof.

(b) The Company agrees to defend, protect, indemnify, and hold harmless the Agent and each and all of the Banks, each of their respective Affiliates and each of the respective officers, directors, employees and Agents of each of the foregoing (each an "Indemnified Person" and, collectively, the "Indemnified Persons") from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, out-of-pocket costs and expenses determined on a reasonable basis, and disbursements of any kind or nature whatsoever (including, without limitation, the reasonable fees and disbursements of outside counsel to such Indemnified Persons) in connection with this Agreement, any other Loan Document, the capitalization of the Company, the Commitments, the making of, management of and participation in the Loans, the issuance of the Letters of Credit or the use or intended use of the proceeds of the Loans or of the Letters of Credit, provided that the Company shall have no

47

obligation under this Section 13.4(b) to an Indemnified Person with respect to any of the foregoing to the extent resulting from the gross negligence or willful misconduct of such Indemnified Person or arising solely from claims between one such Indemnified Person and another such Indemnified Person. The indemnity set forth herein shall be in addition to any other obligations or liabilities of the Company to each Indemnified Person under the Loan Documents or at common law or otherwise.

(c) The obligations of the Company under this Section 13.4 shall survive any termination of this Agreement.

Section 13.5 Notices. Except when telephonic notice or e-mail notice is expressly authorized by this Agreement, any notice or other communication to any party in connection with this Agreement shall be in writing and shall be sent by manual delivery, facsimile transmission, overnight courier or United States mail (postage prepaid) addressed to such party at the address specified on the signature page hereof, or at such other address as such party shall have specified to the other party hereto in writing. All periods of notice shall be measured from the date of delivery thereof if manually delivered, from the date of sending thereof if sent by facsimile transmission, from the first Business Day after the date of sending if sent by overnight courier, or from four days after the date of mailing if mailed; provided, however, that any notice to the Agent under Article II hereof shall be deemed to have been given only when received by the Agent.

Section 13.6 Successors. This Agreement shall be binding upon each Borrower, the Banks and the Agent and their respective successors and permitted assigns, and shall inure to the benefit of each Borrower, the Banks and the Agent and the successors and permitted assigns of the Banks. No Borrower shall assign its rights or duties hereunder without the written consent of the Banks.

Section 13.7 Severability. Any provision of the Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

Section 13.8 Captions. The captions or headings herein and any table of contents hereto are for convenience only and in no way define, limit or describe the scope or intent of any provision of this Agreement.

Section 13.9 Entire Agreement. The Loan Documents embody the entire agreement and understanding between each Borrower, the Banks and the Agent with respect to the subject matter hereof and thereof. This Agreement supersedes all prior agreements and understandings relating to the subject matter hereof.

Section 13.11 Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument, and either of the parties hereto may execute this Agreement by signing any such counterpart.

Section 13.12 Governing Law. THE VALIDITY, CONSTRUCTION AND ENFORCEABILITY OF THIS AGREEMENT AND THE NOTES SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF MINNESOTA, WITHOUT GIVING EFFECT TO CONFLICT

2036925v10

OF LAWS PRINCIPLES THEREOF, BUT GIVING EFFECT TO FEDERAL LAWS OF THE UNITED STATES APPLICABLE TO NATIONAL BANKS.

Section 13.13 <u>Consent to Jurisdiction</u>. AT THE OPTION OF THE BANKS, THIS AGREEMENT AND THE NOTES MAY BE ENFORCED IN ANY FEDERAL COURT OR MINNESOTA STATE COURT SITTING IN MINNEAPOLIS OR ST. PAUL, MINNESOTA; AND EACH BORROWER CONSENTS TO THE JURISDICTION AND VENUE OF ANY SUCH COURT AND WAIVES ANY ARGUMENT THAT VENUE IN SUCH FORUMS IS NOT CONVENIENT. IN THE EVENT ANY BORROWER COMMENCES ANY ACTION IN ANOTHER JURISDICTION OR VENUE UNDER ANY TORT OR CONTRACT THEORY ARISING DIRECTLY OR INDIRECTLY FROM THE RELATIONSHIP CREATED BY THIS AGREEMENT, THE BANKS AT THEIR OPTION SHALL BE ENTITLED TO HAVE THE CASE TRANSFERRED TO ONE OF THE JURISDICTIONS AND VENUES ABOVE-DESCRIBED, OR IF SUCH TRANSFER CANNOT BE ACCOMPLISHED UNDER APPLICABLE LAW, TO HAVE SUCH CASE DISMISSED WITHOUT PREJUDICE.

Section 13.14 <u>Waiver of Jury Trial</u>. EACH BORROWER, THE BANKS AND THE AGENT EACH WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS (a) UNDER THIS AGREEMENT OR UNDER ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION HEREWITH OR (b) ARISING FROM ANY BANKING RELATIONSHIP EXISTING IN CONNECTION WITH THIS AGREEMENT, AND AGREE THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

Section 13.15 <u>Patriot Act</u>. Each Bank hereby notifies the Borrowers that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies each Borrower, which information includes the name and address of the Borrowers and other information that will allow such Bank to identify the Borrowers in accordance with the Patriot Act.

Section 13.16 <u>Confidentiality</u>. The Banks and the Agent agree to hold any information which they may receive from the Company or any Subsidiary pursuant to this Agreement in confidence, except for disclosure (a) to other Banks and to participants, assignees, potential participants and potential assignees with respect to the financing, and to affiliates of such Bank, each of the foregoing who agree to be bound by confidentiality provisions substantially similar to this <u>Section 13.16</u>; (b) to legal counsel, accountants and other professional advisors to such Bank or the Agent, <u>provided</u>, that the Banks and Agent shall make such Persons aware of this confidentiality requirement, (c) to regulatory officials, (d) to any Person if, in the opinion of counsel to the disclosing party, such disclosure is required by law, regulation or legal process; (e) to any Person in connection with any legal proceeding against the Company or a Subsidiary to which such Bank or the Agent is a party (and in such instance, such Bank or the Agent shall only disclose such information as it deems reasonably necessary for purposes of such legal proceeding); and (f) of conventional information given in response to credit inquiries to credit bureaus, <u>provided, however</u>, that in the instance of disclosure under (d) or (e) unless legally prevented such Bank or the Agent uses best efforts to give the Company prior notice of such disclosure to allow the Company to object (without assuming any liabilities or obligations if the Company is not able to so object). This <u>Section 13.16</u> will survive termination of this Agreement and will apply to any Bank notwithstanding its assignment of all of its rights hereunder, <u>provided</u>, that this <u>Section 13.16</u> shall terminate as to any Bank three years after the earlier of (x) final assignment by such Bank of all of its rights hereunder, or (y) existence of Termination Conditions. Information subject to such restriction shall not include (i) information already in any Bank's possession prior to receipt from the Company or any Subsidiary, or (ii) information which becomes generally available to the public, other than as a result of disclosure by a Bank, or its directors, officers, employees, advisors or agents or becomes available to a Bank on a non confidential basis from a source other than the Company or any Subsidiary or its advisors, provided that such source is not known by such Bank to be bound by a confidentiality agreement with, or other obligation of confidentiality to, the Company or any Subsidiary or another party.

Section 13.17 <u>Release of Borrowing Subsidiary, Guaranty or Pledge Agreement</u>. Except at times that an Event of Default shall have occurred and continued, upon request of the Company, if a Subsidiary that is a Guarantor or a Subsidiary the Ownership Interests of which are pledged to the Agent is sold in a manner permitted by this Agreement, the Agent shall (and the Banks authorize the Agent to) release such Subsidiary from its Guaranty and shall release or terminate the pledge of the Ownership Interests of such Subsidiary, as requested by the Company. In addition, if a Subsidiary that is a Borrowing Subsidiary is sold in a manner permitted by this Agreement at a time which no Loans to such Borrowing Subsidiary, or accrued interest thereon, remain outstanding, if so requested by the Company, the Agent shall (and the Banks authorize the Agent to) release such Borrowing Subsidiary from this Agreement.

(signature pages follow)

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above.

GRACO INC.

By: /s/ James A. Graner
James A. Graner
Chief Financial Officer and Treasurer

88 11th Avenue N.E.
Minneapolis, MN 55413
Attention: Janel French, Cash Risk Manager
Telephone: (612) 623-6729
Fax (612) 623-6942

and

Attention: Karen Gallivan
Telephone: (612) 623-6604
Fax: (612) 623-6944

Signature page 1 to Credit Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above.

U.S. BANK NATIONAL ASSOCIATION,
as Agent and a Bank

By:
Michael J. Reymann
Title: Senior Vice President

800 Nicollet Mall
Mail Code BC-MN-H03P
Minneapolis, MN 55402
Attention: Michael J. Reymann
Telephone: (612) 303-3781
Fax: (612) 303-2265

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above.

JPMORGAN CHASE BANK, N.A.,
as Syndication Agent and a Bank

By: *Suzanne Ergastolo*

Title: *Vice President*

10 S. Dearborn St.
Mail Code: IL1-0364
Chicago, IL 60603
Attention: Suzanne Ergastolo
Telephone: (312) 325-3221
Fax: (312) 325-3239

Signature page 3 to Credit Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above.

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Documentation Agent and a Bank

By: _____

Title: _____AVP_____

90 S. 7th St.
MAC N9305-031
Minneapolis, MN 55479
Attention: Ted Hanson
Telephone: (612) 667-9787
Fax: (612) 667-2276

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above.

BANK OF AMERICA N.A.,
as a Bank

By: [signature]

Title: Senior Vice President

231 S. LaSalle Street
Chicago, IL 60604
Attention: Steven Kessler
Telephone: (312) 828-5658
Fax: (312) 974-0333

Signature page 5 to Credit Agreement

EXHIBITS

Exhibits

A	Form of Borrowing Subsidiary Agreement
B	Compliance Certificate
C	Guaranty
D	Calculation of Mandatory Costs
E	Pledge Agreement
F	Form of Legal Opinion
G	Assignment and Assumption

Schedules

1.1	Commitments and Percentages
7.6	Litigation (Section 7.6)
7.15	Subsidiaries (Section 7.15)
9.6	Investments (Section 9.6)

Exhibit A
FORM OF
BORROWING SUBSIDIARY AGREEMENT

_____, 200_

U.S. Bank National Association, as Agent

Attention: Michael J. Reymann

Ladies and Gentlemen:

The undersigned, Graco Inc. (the "Company"), refers to the Revolving Credit Agreement dated as of July __, 2007 (as thereafter amended, the "Credit Agreement"), among the Company, any Borrowing Subsidiary from time to time party thereto, the Banks as defined therein and U.S. Bank National Association, as Agent. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement.

The Company and _____ (the "Designated Borrowing Subsidiary") make, on and as of the date hereof (except to the extent such representations and warranties are by their terms limited to an earlier date), the representations and warranties as to the Designated Borrowing Subsidiary contained in Article VII of the Credit Agreement. The Designated Borrowing Subsidiary agrees to be bound in all respects by the terms of the Credit Agreement and to perform all of the obligations of a Borrowing Subsidiary thereunder. Each reference to a Borrowing Subsidiary in the Credit Agreement shall be deemed to include the Designated Borrowing Subsidiary.

All communications to the Designated Borrowing Subsidiary under the Credit Agreement should be directed to the Company as set forth in the Section 13.5 of the Credit Agreement.

This instrument shall be construed in accordance with and governed by the laws of the State of Minnesota and shall be subject to the consent to jurisdiction and waiver of jury trial provisions of the Credit Agreement. Loan proceeds should be disbursed as provided in the Credit Agreement.

Upon the execution of this Borrowing Subsidiary Agreement by the Company and the Designated Borrowing Subsidiary and acceptance hereof by the Agent, the Designated Borrowing Subsidiary shall become a Borrowing Subsidiary under the Credit Agreement as though it were an original party thereto and shall be entitled to borrow under the Credit Agreement upon the satisfaction of the conditions precedent set forth in Article VI of the Credit Agreement.

Very truly yours,
GRACO INC.

By:_____

Title: _____

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[DESIGNATED BORROWING SUBSIDIARY]

By:_____

Title: _____

Accepted as of the date first above written:

U.S. BANK NATIONAL ASSOCIATION, as Agent

By:_____

Title: _____

EXHIBIT B

[FORM OF COMPLIANCE CERTIFICATE]

To:

[address to each bank]

U.S. Bank National Association
800 Nicollet Mall
Mail Code BC-MN-H03
Minneapolis, MN 55402
Attention: Michael J. Reymann

The undersigned hereby certifies, on behalf of Graco Inc. (the "Company") that:

(1)   I am the duly elected chief financial officer of the Company;

(2)   I have reviewed the terms of the Revolving Credit Agreement dated as of July __, 2007 (as thereafter amended, the "Credit Agreement"), among the Company, any Borrowing Subsidiary from time to time party thereto, the Banks as defined therein and U.S. Bank National Association, as Agent and I have made, or have caused to be made under my supervision, a detailed review of the transactions and conditions of the Company during the accounting period covered by the Attachment hereto;

(3)   The examination described in paragraph (2) did not disclose, and I have no knowledge, whether arising out of such examinations or otherwise, of the existence of any condition or event which constitutes a Default or an Event of Default (as such terms are defined in the Credit Agreement) during or at the end of the accounting period covered by the Attachment hereto or as of the date of this Certificate, except as described below (or on a separate attachment to this Certificate). The exceptions listing, in detail, the nature of the condition or event, the period during which it has existed and the action which the Company has taken, is taking or proposes to take, with respect to each such condition or event are as follows:

_____

_____

_____

_____

(4)   No subsidiary has become a Material Subsidiary and no Material Subsidiary has been acquired or formed since the date of the most recent Certificate delivered pursuant to Section 8.1(c), except as described below (or on a separate attachment to this Certificate):

_____

_____

_____

_____

The foregoing certification, together with the computations in the Attachment hereto and the financial statements delivered with this Certificate in support hereof, are made and delivered this ____ day of _____, _____ pursuant to Section 8.1(c) of the Credit Agreement.

GRACO INC.

By _____

Title _____

ATTACHMENT TO COMPLIANCE CERTIFICATE
AS OF _____,____ WHICH PERTAINS
TO THE PERIOD FROM _____, _____
TO _____, _____

Secured Funded Debt (Maximum amount: 5.00% of
    Consolidated Assets as of the time
    specified in Section 9.9) $_____
    (Section 9.9)

Cash Flow Leverage Ratio (Maximum 3.25 to 1.00)   _____ to 1.0
    (Section 9.10)

Interest Coverage Ratio (Minimum 3.0 to 1.0)   _____ to 1.0
    (Section 9.11)

Consolidated Assets as of _____: $_____
(determine date in accordance with
Section 9.9)

Applicable Margin: _____%

Applicable Facility Fee Rate: _____%
(determine as provided in the definition
thereof).

Book value (net of reserves) of total assets of Subsidiaries that
are not Material Subsidiaries: $_____
(determined as provided in the definition of "Material Subsidiaries"
in the Credit Agreement)

Exhibit C
GUARANTY
(Joint and Several)

FOR VALUE RECEIVED and in consideration of entry by the Banks (as defined in the Credit Agreement) and U.S. BANK NATIONAL ASSOCIATION, as agent for the Banks (in such capacity, together with it successors and assigns, called the "Agent") into that certain Credit Agreement, dated as of July __, 2007 (as thereafter amended, modified, extended, renewed, restated or replaced from time to time called the "Credit Agreement") among the Banks, the Agent, the Borrowing Subsidiaries (as defined in the Credit Agreement) and GRACO INC., a Minnesota corporation (hereinafter called the "Debtor"), the undersigned (the "Guarantors") JOINTLY AND SEVERALLY hereby unconditionally guarantee the full and prompt payment when due, whether by acceleration or otherwise, and at all times thereafter, of all Obligations, as defined in and determined under, the Credit Agreement, including without limitation all future advances, all obligations to reimburse the Agent for drawings under all Letters of Credit, and all of such Obligations that arise after the filing of a petition by or against the Debtor under the Bankruptcy Code, even if the obligations do not accrue because of the automatic stay under Bankruptcy Code Section 362 or otherwise (all such obligations being hereinafter collectively called the "Liabilities"), and the Guarantors further jointly and severally agree to pay all expenses (including attorneys' fees and legal expenses) paid or incurred by the Banks or Agent in endeavoring to collect the Liabilities, or any part thereof, and in enforcing this guaranty.

As additional security for the payment of all of the Liabilities and all obligations of the Guarantors hereunder (collectively, the "Guaranty Obligations"), each Guarantor grants to the Agent for the benefit of itself and the Banks a security interest in, a lien on, and an express contractual right to set off against, each deposit account and all deposit account balances, cash and any other property of such Guarantor now or hereafter maintained with, or in the possession of, the Agent. Upon the occurrence of any default hereunder (as described in the immediately preceding paragraph), the Agent may: (a) refuse to allow withdrawals from any such deposit account; (b) apply the amount of such deposit account balances and the other assets of the Guarantors described above to the Guaranty Obligations; and (c) offset any other obligation of the Agent against the Guaranty Obligations; all whether or not the Guaranty Obligations are then due or have been accelerated and all without any advance or contemporaneous notice or demand of any kind to the Guarantor, such notice and demand being expressly waived.

This guaranty shall in all respects be a continuing, absolute and unconditional guaranty, and shall (subject to release by the Agent, as provided in Section 13.17 of the Credit Agreement) remain in full force and effect (notwithstanding, without limitation, the dissolution of any Guarantor or that at any time or from time to time all Liabilities may have been paid in full) until Termination Conditions (as defined in and determined under the Credit Agreement) exist.

The Guarantors further agrees that, if at any time all or any part of any payment theretofore applied by the Agent or the Banks to any of the Liabilities is or must be rescinded or returned by the Agent or the Banks for any reason whatsoever (including, without limitation, the insolvency, bankruptcy or reorganization of the Debtor), such Liabilities shall, for the purposes of this guaranty, to the extent that such payment is or must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by the Agent or the Banks, and this guaranty shall continue to be effective or be reinstated, as the case may be, as to such Liabilities, all as though such application by the Agent or the Banks had not been made.

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The Agent and the Banks may, from time to time, at their sole discretion and without notice to any Guarantor, take any or all of the following actions: (a) be granted a security interest in any property to secure any of the Liabilities or the Guaranty Obligations, (b) retain or obtain the primary or secondary obligation of any obligor or obligors, in addition to the Guarantors, with respect to any of the Liabilities, (c) extend or renew for one or more periods (whether or not longer than the original period), alter or exchange any of the Liabilities, or release or compromise any obligation of any nature of any other obligor with respect to any of the Liabilities, (d) release its security interest in, or surrender, release or permit any substitution or exchange for, all or any part of any property securing any of the Liabilities or any obligation hereunder, or extend or renew for one or more periods (whether or not longer than the original period) or release, compromise, alter or exchange any obligations of any nature of any other obligor with respect to any such property, and (e) resort to any Guarantor for payment of any of the Liabilities, whether or not the Agent and the Banks (i) shall have resorted to any property securing any of the Liabilities or (ii) shall have proceeded against any other obligor primarily or secondarily obligated with respect to any of the Liabilities including without limitation any other Guarantor (all of the actions referred to in preceding clauses (i) and (ii) being hereby expressly waived by each Guarantor).

Any amounts received by the Agent and the Banks from whatsoever source on account of the Liabilities may be applied by it toward the payment of such of the Liabilities, and in such order of application, as the Agent may from time to time elect.

Until Termination Conditions exist, no payment made by or for the account of the Guarantors pursuant to this guaranty shall entitle the Guarantors by subrogation or otherwise to any payment by the Debtor or from or out of any property of the Debtor and the Guarantors shall not exercise any right or remedy against the Debtor or any property of the Debtor by reason of any performance by the Guarantors of this guaranty.

The Guarantors hereby expressly waive: (a) notice of the acceptance by the Agent or the Banks of this guaranty, (b) notice of the existence or creation or non-payment of all or any of the Liabilities, (c) presentment, demand, notice of dishonor, protest, and all other notices whatsoever, and (d) all diligence in collection or protection of or realization upon the Liabilities or any part thereof, any obligation hereunder, or any security for, or guaranty of, any of the foregoing.

Notwithstanding any other provision hereof, the obligation of each Guarantor on this guaranty is limited to the amount which can be guaranteed by such Guarantor under applicable federal and state laws relating to the insolvency of debtors without this guaranty being held to be avoidable or unenforceable. Each Guarantor acknowledges and agrees that Obligations may be created and continued in any amount, without affecting or impairing the liability of such Guarantor hereunder, and Agent and the Banks may pay (or allow for the payment of) Obligations out of any sums received by or available to the Agent or the Banks on account of Obligations from the Debtor, the Borrowing Subsidiaries, any other Guarantor or any other Person (except the Guarantor), from the properties of the Debtor, the Borrowing Subsidiaries, any other Guarantor or such other Persons, out of collateral security or from any other source and such payment (or allowance) shall not reduce, affect or impair the liability of such Guarantor hereunder. The liability of each Guarantor shall be a continuing liability and shall not be affected by (nor shall anything herein contained be deemed a limitation upon) the amount of credit which may be extended to the Debtor or the Borrowing Subsidiaries, the number of transactions with the Debtor or the Borrowing Subsidiaries, repayments by the Debtor, the Borrowing Subsidiaries or any other Guarantor, or the allocation by the Agent of repayments by the Debtor or the Borrowing Subsidiaries, it being the understanding of such Guarantor that, subject to the provisions of Section 13.17 of the Credit Agreement, such Guarantor's

2

liability shall continue hereunder until Termination Conditions (as defined in and determined under the Credit Agreement) exist. To the extent that any payment to, or realization by, the Agent or the Banks on the guaranteed Obligations exceeds the limitations of this paragraph as to any Guarantor and is subject to avoidance and recovery in any such proceeding, the amount subject to avoidance shall in all events be limited to the amount by which such actual payment or realization exceeds such limitation, and this guaranty as limited shall in all events remain in full force and effect and be fully enforceable against each Guarantor. This paragraph is intended solely to preserve the rights of the Agent hereunder against each Guarantor and neither any Guarantor, the Debtor, any Borrowing Subsidiary, any other Guarantor of the Obligations nor any Person shall have any right, claim or defense under this paragraph that would not otherwise be available under applicable insolvency laws. "Person" shall have the meaning set forth in the Credit Agreement.

Each Bank may from time to time without notice to the Guarantors, assign or transfer, in accordance with the terms of the Credit Agreement, its Percentage (as defined in the Credit Agreement) of any or all of the Liabilities or any interest therein; and, notwithstanding any such assignment or transfer or any subsequent assignment or transfer thereof in accordance with the terms of the Credit Agreement, such Liabilities shall be and remain Liabilities for the purposes of this guaranty, and each and every immediate and successive permitted assignee or transferee of any of the Liabilities or of any interest therein shall, to the extent of the interest of such assignee or transferee in the Liabilities, be entitled to the benefits of this guaranty to the same extent as if such assignee or transferee were such Bank.

Unless the Agent shall otherwise consent in writing, the Agent shall have the sole right to enforce this Guaranty, as Agent as provided in the Credit Agreement, for the benefit of the Agent and the Banks (including any transferee, as provided in the prior paragraph).

Each Guarantor hereby warrants to the Agent and the Banks that such Guarantor now has, and will continue to have independent means of obtaining information concerning the affairs, financial condition and business of the Debtor. Neither the Agent nor the Bank shall have any duty or responsibility to provide the Guarantors with any credit or other information concerning the affairs, financial condition or business of the Debtor which may come into the Agent's or the Bank's possession.

No delay on the part of the Agent or any Bank in the exercise of any right or remedy shall operate as a waiver thereof, and no single or partial exercise by the Agent or any Bank of any right or remedy shall preclude other or further exercise thereof or the exercise of any other right or remedy; nor shall any modification or waiver of any of the provisions of this guaranty be binding upon the Agent or any Bank except as expressly set forth in a writing duly signed and delivered on behalf of the Agent and (except in the case of a release required by Section 13.17 of the Credit Agreement) the Required Banks (as defined in the Credit Agreement). No action of the Agent or the Banks permitted hereunder shall in any way affect or impair the rights of the Agent or the Banks and the obligations of the Guarantors under this guaranty. For the purposes of this guaranty, Liabilities shall include all obligations of the Debtor to the Agent or the Banks specified as Liabilities, notwithstanding any right or power of the Debtor or anyone else to assert any claim or defense as to the invalidity or unenforceability of any such obligation, and no such claim or defense shall affect or impair the obligations of the Guarantors hereunder, and shall specifically include, without limitation, any and all interest, fees or commissions included in the Liabilities and accruing or payable after the commencement of any bankruptcy or insolvency proceedings, notwithstanding any provision or rule of law which might restrict the rights of the Bank to collect such obligations from the Debtor. The obligations of the Guarantors under this guaranty shall be absolute and unconditional irrespective of any circumstance

3

whatsoever which might constitute a legal or equitable discharge or defense of any Guarantor. The Guarantors hereby acknowledge that there are no conditions to the effectiveness of this guaranty.

This guaranty shall be binding upon each Guarantor, and upon the successors and assigns of each Guarantor.

Wherever possible, each provision of this guaranty shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this guaranty shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this guaranty.

THE VALIDITY, CONSTRUCTION AND ENFORCEABILITY OF THIS GUARANTY SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF MINNESOTA, WITHOUT GIVING EFFECT TO CONFLICT OF LAWS PRINCIPLES THEREOF, BUT GIVING EFFECT TO FEDERAL LAWS OF THE UNITED STATES APPLICABLE TO NATIONAL BANKS.

THE AGENT AND THE BANKS (BY ACCEPTING THIS GUARANTY) AND THE GUARANTORS HEREBY EXPRESSLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS GUARANTY OR UNDER ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION HEREWITH AND AGREE THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

AT THE OPTION OF THE AGENT, THIS GUARANTY MAY BE ENFORCED IN ANY FEDERAL COURT OR MINNESOTA STATE COURT SITTING IN MINNEAPOLIS OR ST. PAUL, MINNESOTA; AND THE GUARANTORS CONSENT TO THE JURISDICTION AND VENUE OF ANY SUCH COURT AND WAIVES ANY ARGUMENT THAT VENUE IN SUCH FORUMS IS NOT CONVENIENT. IN THE EVENT ANY GUARANTOR COMMENCES ANY ACTION IN ANOTHER JURISDICTION OR VENUE UNDER ANY TORT OR CONTRACT THEORY ARISING DIRECTLY OR INDIRECTLY FROM THE RELATIONSHIP CREATED BY THIS GUARANTY, THE AGENT, AT ITS OPTION, SHALL BE ENTITLED TO HAVE THE CASE TRANSFERRED TO ONE OF THE JURISDICTIONS AND VENUES ABOVE DESCRIBED, OR IF SUCH TRANSFER CANNOT BE ACCOMPLISHED UNDER APPLICABLE LAW, TO HAVE SUCH CASE DISMISSED WITHOUT PREJUDICE.

2044085v4

(signature page follows)

5

SIGNED AND DELIVERED as of July 12, 2007.

LUBRIQUIP, INC.

By:_____
James A. Graner
Chief Financial Officer and Treasurer

GRACO OHIO INC.

By:_____
James A. Graner
Chief Financial Officer and Treasurer

GUSMER CORPORATION

By:_____
James A. Graner
Chief Financial Officer and Treasurer

GRACO MINNESOTA INC.

By:_____
James A. Graner
Chief Financial Officer and Treasurer

Signature page to Guaranty

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EXHIBIT D
MANDATORY COST

1. The Mandatory Cost (to the extent applicable) is an addition to the interest rate to compensate Banks for the cost of compliance with:

   (a)   the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions); or

   (b)   the requirements of the European Central Bank.

2. On the first day of each Interest Period (or as soon as practicable thereafter), each Bank requesting an adjustment to the rate of interest borne by an Advance in an Alternative Currency (a "Requesting Bank") shall calculate, as a percentage rate, a rate (the "Additional Cost Rate") for such Requesting Bank, in accordance with the paragraphs set out below, and notify the Agent and the Company of such rate. Each Requesting Bank will, at the request of the Company or the Agent, deliver to the Company or the Agent as the case may be, a statement setting forth, in reasonable detail, the calculation of any Mandatory Cost.

3. The Additional Cost Rate for any Bank lending from an Alternative Currency Lending Office in a Participating Member State (other than the United Kingdom) will be the percentage notified by that Bank to the Agent and the Company . This percentage will be certified by such Bank in its notice to the Agent and the Company as the cost (expressed as a percentage of such Bank's participation in all Loans made from such Alternative Currency Lending Office) of complying with the minimum reserve requirements of the European Central Bank in respect of Loans made from that Alternative Currency Lending Office.

4. The Additional Cost Rate for any Bank lending from an Alternative Currency Lending Office in the United Kingdom will be calculated by the Requesting Bank as follows:

   (a)   in relation to any Loan in Sterling:

$$\frac{AB+C(B-D)+E \times 0.01}{100 - (A+C)} \text{ per cent. per annum}$$

   (b)   in relation to any Loan in any currency other than Sterling:

$$\frac{E \times 0.01}{300} \text{ per cent. per annum}$$

   Where:

   A   is the percentage of Eligible Liabilities (assuming these to be in excess of any stated minimum) which that Bank is from time to time required to maintain as an interest free cash ratio deposit with the Bank of England to comply with cash ratio requirements.

   B   is the percentage rate of interest (excluding the Applicable Margin, the Mandatory Cost and, in the case of interest charged at the rate specified in Section 3.1(e) (the "Default Rate"), without counting any increase in interest rate effected by the charging of the Default Rate) payable for the relevant Interest Period of such Loan.

C   is the percentage (if any) of Eligible Liabilities which that Bank is required from time to time to maintain as interest bearing Special Deposits with the Bank of England.

D   is the percentage rate per annum payable by the Bank of England to the Requesting Bank on interest bearing Special Deposits.

E   is designed to compensate Banks for amounts payable under the Fees Regulations and is calculated by the Requesting Bank and expressed in pounds per £1,000,000.

5.   For the purposes of this Exhibit:

(a)   "Alternative Currency Lending Office" for any Bank shall mean the office of such Bank designated in an administrative questionnaire delivered to the Agent or such other office or offices as such Bank shall from time to time notify the Company and the Agent.

(b)   "Eligible Liabilities" and "Special Deposits" have the meanings given to them from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;

(c)   "Fees Regulations" means the FSA Supervision Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

(d)   "Fee Tariffs" means the fee tariffs specified in the Fees Regulations under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Regulations but taking into account any applicable discount rate); and

(e)   "Participating Member State" means each such state described as such in the economic and monetary union as contemplated in the Treaty on European Union, as thereafter amended, and subsequent treaties.

(f)   "Tariff Base" has the meaning given to it in, and will be calculated in accordance with, the Fees Regulations.

6.   In application of the above formulae, A, B, C and D will be included in the formulae as percentages (i.e. 5 per cent. will be included in the formula as 5 and not as 0.05). A negative result obtained by subtracting D from B shall be taken as zero. The resulting figures shall be rounded to four decimal places.

7.   The percentages or rates of charge of each Bank for the purpose of A, C and E above shall be determined by the Requesting Bank based on the assumption that such Requesting Bank's obligations in relation to cash ratio deposits, Special Deposits and the Fees Regulations are the same as those of a typical bank from its jurisdiction of incorporation with an Alternative Currency Lending Office in the same jurisdiction as such Bank's Alternative Currency Lending Office.

8.   The Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Requesting Banks on the basis of the Additional Cost Rate for each Requesting Bank based on the information provided by each Bank pursuant to paragraph 2 above.

9.   Any determination by the Requesting Bank pursuant to this Exhibit in relation to a formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a such Requesting Bank shall, in the absence of manifest error, be conclusive and binding on all parties hereto.

10.   The Agent may from time to time, after consultation with the Company and the Banks, determine and notify to all parties any amendments which are required to be made to this Exhibit in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on all parties hereto.

Exhibit E

PLEDGE AGREEMENT

THIS PLEDGE AGREEMENT, dated as of July 12, 2007, is made and given by GRACO, INC., a corporation organized under the laws of the State of Minnesota (the "Pledgor") to U.S. BANK NATIONAL ASSOCIATION as Agent (in such capacity, and together with any successors in such capacity, the "Secured Party") for the banks (the "Banks") from time to time party to the Credit Agreement defined below.

RECITALS

A.   Graco Inc., a Minnesota corporation (the "Borrower"), the Borrowing Subsidiaries from time to time party thereto , the Banks (as named therein from time to time) and U.S. Bank National Association, as Agent, have entered into a Revolving Credit Agreement dated as of July 12, 2007 (as the same may be amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement") pursuant to which the Banks have agreed to extend to the Borrower certain credit accommodations, including loan and letter of credit facilities.

B.   The Pledgor is the owner of the stock or other ownership or membership interests (the "Pledged Interests") described in Schedule I hereto issued by the issuers named thereon. The Pledgor may own stock or other ownership or membership interests in such issuers in excess of the percentage set forth on Schedule I, but the term "Pledged Interests" shall be limited to the percentage of stock or other ownership or membership interest listed on Schedule I, and all assets described in Sections 2(b) and (c) hereof consistent therewith.

C.   It is a term and condition of the Credit Agreement that Pledgor enter into this Agreement and grant the security interests and pledges provided herein.

D.   The Pledgor finds it advantageous, desirable and in the best interests of the Pledgor to comply with the requirement that this Agreement be executed and delivered to the Secured Party.

NOW, THEREFORE, in consideration of the premises and in order to induce the Secured Party to continue to extend credit accommodations to the Borrower, the Pledgor hereby agrees with the Secured Party for the Secured Party's benefit as follows:

Section 1.   Defined Terms. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Credit Agreement.   In addition, as used in this Agreement, the following terms shall have the meanings indicated:

"Collateral" shall have the meaning given to such term in Section 2.

"Lien" shall mean any security interest, mortgage, pledge, lien, charge, encumbrance, title retention agreement or analogous instrument or device (including the interest of the lessors under capitalized leases), in, of or on any assets or properties of the Person referred to.

"Pledged Interests" shall have the meaning given to such term in Recital B above.

2044084v4

"Secured Obligations" shall mean all of the following, whether due or to become due, and whether now existing or hereafter arising or incurred: (a) the Obligations, as defined in the Credit Agreement, and (b) all obligations of the Pledgor under this Agreement.

"Security Interest" shall have the meaning given to such term in Section 2.

1(b)   Terms Defined in Uniform Commercial Code. All other terms used in this Agreement that are not specifically defined herein or the definitions of which are not incorporated herein by reference shall have the meaning assigned to such terms in Revised Article 9 of the Uniform Commercial Code as adopted in the State of Minnesota.

1(c)   Singular/Plural, Etc. Unless the context of this Agreement otherwise clearly requires, references to the plural include the singular, the singular, the plural and "or" has the inclusive meaning represented by the phrase "and/or." The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." The words "hereof," "herein," "hereunder," and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. References to Sections are references to Sections in this Pledge Agreement unless otherwise provided.

Section 2.   Pledge. As security for the payment and performance of all of the Secured Obligations, the Pledgor hereby pledges to the Secured Party for the benefit of the Secured Party and the Banks and grants to the Secured Party for the benefit of the Secured Party and the Banks a security interest (the "Security Interest") in the following, including any securities account containing a securities entitlement with respect to the following (the "Collateral"):

2(a)   The Pledged Interests and the certificates representing the Pledged Interests, and all dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Pledged Interests.

2(b)   All additional shares of stock or ownership or membership interests of any issuer of the Pledged Interests from time to time acquired by the Pledgor in any manner in exchange for, as a dividend on, as a result of stock splits or combinations or otherwise in connection with the initial Pledged Interests, and the certificates representing such additional shares of stock or ownership or membership interests, and all dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such shares of stock or ownership or membership interests.

2(c)   All proceeds of any and all of the foregoing (including proceeds that constitute property of types described above).

Section 3.   Delivery of Collateral. All certificates and instruments representing or evidencing the Pledged Interests shall be delivered to the Secured Party contemporaneously with the execution of this Agreement. All certificates and instruments representing or evidencing Collateral received by the Pledgor after the execution of this Agreement shall be delivered to the Secured Party promptly upon the Pledgor's receipt thereof. All such certificates and instruments shall be held by or on behalf of the Secured Party pursuant hereto and shall be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance reasonably satisfactory to the Secured Party. With respect to all Pledged Interests consisting of uncertificated securities, book-entry securities or securities entitlements, the Pledgor shall either (a) execute and deliver, and cause any necessary issuers or securities intermediaries to execute and deliver, control agreements in form and substance reasonably satisfactory to the Secured Party covering such Pledged Interests, or (b) cause such Pledged Interests to be transferred into the name of the Secured Party. The Secured Party shall have the right at any time, when an Event of Default has occurred and is continuing, to cause any or all of the Collateral to be transferred of record into the name of the Secured Party or its nominee for the benefit of the Banks (but subject to the rights of the Pledgor under Section 6) and to exchange certificates representing or evidencing Collateral for certificates of smaller or larger denominations. If the Collateral is in the possession of a bailee, the Pledgor will join with the Secured Party in notifying the bailee of the interest of the Secured Party and in obtaining from the bailee an acknowledgment that it hold the Collateral for the benefit of the Secured Party.

Section 4.   Certain Warranties and Covenants. The Pledgor makes the following warranties and covenants:

4(a)   The Pledgor has title to the Pledged Interests and will have title to each other item of Collateral hereafter acquired, free of all Liens except the Security Interest and liens permitted by the Credit Agreement or that arise by operation of law ("Permitted Liens"). As of the date of this Pledge Agreement, the Pledgor is unaware of the existence of any such liens arising by operation of law.

4(b)   The Pledgor has full corporate power and authority to execute this Pledge Agreement, to perform the Pledgor's obligations hereunder and to subject the Collateral to the Security Interest created hereby.

4(c)   No financing statement covering all or any part of the Collateral is on file in any public office (except for any financing statements filed by the Secured Party).

4(d)   The Pledged Interests have been duly authorized and validly issued by the issuer thereof and are fully paid and non-assessable. The certificates representing the Pledged Interests are genuine.

4(e)   The Pledged Interests constitute the percentage of the issued and outstanding member interests of the respective issuers thereof indicated on Schedule I (if any such percentage is so indicated).

Section 5.   Further Assurances. The Pledgor agrees that at any time and from time to time, at the expense of the Pledgor, the Pledgor will promptly execute and deliver all further instruments and documents, and take all further action that may be necessary or that the Secured Party may reasonably request, in order to perfect and protect the Security Interest or to enable the Secured Party to exercise and enforce its rights and remedies hereunder with respect to any Collateral (but any failure to request or assure that the Pledgor execute and deliver such instruments or documents or to take such action shall not affect or impair the validity, sufficiency or enforceability of this Agreement and the Security Interest, regardless of whether any such item was or was not executed and delivered or action taken in a similar context or on a prior occasion).

Section 6.   Voting Rights; Dividends; Etc.

6(a)   Subject to paragraph (d) of this Section 6 and Section 3 hereof, the Pledgor shall be entitled to exercise or refrain from exercising any and all voting and other consensual rights pertaining to the Pledged Interests or any other stock or member interests that becomes part of the Collateral or any part thereof for any purpose not inconsistent with the terms of this Agreement or the Credit Agreement

6(b)   Subject to paragraph (e) of this Section 6 and Section 3 hereof, the Pledgor shall be entitled to receive, retain, and use in any manner not prohibited by the Credit Agreement any and all interest and dividends paid in respect of the Collateral.

6(c)   The Secured Party shall execute and deliver (or cause to be executed and delivered) to the Pledgor all such proxies and other instruments as the Pledgor may reasonably request for the purpose of enabling the Pledgor to exercise the voting and other rights that it is entitled to exercise pursuant to Section 6(a) hereof and to receive the dividends and interest that it is authorized to receive and retain pursuant to Section 6(b) hereof.

6(d)   Upon the occurrence and during the continuance of any Event of Default, the Secured Party shall have the right in its sole discretion, and the Pledgor shall execute and deliver all such proxies and other instruments as may be necessary or appropriate to give effect to such right, to terminate all rights of the Pledgor to exercise or refrain from exercising the voting and other consensual rights that it would otherwise be entitled to exercise pursuant to Section 6(a) hereof, and all such rights shall thereupon become vested in the Secured Party who shall thereupon have the sole right to exercise or refrain from exercising such voting and other consensual rights; provided, however, that the Secured Party shall not be deemed to possess or have control over any voting rights with respect to any Collateral unless and until the Secured Party has given written notice to the Pledgor that any further exercise of such voting rights by the Pledgor is prohibited and that the Secured Party and/or its assigns will henceforth exercise such voting rights; and provided, further, that neither the registration of any item of Collateral in the Secured Party's name nor the exercise of any voting rights with respect thereto shall be deemed to constitute a retention by the Secured Party of any such Collateral in satisfaction of the Secured Obligations or any part thereof.

6(e)   Upon the occurrence and during the continuance of any Event of Default following written notice from the Secured Party to the Pledgor of revocation of the Pledgor's rights under Section 6(b) hereof (provided that no such notice shall be required in the case of an Event of Default under Section 10.1(e) or (f) of the Credit Agreement):

(i)   all rights of the Pledgor to receive the dividends and interest that it would otherwise be authorized to receive and retain pursuant to Section 6(b) hereof shall cease, and all such rights shall thereupon become vested in the Secured Party who shall thereupon have the sole right to receive and hold such dividends as Collateral, and

(ii)   all payments of interest and dividends that are received by the Pledgor contrary to the provisions of paragraph (i) of this Section 6(e) shall be received in trust for the benefit of the Secured Party, shall be segregated from other funds of the Pledgor and shall be forthwith paid over to the Secured Party as Collateral in the same form as so received (with any necessary endorsement).

Section 7.   <u>Transfers and Other Liens; Additional Member Interests.</u>

7(a)   Except as may be permitted by the Credit Agreement, the Pledgor agrees that it will not (i) sell, assign (by operation of law or otherwise) or otherwise dispose of, or grant any option with respect to, any of the Collateral, or (ii) create or permit to exist any Lien, upon or with respect to any of the Collateral other than Permitted Liens to the extent that the holder thereof shall not be seeking enforcement thereof in any way.

7(b)   The Pledgor agrees that it will (i) cause each issuer of the Pledged Interests not to issue any additional stock or member interests that would cause the percentage of all such stock or membership interest represented by the Pledged Interests to be less than such Percentage as of the date of this Agreement, and (ii) pledge hereunder, immediately upon its acquisition (directly or indirectly) thereof, any and all additional shares of stock or member interests or other securities of each issuer of the Pledged Interests issued to or received by the Pledgor, <u>provided</u>, that at no time shall the Pledged Interests be required to exceed, on a percentage basis, 65% of all outstanding stock or membership interest of any issuer.

Section 8.   <u>Secured Party Appointed Attorney-in-Fact</u>. As additional security for the Secured Obligations, the Pledgor hereby irrevocably appoints the Secured Party the Pledgor's attorney-in-fact, with full authority in the place and stead of such Pledgor and in the name of such Pledgor or otherwise, from time to time in the Secured Party's good-faith discretion, to take any action and to execute any instrument that the Secured Party may reasonably believe necessary or advisable to accomplish the purposes of this Agreement (subject to the rights of the Pledgor under Section 6 hereof), in a manner consistent with the terms hereof, including, without limitation, to receive, indorse and collect all instruments made payable to the Pledgor representing any dividend or other distribution in respect of the Collateral or any part thereof and to give full discharge for the same.

Section 9.   <u>Secured Party May Perform</u>. The Pledgor hereby authorizes the Secured Party to file financing statements with respect to the Collateral. The Pledgor irrevocably waives any right to notice of any such filing. If the Pledgor fails to perform any agreement contained herein, the Secured Party may itself perform, or cause performance of, such agreement, and the reasonable expenses of the Secured Party incurred in connection therewith shall be payable by the Pledgor under Section 13 hereof.

Section 10.   <u>The Secured Party's Duties</u>. The powers conferred on the Secured Party hereunder are solely to protect its and the Banks' interest in the Collateral and shall not impose any duty upon it to exercise any such powers. The Secured Party shall be deemed to have exercised reasonable care in the safekeeping of any Collateral in its possession if such Collateral is accorded treatment substantially equal to the safekeeping which the Secured Party accords its own property of like kind. Except for the safekeeping of any Collateral in its possession and the accounting for monies and for other properties actually received by it hereunder, neither the Secured Party nor any Bank shall have any duty, as to any Collateral, as to ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relative to any Collateral, whether or not the Secured Party or any Bank has or is deemed to have knowledge of such matters, or as to the taking of any necessary steps to preserve rights against any Persons or any other rights pertaining to any Collateral. The Secured Party will take action in the nature of exchanges, conversions, redemption, tenders and the like requested in writing by the Pledgor with respect to any of the Collateral in the Secured Party's possession if the Secured Party in its reasonable judgment determines that such action will not impair the Security Interest or the value of the Collateral, but a failure of the Secured Party to comply with any such request shall not of itself be deemed a failure to exercise reasonable care.

Section 11. Remedies upon Default. If any Event of Default shall have occurred and be continuing:

11(a) The Secured Party may exercise in respect of the Collateral, in addition to other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a secured party on default under Revised Article 9 of the Uniform Commercial Code as adopted in the State of Minnesota (the "Code") in effect at that time, and may, without notice except as specified below, sell the Collateral or any part thereof in one or more parcels at public or private sale, at any exchange, broker's board or at any of the Secured Party's offices or elsewhere, for cash, on credit or for future delivery, and upon such other terms as the Secured Party may reasonably believe are commercially reasonable. The Secured Party agrees to give at least ten days' prior notice to the Pledgor of the time and place of any public sale or the time after which any private sale is to be made, and the Pledgor agrees that such notice shall constitute reasonable notification. The Secured Party shall not be obligated to make any sale of Collateral regardless of notice of sale having been given. The Secured Party may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. The Pledgor hereby waives all requirements of law, if any, relating to the marshalling of assets which would be applicable in connection with the enforcement by the Secured Party of its remedies hereunder, absent this waiver. The Secured Party may disclaim warranties of title and possession and the like.

11(b) The Secured Party may notify any Person obligated on any of the Collateral that the same has been assigned or transferred to the Secured Party and that the same should be performed as requested by, or paid directly to, the Secured Party, as the case may be. The Pledgor shall join in giving such notice, if the Secured Party so requests. The Secured Party may, in the Secured Party's name or in the Pledgor's name, demand, sue for, collect or receive any money or property at any time payable or receivable on account of, or securing, any such Collateral or grant any extension to, make any compromise or settlement with or otherwise agree to waive, modify, amend or change the obligation of any such Person.

11(c) Any cash held by the Secured Party as Collateral and all cash proceeds received by the Secured Party in respect of any sale of, collection from, or other realization upon all or any part of the Collateral may, in the discretion of the Secured Party, be held by the Secured Party as collateral for, or then or at any time thereafter be applied in whole or in part by the

Secured Party against, all or any part of the Secured Obligations (including any expenses of the Secured Party payable pursuant to Section 13 hereof).

Section 12.   Waiver of Certain Claims. The Pledgor acknowledges that because of present or future circumstances, a question may arise under the Securities Act of 1933, as from time to time amended (the "Securities Act"), with respect to any disposition of the Collateral permitted hereunder. The Pledgor understands that compliance with the Securities Act may very strictly limit the course of conduct of the Secured Party if the Secured Party were to attempt to dispose of all or any portion of the Collateral and may also limit the extent to which or the manner in which any subsequent transferee of the Collateral or any portion thereof may dispose of the same. There may be other legal restrictions or limitations affecting the Secured Party in any attempt to dispose of all or any portion of the Collateral under the applicable Blue Sky or other securities laws or similar laws analogous in purpose or effect. The Secured Party may be compelled to resort to one or more private sales to a restricted group of purchasers who will be obliged to agree, among other things, to acquire such Collateral for their own account for investment only and not to engage in a distribution or resale thereof. The Pledgor agrees that the Secured Party shall not incur any liability, and any liability of the Pledgor for any deficiency shall not be impaired, as a result of the sale of the Collateral or any portion thereof at any such private sale in a manner that the Secured Party reasonably believes is commercially reasonable (within the meaning of Section 9-627 of the Uniform Commercial Code). The Pledgor hereby waives any claims against the Secured Party arising by reason of the fact that the price at which the Collateral may have been sold at such sale was less than the price that might have been obtained at a public sale or was less than the aggregate amount of the Secured Obligations, even if the Secured Party shall accept the first offer received and does not offer any portion of the Collateral to more than one possible purchaser. The Pledgor further agrees that the Secured Party has no obligation to delay sale of any Collateral for the period of time necessary to permit the issuer of such Collateral to qualify or register such Collateral for public sale under the Securities Act, applicable Blue Sky laws and other applicable state and federal securities laws, even if said issuer would agree to do so. Without limiting the generality of the foregoing, the provisions of this Section would apply if, for example, the Secured Party were to place all or any portion of the Collateral for private placement by an investment banking firm, or if such investment banking firm purchased all or any portion of the Collateral for its own account, or if the Secured Party placed all or any portion of the Collateral privately with a purchaser or purchasers.

Section 13.   Costs and Expenses; Indemnity. The Pledgor will pay or reimburse the Secured Party on demand for all reasonable out-of-pocket expenses (including in each case all filing and recording fees and taxes and all reasonable fees and expenses of counsel and of any experts and agents) incurred by the Secured Party in connection with the creation, perfection, protection, satisfaction, foreclosure or enforcement of the Security Interest and the preparation, administration, continuance, amendment or enforcement of this Agreement, and all such costs and expenses shall be part of the Secured Obligations secured by the Security Interest. The Pledgor shall indemnify and hold the Secured Party and each Bank harmless from and against any and all claims, losses and liabilities (including reasonable attorneys' fees) growing out of or resulting from this Agreement (including enforcement of this Agreement) or the Secured Party's actions pursuant hereto, except claims, losses or liabilities resulting from the Secured Party's gross negligence or willful misconduct as determined by a final judgment of a court of competent jurisdiction. Any liability of the Pledgor to indemnify and hold the Secured Party and each Bank harmless pursuant to the preceding sentence shall be part of the Secured Obligations secured by the Security Interest. The obligations of the Pledgor under this Section shall survive any termination of this Agreement.

Section 14.   Waivers and Amendments; Remedies. This Agreement can be waived, modified, amended, terminated or discharged, and the Security Interest can be released, only explicitly in a writing signed by the Secured Party and the Pledgor. A waiver so signed shall be effective only in the specific instance and for the specific purpose given. Mere delay or failure to act shall not preclude the exercise or enforcement of any rights and remedies available to the Secured Party. All rights and remedies of the Secured Party shall be cumulative and may be exercised singly in any order or sequence, or concurrently, at the Secured Party's option, and the exercise or enforcement of any such right or remedy shall neither be a condition to nor bar the exercise or enforcement of any other.

Section 15.   Notices. Any notice or other communication to any party in connection with this Agreement shall be sent as provided in the Credit Agreement.

Section 16.   Pledgor Acknowledgments. The Pledgor hereby acknowledges that (a) the Pledgor has been advised by counsel in the negotiation, execution and delivery of this Agreement, (b) the Secured Party has no fiduciary relationship to the Pledgor, the relationship being solely that of debtor and creditor, and (c) no joint venture exists between the Pledgor and the Secured Party.

Section 17.   Continuing Security Interest; Assignments under Credit Agreement. This Agreement shall create a continuing security interest in the Collateral and shall (a) subject to release by the Secured Party as provided in Section 13.17 of the Credit Agreement, remain in full force and effect until Termination Conditions (as defined in and determined under the Credit Agreement) exist, (b) be binding upon the Pledgor, its successors and assigns, and (c) inure, together with the rights and remedies of the Secured Party hereunder, to the benefit of, and be enforceable by, the Secured Party and its successors and permitted transferees and assigns. Without limiting the generality of the foregoing clause (c), the Secured Party may assign or otherwise transfer all or any portion of its rights and obligations under the Credit Agreement to any other Person to the extent and in the manner provided in the Credit Agreement, and may similarly transfer all or any portion of its rights under this Pledge Agreement to such Persons.

Section 18.   Termination of Security Interest. At such time as Termination Conditions (as defined in and determined under the Credit Agreement) exist, the security interest granted hereby shall terminate and all rights to the Collateral shall revert to the Pledgor. Upon any such termination, the Secured Party will return to the Pledgor such of the Collateral as shall not have been sold or otherwise applied pursuant to the terms hereof and execute and deliver to the Pledgor such documents as the Pledgor shall reasonably request to evidence such termination. Any reversion or return of the Collateral upon termination of this Agreement and any instruments of transfer or termination shall be at the expense of the Pledgor and shall be without warranty by, or recourse on, the Secured Party. As used in this Section, "Pledgor" includes any assigns of Pledgor, any Person holding a subordinate security interest in any part of the Collateral or whoever else may be lawfully entitled to any part of the Collateral.

Section 19. **Governing Law and Construction.** THE VALIDITY, CONSTRUCTION AND ENFORCEABILITY OF THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF MINNESOTA; PROVIDED, HOWEVER, THAT NO EFFECT SHALL BE GIVEN TO CONFLICT OF LAWS PRINCIPLES OF THE STATE OF MINNESOTA, EXCEPT TO THE EXTENT THAT THE VALIDITY OR PERFECTION OF THE SECURITY INTEREST HEREUNDER, OR REMEDIES HEREUNDER, IN RESPECT OF ANY PARTICULAR COLLATERAL ARE MANDATORILY GOVERNED BY THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF MINNESOTA. Whenever possible, each provision of this Agreement and any other statement, instrument or transaction contemplated hereby or relating hereto shall be interpreted in such manner as to be effective and valid under such applicable law, but, if any provision of this Agreement or any other statement, instrument or transaction contemplated hereby or relating hereto shall be held to be prohibited or invalid under such applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement or any other statement, instrument or transaction contemplated hereby or relating hereto.

Section 20. **Consent to Jurisdiction.** AT THE OPTION OF THE SECURED PARTY, THIS AGREEMENT MAY BE ENFORCED IN ANY FEDERAL COURT OR MINNESOTA STATE COURT SITTING IN MINNEAPOLIS OR ST. PAUL, MINNESOTA; AND THE PLEDGOR CONSENTS TO THE JURISDICTION AND VENUE OF ANY SUCH COURT AND WAIVES ANY ARGUMENT THAT VENUE IN SUCH FORUMS IS NOT CONVENIENT. IN THE EVENT THE PLEDGOR COMMENCES ANY ACTION IN ANOTHER JURISDICTION OR VENUE UNDER ANY TORT OR CONTRACT THEORY ARISING DIRECTLY OR INDIRECTLY FROM THE RELATIONSHIP CREATED BY THIS AGREEMENT, THE SECURED PARTY AT ITS OPTION SHALL BE ENTITLED TO HAVE THE CASE TRANSFERRED TO ONE OF THE JURISDICTIONS AND VENUES ABOVE-DESCRIBED, OR IF SUCH TRANSFER CANNOT BE ACCOMPLISHED UNDER APPLICABLE LAW, TO HAVE SUCH CASE DISMISSED WITHOUT PREJUDICE.

Section 21. **Waiver of Jury Trial.** EACH OF THE PLEDGOR AND THE SECURED PARTY, BY ITS ACCEPTANCE OF THIS AGREEMENT, IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 22. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

Section 23. General. All representations and warranties contained in this Agreement or in any other agreement between the Pledgor and the Secured Party shall survive the execution, delivery and performance of this Agreement and the creation and payment of the Secured Obligations. The Pledgor waives notice of the acceptance of this Agreement by the Secured

Party. Captions in this Agreement are for reference and convenience only and shall not affect the interpretation or meaning of any provision of this Agreement.

(signature page follows)

10

IN WITNESS WHEREOF, the Pledgor has caused this Pledge Agreement to be duly executed and delivered by its officer thereunto duly authorized as of the date first above written.

PLEDGOR:

GRACO INC.

By _____
        James A. Graner
        Chief Financial Officer and Treasurer

Address for Pledgor:
88 11th Avenue N.E.
Minneapolis, MN 55413
Attention: Janel French, Cash Risk
           Manager
Telephone: (612) 623-6729
Fax (612) 623-6942

and

Attention: Karen Gallivan
Telephone: (612) 623-6604
Fax: (612) 623-6944

Accepted:

U.S. BANK NATIONAL ASSOCIATION,
Secured Party

By_____

Title_____

Address for Secured Party:
800 Nicollet Mall
Mail Code BC-MN-H03
Minneapolis, MN 55402
Fax Number:(612) 303-2265

Signature page to Pledge Agreement

SCHEDULE I
TO
PLEDGE AGREEMENT
GRACO INC.

PLEDGED INTERESTS

Issuer:	Graco K.K.
Jurisdiction of Organization:	Japan
Type of Interest:	Common Stock
Percentage Ownership:	65.00%
Certificate No(s).:	2B-001 through 2B-009; 3A-001 through 3A-008; 4A-001 through 4A-0034
Number of Units/Shares:	429,000

Issuer:	Graco Korea Inc.
Jurisdiction of Organization:	Korea
Type of Interest:	Common Stock
Percentage Ownership:	65.00%
Certificate No(s).:	10,000-1 through 10,000-8; 1,000-1; 100-1 through 100-5
Number of Units/Shares:	81,500

Issuer:	Graco N.V.
Jurisdiction of Organization:	Belgium
Type of Interest:	Uncertificated Common Stock
Percentage Ownership	65.00%
Certificate No(s).:	N/A
Number of Units/Shares:	655,301

2044084v4

EXHIBIT F
General Counsel's Opinion

July __, 2007

To: The Agent and Banks party on the date
hereof to the Credit Agreement described below

Ladies and Gentlemen:

I am General Counsel of Graco Inc., a Minnesota corporation (the "Company" and, together with each of its Domestic Subsidiaries who are Guarantors, collectively the "Loan Parties" and individually, a "Loan Party"). I am delivering to you this opinion letter upon which you may rely in connection with the Revolving Credit Agreement, dated as of the date hereof, among the Company, the Borrowing Subsidiaries, as defined therein, the Banks, as defined therein, and U.S. Bank National Association, as Agent (the "Credit Agreement"), the other Loan Documents described therein which are being entered into by any of the Loan Parties concurrently therewith (together with the Credit Agreement, the "Loan Documents"), and the transactions contemplated thereby. Unless otherwise defined herein, capitalized terms used herein shall have the respective meanings assigned to such terms in the Credit Agreement.

I, as General Counsel for the Company, have made or caused to be made such factual inquiries, and have examined or caused to be examined such questions of law, as I have considered necessary or appropriate for purposes of this opinion letter and, upon the basis of such inquiries and examinations, and subject to the assumptions, qualifications and exceptions set forth below, advise you that, in my opinion:

(1)   Each of the Company and Graco Minnesota, Inc. (the "Minnesota Guarantor") is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Minnesota. Each of the other Loan Parties is a corporation validly existing and in good standing under the laws of its jurisdiction of incorporation.

(2)   Each of the Company and the Minnesota Guarantor has full corporate power and authority to own and operate its properties and assets, carry on its business as presently conducted, and enter into and perform its obligations under the Loan Documents to which it is a party.

(3)   The execution and delivery by each of the Company and the Minnesota Guarantor of each of the Loan Documents to which it is a party, the performance by each of the Company and the Minnesota Guarantor of its obligations thereunder, and, in the case of the Company, the borrowing by it under the Credit Agreement, have been duly authorized by all necessary corporate action on the part of such Loan Party, and the Loan Documents to which either the

2047400v1

Company or the Minnesota Guarantor is a party have been duly executed and delivered on behalf of such Loan Party.

(4)   There is no provision in any Loan Party's Organizational Documents, or in any material indenture, mortgage, contract or agreement to which any Loan Party is a party or by which it or its properties may be bound and of which I have Actual Knowledge, or in any writ, order or decision of any court or governmental instrumentality binding on any Loan Party and of which I have Actual Knowledge, which would be contravened by the execution and delivery by such Loan Party of the Loan Documents to which it is a party, nor do any of the foregoing prohibit such Loan Party's performance of any obligation of such Loan Party contained therein.

(5)   To my Actual Knowledge, except as described in Schedule 7.6 to the Credit Agreement, there are no actions, suits or proceedings pending or threatened against any Loan Party before any court or arbitrator or by or before any administrative agency which are reasonably likely to constitute an Adverse Effect.

(6)   The Company is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U of the Board of Governors of the Federal Reserve System).

ASSUMPTIONS, QUALIFICATIONS AND EXCEPTIONS

In rendering the foregoing opinions, I wish to advise you of the following additional assumptions, qualifications and exceptions to which such opinions are subject:

A.   I have relied solely on certificates of public officials as to the opinions set forth in paragraph (1) above regarding valid existence and good standing, and such opinions are given as of the respective dates of such certificates. As to certain relevant facts, I have relied on representations made by the Loan Parties in the Loan Documents, the assumptions set forth below, and certificates of officers of the Loan Parties reasonably believed by me to be appropriate sources of information, as to the accuracy of factual matters, in each case without independent verification thereof or other investigation; provided, however, that I have no Actual Knowledge concerning the factual matters upon which reliance is placed which would render such reliance unreasonable. For purposes hereof, the term "Actual Knowledge" means the conscious awareness by me at the time this opinion letter is delivered of facts or other information without any other investigation.

B.   This opinion letter is limited to the laws of the State of Minnesota and the federal laws of the United States of America.

C.   I have relied, without investigation, upon the following assumptions: (i) natural persons who are involved on behalf of any Loan Party have sufficient legal capacity to enter into and perform the transaction or to carry out their role in it; (ii) each document submitted to me for review is accurate and complete, each

2047400v1

such document that is an original is authentic, each such document that is a copy conforms to an authentic original, and all signatures on each such document are genuine; (iii) there are no agreements or understandings among the parties, written or oral, and there is no usage of trade or course of prior dealing among the parties that would, in either case, define, supplement or qualify the terms of any of the Loan Documents; (iv) all statutes, judicial and administrative decisions, and rules and regulations of governmental agencies, constituting the law of any relevant jurisdiction are generally available (*i.e.*, in terms of access and distribution following publication or other release) to lawyers practicing in such jurisdiction, and are in a format that makes legal research reasonably feasible; (v) the constitutionality or validity of a relevant statute, rule, regulation or agency action is not at issue unless a reported decision in the relevant jurisdiction has specifically addressed but not resolved, or has established, its unconstitutionality or invalidity; (vi) documents reviewed by me (including the Loan Documents) would be enforced as written and would be interpreted in accordance with the laws of the State of Minnesota; (vii) each Loan Party will obtain all permits and governmental approvals required in the future, and will make all filings and take all actions similarly required, relevant to subsequent consummation of the transactions contemplated by the Loan Documents or performance of the Loan Documents; (viii) no Loan Party will in the future take any discretionary action (including a decision not to act) permitted under the Loan Documents that would result in a violation of law or constitute a breach or default under any other agreement or court order; and (ix) all parties to the transaction will act in accordance with, and will refrain from taking any action that is forbidden by, the terms and conditions of the Loan Documents.

D.   The opinions expressed above are limited to the specific issues addressed and to laws existing on the date hereof. By rendering my opinions, I do not undertake to advise you with respect to any other matter or of any change in such laws or in the interpretation thereof which may occur after the date hereof.

E.   I express no opinions as to the effect of any document or instrument that is not itself a Loan Document, notwithstanding any provision in a Loan Document requiring that any Loan Party perform or cause any other Person to perform its obligations under, or stating that any action will be taken as provided in or in accordance with, or otherwise incorporating by reference, such document or instrument.

F.   In rendering the opinions expressed herein, I have only considered the applicability of statutes, rules and regulations that a lawyer in the State of Minnesota exercising customary professional diligence would reasonably recognize as being directly applicable to the Loan Parties, the transaction or both.

G.   The opinions expressed above do not address compliance with fiduciary duty and conflict of interest requirements.

-3-

This opinion letter may not be used or relied upon without my prior written consent (i) by any Person who is not an addressee, except for Persons that become Banks or the Agent under the Credit Agreement after the date hereof pursuant to the Credit Agreement (which Persons may rely on this opinion letter to the same extent as the addressees hereof as if this opinion letter were addressed and had been delivered to them on the date of this opinion letter, on the condition and understanding that I assume no responsibility or obligation to consider the applicability or correctness of this opinion letter to any Person other than the addressees), or (ii) for any purpose whatsoever other than the transactions contemplated by the Loan Documents.

Very truly yours,

Karen P. Gallivan
Vice President, General Counsel and Secretary

fb.us.2140327.04

2047400v1

EXHIBIT F
Special Counsel's Opinion

July __, 2007

To: The Agent and Banks party on the date
hereof to the Credit Agreement described below

Ladies and Gentlemen:

We have acted as special counsel for Graco Inc., a Minnesota corporation (the "Company" and together, with its Domestic Subsidiaries who are Guarantors, collectively, the "Loan Parties" and individually, a "Loan Party"), and we are delivering to you this opinion letter upon which you may rely, in connection with the Revolving Credit Agreement, dated as of the date hereof, among the Company, the Borrowing Subsidiaries, as defined therein, the Banks, as defined therein, and U.S. Bank National Association, as Agent (the "Credit Agreement"), the other Loan Documents described therein which are being entered into by any of the Loan Parties concurrently therewith (together with the Credit Agreement, the "Loan Documents"), and the transactions contemplated thereby. Unless otherwise defined herein, capitalized terms used herein shall have the respective meanings assigned to such terms in the Credit Agreement.

In so acting, we, as special counsel for the Company, have made such factual inquiries, and have examined such questions of law, as we have considered necessary or appropriate for the purposes of this opinion letter and, upon the basis of such inquires and examinations, and subject to the assumptions, qualifications and exceptions set forth below, advise you that, in our opinion:

(1)   Each of Lubriquip, Inc., a Delaware corporation, and Gusmer Corporation, a Delaware corporation (each, a "Delaware Guarantor" and collectively, the "Delaware Guarantors"), has full corporate power and authority to enter into and perform its obligations under the Loan Documents to which it is a party.

(2)   The execution and delivery by each of the Delaware Guarantors of each of the Loan Documents to which it is a party and the performance by each of the Delaware Guarantors of its obligations thereunder have been duly authorized by all necessary corporate action on the part of such Loan Party, and the Loan Documents to which either of the Delaware Guarantors is a party have been duly executed and delivered on behalf of such Loan Party.

(3)   Each of the Loan Documents to which any of the Loan Parties is a party constitutes a valid and binding obligation of such Loan Party, enforceable against such Loan Party in accordance with its terms.

2047399v1

(4)   There is no provision in any statute, rule or regulation of the United States of America or the State of Minnesota applicable to any Loan Party which would be contravened by the execution and delivery by such Loan Party of the Loan Documents to which it is a party, nor do any of the foregoing prohibit such Loan Party's performance of any obligation of such Loan Party contained therein.

(5)   Neither the execution and delivery by any Loan Party of the Loan Documents to which it is a party, nor the performance by such Loan Party of any obligation of such Loan Party contained therein, nor, in the case of the Company, the borrowing by it under the Credit Agreement, requires such Loan Party to obtain the consent or approval of the government of the United States of America or the State of Minnesota or any department, commission or agency thereof under any statute, rule or regulation of the United States of America or the State of Minnesota applicable to such Loan Party.

(6)   The Company is not an "investment company" or, to our Actual Knowledge, a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended.

ASSUMPTIONS, QUALIFICATIONS AND EXCEPTIONS

In rendering the foregoing opinions, we wish to advise you of the following additional assumptions, qualifications and exceptions to which such opinions are subject:

A.   As to certain relevant facts, we have relied on representations made by the Loan Parties in the Loan Documents, the assumptions set forth below, and certificates of officers of the Loan Parties reasonably believed by us to be appropriate sources of information, as to the accuracy of factual matters, in each case without independent verification thereof or other investigation; provided, however, that our Primary Lawyers have no Actual Knowledge concerning the factual matters upon which reliance is placed which would render such reliance unreasonable. For purposes hereof, the term "Primary Lawyers" means lawyers in this firm who have given substantive legal attention to representation of the Company in connection with this matter, and the term "Actual Knowledge" means the conscious awareness by such Primary Lawyers at the time this opinion letter is delivered of facts or other information without any other investigation.

B.   This opinion letter is limited to the laws of the State of Minnesota, the federal laws of the United States of America, and, solely with respect to paragraphs (1) and (2) hereof, the Delaware General Corporation Law. We express no opinion as to whether, or the extent to which, the laws of any particular jurisdiction apply to the subject matter hereof, including without limitation the enforceability of the governing law provisions contained in the Loan Documents. Without limiting the generality of the foregoing, we do not opine with respect to any foreign law which may govern the collateral subject to the Pledge Agreement, or as to the applicability of any such law.

C.   We have relied, without investigation, upon the following assumptions: (i) natural persons who are involved on behalf of any Loan Party have sufficient legal capacity to enter into and perform the transaction or to carry out their role in it; (ii) the Company holds the requisite title and rights to the collateral subject to the Pledge Agreement, (iii) each party to a Loan Document (other than the Loan Parties) has satisfied those legal requirements that are applicable to it to the extent necessary to make such Loan Document enforceable against it; (iv) each party to a Loan Document (other than the Loan Parties) has complied with all legal requirements pertaining to its status (such as legal investment laws, foreign qualification statutes and business activity reporting requirements, including without limitation, to the extent applicable, the provisions of Minnesota Statute Section 290.371) as such status relates to its rights to enforce such Loan Document against the Loan Parties; (v) each document submitted to us for review is accurate and complete, each such document that is an original is authentic, each such document that is a copy conforms to an authentic original, and all signatures on each such document are genuine; (vi) there has not been any mutual mistake of fact or misunderstanding, fraud, duress or undue influence; (vii) the conduct of the parties to the Loan Documents has complied with any requirement of good faith, fair dealing and conscionability; (viii) the Agent, the Banks and any representative acting for any of them in connection with the Loan Documents have acted in good faith and without notice of any defense against the enforcement of any rights created by, or adverse claim to any property or security interest transferred or created as a part of, any of the Loan Documents; (ix) there are no agreements or understandings among the parties, written or oral, and there is no usage of trade or course of prior dealing among the parties that would, in either case, define, supplement or qualify the terms of any of the Loan Documents; (x) all statutes, judicial and administrative decisions, and rules and regulations of governmental agencies, constituting the law of any relevant jurisdiction are generally available (*i.e.*, in terms of access and distribution following publication or other release) to lawyers practicing in such jurisdiction, and are in a format that makes legal research reasonably feasible; (xi) the constitutionality or validity of a relevant statute, rule, regulation or agency action is not at issue unless a reported decision in the relevant jurisdiction has specifically addressed but not resolved, or has established, its unconstitutionality or invalidity; (xii) documents reviewed by us (other than the Loan Documents) would be enforced as written and would be interpreted in accordance with the laws of the State of Minnesota; (xiii) each Loan Party will obtain all permits and governmental approvals required in the future, and will make all filings and take all actions similarly required, relevant to subsequent consummation of the transactions contemplated by the Loan Documents or performance of the Loan Documents; (xiv) no Loan Party will in the future take any discretionary action (including a decision not to act) permitted under the Loan Documents that would

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result in a violation of law or constitute a breach or default under any other agreement or court order; (xv) all parties to the transaction will act in accordance with, and will refrain from taking any action that is forbidden by, the terms and conditions of the Loan Documents; (xvi) each Person who has taken any action relevant to any of our opinions in the capacity as a director or officer of either of the Delaware Guarantors was duly elected or appointed to and qualified for that position and held that position at the time such action was taken; (xvii) the certificate of incorporation and by-laws of each of the Delaware Guarantors, and all amendments thereto, have been adopted in accordance with all applicable legal requirements; (xviii) each of the Delaware Guarantors is a direct or indirect wholly-owned subsidiary of the Company; (xix) the execution and delivery by each of the Delaware Guarantors of the Loan Documents to which it is a party are necessary and convenient to the conduct, promotion or attainment of the business of the Company and such Delaware Guarantor; and (xx) the Loan Parties are engaged in the business of providing fluid handling solutions to organizations involved in manufacturing, processing, construction and maintenance and in no other business activities.

D. In rendering the opinions set forth herein, we have also assumed, without investigation, that (i) the Loan Parties are duly organized, validly existing and in good standing under the laws of their respective jurisdictions of organization; (ii) except to the extent expressly opined to under paragraph (1) above, each of the Loan Parties has the power and authority to execute, deliver and perform the Loan Documents to which such Loan Party is a party and to consummate the transactions contemplated by such Loan Documents; (iii) except to the extent expressly opined to under paragraph (2) above, the Loan Documents to which any of the Loan Parties is a party have been duly authorized, executed and delivered by such Loan Party; and (iv) except to the extent expressly opined to under paragraph (4) or (5) above, the execution, delivery and performance by each of the Loan Parties of the Loan Documents to which such Loan Party is a party and the consummation by each of the Loan Parties of the transactions contemplated by the Loan Documents to which such Loan Party is a party did not and will not (A) violate or conflict with or require any consent under any statute, rule or regulation or any judgment, order, writ, injunction or decree of any court or governmental authority, or (B) violate or result in a breach of or constitute a default or require any consent under any Organizational Documents of the such Loan Party or any other agreement, contract, instrument or obligation to which such Loan Party is a party or by which such Loan Party or any of its assets is bound. We note that you have, to the extent you deemed advisable, received opinions with respect to certain of the foregoing matters from Karen P. Gallivan, Vice President, General Counsel and Secretary of the Company.

E. The opinion expressed above are limited to the specific issues addressed and to laws existing on the date hereof. By rendering our opinions, we do not undertake

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to advise you with respect to any other matter or of any change in such laws or in the interpretation thereof which may occur after the date hereof.

F.   The opinion expressed in paragraph (3) above (i) is limited by the effect of bankruptcy, reorganization, insolvency, moratorium, fraudulent transfer, fraudulent conveyance and other similar laws now or hereafter in effect relating to or affecting creditors' rights generally, and by general principles of equity, and (ii) is subject to the qualification that certain provisions of the Pledge Agreement may be unenforceable in whole or in part, but the inclusion of such provisions does not affect the validity as against the Company of the Pledge Agreement as a whole and the Pledge Agreement contains provisions generally considered adequate for the practical realization in respect of the Company of the principal benefits provided thereby, subject to the other assumptions, qualifications and exceptions contained in this opinion letter. Without limiting the generality of the foregoing, we have assumed that each of the Agent and the Banks will exercise its rights and remedies under the Loan Documents in good faith and under circumstances and in a manner which are commercially reasonable.

G.   Without limiting any other qualifications set forth herein, the opinion expressed in paragraph (3) above is subject to the effect of generally applicable laws (including without limitation common law) that (i) provide for the enforcement of oral waivers or modifications where a material change of position in reliance thereon has occurred or provide that a course of performance may operate as a waiver; (ii) limit the enforcement of provisions of a contract that purport to require waiver of the obligations of good faith, fair dealing, diligence and reasonableness; (iii) limit the availability of a remedy under certain circumstances where another remedy has been elected; (iv) limit the enforceability of provisions releasing, exculpating or exempting a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action or inaction involves gross negligence, recklessness, willful misconduct or unlawful conduct; (v) may, where less than all of a contract may be unenforceable, limit the enforceability of the balance of the contract to circumstances in which the unenforceable portion is not an essential part of the agreed exchange; (vi) govern and afford judicial discretion regarding the determination of damages and entitlement to attorneys' fees and other costs; (vii) may permit a party who has materially failed to render or offer performance required by a contract to cure that failure unless either permitting a cure would unreasonably hinder the aggrieved party from making substitute arrangements for performance or it is important under the circumstances to the aggrieved party that performance occur by the date stated in the contract; (viii) may require mitigation of damages; (ix) limit the right of a creditor to use force or cause a breach of the peace in enforcing rights; (x) relate to the sale or disposition of collateral subject to the Pledge Agreement or the requirements of a commercially reasonable sale; or (xi) provide a time limitation after which a remedy may not be enforced (*i.e.*, statutes of limitation).

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H. We express no opinion as to the enforceability or effect in the Loan Documents of (i) any provision that provides for the payment of premiums upon mandatory prepayment or acceleration, or of liquidated damages (whether or not denominated as such); (ii) any "usury savings" provision; (iii) any provision that authorizes one party to act as attorney-in-fact for another party; (iv) any agreement to submit to the jurisdiction of any particular court or other governmental authority (either as to personal jurisdiction or subject matter jurisdiction), any provision restricting access to courts (including without limitation agreements to arbitrate disputes), any waivers of the right to jury trial, any waivers of service of process requirements which would otherwise be applicable, or any provision otherwise affecting the jurisdiction or venue of courts; (v) any waiver of, or agreement or consent that has the effect of waiving, legal or equitable defenses, rights to damages, rights to counterclaim or set off, the application of statutes of limitations, rights to notice, or the benefits of any other constitutional, statutory or regulatory rights (unless and to the extent the constitution, statute or regulation explicitly allows waiver); (vi) any provision that provides that any Person purchasing a participation from a Bank may exercise set-off or similar rights with respect to such participation, or that any Person other than a Bank, including any affiliate of a Bank, may exercise set-off or similar rights with respect to the Obligations due to such Bank, or that the Agent or any Bank may exercise set-off or similar rights other than in accordance with applicable law; or (vii) any provision that purports to impose increased interest rates or late payment charges upon overdraft, delinquency in payment or default, or to provide for the compounding of interest or the payment of interest on interest.

I. We express no opinions as to the enforceability or effect of any document or instrument that is not itself a Loan Document, notwithstanding any provision in a Loan Document requiring that the Loan Parties perform or cause any other Person to perform its obligations under, or stating that any action will be taken as provided in or in accordance with, or otherwise incorporating by reference, such document or instrument.

J. With respect to our opinion in paragraph (3) above, we hereby advise you that (i) in the absence of an effective waiver or consent, a guarantor may be discharged from its guaranty to the extent the guaranteed obligations are modified or other action or inaction by a creditor increases the scope of the guarantor's risk or otherwise detrimentally affects the guarantor's interests (such as by impairing the value of collateral securing the guaranteed obligations, negligently administering the guaranteed obligations, or releasing the borrower or a co-guarantor of the guaranteed obligations); and (ii) a guarantor may have the right to revoke a guaranty with respect to obligations incurred after the revocation, notwithstanding the absence of an express right of revocation in the guaranty.

2047399v1

K. In rendering the opinions expressed herein, we have only considered the applicability of statutes, rules and regulations that a lawyer in the relevant jurisdiction exercising customary professional diligence would reasonably recognize as being directly applicable to the Loan Parties, the transaction or both.

L. The opinions expressed above do not address any of the following legal issues: (i) federal securities laws and regulations administered by the Securities and Exchange Commission, state "Blue Sky" laws and regulations, and laws and regulations relating to commodity (and other) futures and indices and other similar instruments; (ii) Federal Reserve Board margin regulations; (iii) pension and employee benefit laws and regulations (*e.g.*, ERISA); (iv) federal and state antitrust and unfair competition laws and regulations; (v) the Hart-Scott-Rodino Antitrust Improvements Act, as amended, and the Exon-Florio provision of the Omnibus Trade and Competiveness Act, as amended; (vi) the Trading with the Enemy Act, as amended, any other foreign asset control laws and any foreign asset control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended); (vii) compliance with fiduciary duty and conflict of interest requirements; (viii) the statutes and ordinances, administrative decisions and the rules and regulations of counties, towns, municipalities and special political subdivisions (whether created or enabled through legislative action at the federal, state or regional level) and judicial decisions to the extent that they deal with the foregoing; (ix) fraudulent transfer and fraudulent conveyance laws; (x) federal and state environmental laws and regulations; (xi) federal and state land use and subdivision laws and regulations; (xii) federal and state tax laws and regulations; (xiii) federal patent, copyright and trademark, state trademark, and other federal and state intellectual property laws and regulations; (xiv) federal and state racketeering laws and regulations (*e.g.*, RICO); (xv) federal and state health and safety laws and regulations (*e.g.*, OSHA); (xvi) federal and state labor laws and regulations; (xvii) federal and state laws, regulations and policies concerning national and local emergency, possible judicial deference to acts of sovereign states, and criminal and civil forfeiture laws; and (xviii) other federal and state statutes of general application to the extent they provide for criminal prosecution (*e.g.*, mail fraud and wire fraud statutes).

M. We express no opinion as to the attachment, perfection or relative priority of any security interest created by the Pledge Agreement.

This opinion letter may not be used or relied upon without our prior written consent (i) by any Person who is not an addressee, except for Persons that become Banks or the Agent under the Credit Agreement after the date hereof pursuant to the Credit Agreement (which Persons may rely on this opinion letter to the same extent as the addressees hereof as if this opinion letter were addressed and had been delivered to them on the date of this opinion letter, on the condition and understanding that we assume no responsibility or obligation to consider the applicability or

2047399v1

correctness of this opinion letter to any Person other than the addressees), or (ii) for any purpose whatsoever other than the transactions contemplated by the Loan Documents.

Very truly yours,

FAEGRE & BENSON LLP

fb.us.2134640.05

2047399v1

<u>Exhibit G</u>
Assignment Agreement

ASSIGNMENT AGREEMENT, dated as of _____, 200__, among [   ] (the "Transferor Bank"), [   ] (the "Purchasing Bank"), Graco Inc., a Delaware corporation (the "Company") and U.S. Bank National Association, as Agent for the Banks under the Credit Agreement described below (in such capacity, the "Agent").

WITNESSETH

WHEREAS, this Assignment Agreement is being executed and delivered in accordance with Section 13.3 of the Credit Agreement, dated as of July __, 2007, among the Company, the Borrowing Subsidiaries from time to time party thereto, the Transferor Bank and the other Banks party thereto and the Agent (as from time to time amended, supplemented or otherwise modified in accordance with the terms thereof, the "<u>Credit Agreement</u>" terms defined therein being used herein as therein defined);

WHEREAS, the Purchasing Bank wishes to become a Bank party to the Credit Agreement; and

WHEREAS, the Transferor Bank is selling and assigning to the Purchasing Bank rights, obligations and commitments under the Credit Agreement;

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.   Upon the execution and delivery of this Assignment Agreement by the Purchasing Bank, the Transferor Bank, the Agent and the Company, the Purchasing Bank shall be a Bank party to the Credit Agreement for all purposes thereof.

2.   Effective on [   ] (the "Effective Date"), the Transferor Bank hereby sells and assigns to the Purchasing Bank _____% (the "Assigned Percentage") of its Commitment and of the principal balance of its Loans outstanding under the Credit Agreement. Together with the Assigned Percentage, the Transferor Bank hereby assigns to the Purchasing Bank the Transferor Bank's interest as a Bank in the Loan Documents (the Assigned Percentage and such interest in the Loan Documents being hereinafter referred to as the "Assigned Interest"). The Purchasing Bank hereby assumes the Assigned Interest and the Transferor Bank's related obligations under the Loan Documents, including without limitation the Transferor Bank's participation in Letters of Credit and all obligations of the Transferor Bank to fund, refund or purchase participations in Revolving Loans and Swing Line Loans to the extent provided in the Credit Agreement.

3.   On the Effective Date, the Purchasing Bank shall pay to the Transferor Bank a purchase price (the "Purchase Price") equal to the outstanding principal amount of the Loans included in the Assigned Interest as of the day preceding the Effective Date. The Transferor Bank acknowledges receipt from the Purchasing Bank of an amount equal to the Purchase Price.

4.   All interest and Facility Fees and Letter of Credit Fees accrued on the Assigned Interest for the billing period in which the Effective Date falls shall be paid to the Agent as provided in the Credit Agreement, and distributed by the Agent (a) with respect to amounts accrued before the Effective Date, to the Transferor Bank and (b) with respect to amounts accrued on or after the Effective Date, to the Purchasing Bank. The Transferor Bank has made arrangements with the Purchasing Bank with respect to the portion, if any, to be paid by the

Transferor Bank to the Purchasing Bank of other fees heretofore received by the Transferor Bank pursuant to the Credit Agreement.

5.   Subject to the provisions of paragraph 4 above, from and after the Effective Date, principal, interest, fees and other amounts that would otherwise be payable to or for the account of the Transferor Bank pursuant to the Credit Agreement and the other Loan Documents in respect of the Assigned Interest shall, instead, be payable to or for the account of the Purchasing Bank pursuant to the Credit Agreement. Each time the Banks are asked, from and after the Effective Date, to make Loans or otherwise extend credit under the Loan Documents, the Agent shall advise the Purchasing Bank, as provided in the Credit Agreement, of the request, and the Purchasing Bank shall be solely responsible for making a Loan or otherwise extending credit in accordance with its Assigned Interest.

6.   Concurrently with the execution and delivery hereof, (i) as and to the extent provided in the Credit Agreement, the Agent shall prepare and distribute to the Company and the Banks a revised schedule of the Commitments, Loans and Percentages of each Bank, after giving effect to the assignment of the Assigned Interest, and (iii) the Transferor Bank shall pay to the Agent a processing and recordation fee of $3,500.

7.   The Transferor Bank (a) represents and warrants to the Purchasing Bank that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (b) represents and warrants to the Purchasing Bank that the copies of the Loan Documents and the related agreements, certificates, opinion and letters previously delivered to the Purchasing Bank are true and correct copies of the Loan Documents and related agreements, certificates, opinion and letters executed by and/or delivered in connection with the closing of the credit facility contemplated by the Credit Agreement; (c) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Loan Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of any of the Loan Documents or any other instrument or document furnished pursuant thereto; and (d) makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Company, or the performance or observance by the Company or any other Person of any of their respective obligations under the Loan Documents or any other instrument or document furnished pursuant thereto.

8.   The Purchasing Bank (a) confirms to the Transferor Bank and the Agent that it has received a copy of the Loan Documents together with such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Agreement; (b) acknowledges that it has, independently and without reliance upon the Transferor Bank, the Agent or any Bank and instead in reliance upon its own review of such documents and information as the Purchasing Bank deemed appropriate, made its own credit analysis and decision to enter into this Agreement and agrees that it will, independently and without reliance upon the Transferor Bank, the Agent or any Bank, and based on such documents and information as the Purchasing Bank shall deem appropriate at the time, continue to make its own credit decision in taking or not taking action under the Loan Documents; (c) agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by the Purchasing Bank as a Bank under the Credit Agreement, including, without limitation, the provisions of Section 13.16 of the Credit Agreement relating to confidentiality of information; and (d) represents and warrants to the Company and the Agent that it is either (i) a corporation organized under the laws of the United States or any State thereof or (ii) is entitled to complete exemption from United States withholding tax imposed on or with

respect to any payments, including fees, to be made pursuant to the Credit Agreement (x) under an applicable provision of a tax convention to which the United States is a party or (y) because it is acting through a branch, agency or office in the United States and any payment to be received by it under the Credit Agreement is effectively connected with a trade or business in the United States, and it has complied with the provisions of Section 13.3(e) of the Credit Agreement.

9.   The Transferor Bank and the Purchasing Bank each individually represents and warrants that (a) it is validly existing and in good standing and has all requisite power to enter into this Agreement and to carry out the provisions hereof and has duly authorized the execution and delivery of this Agreement; (b) the execution and delivery of this Agreement and the performance of the obligations hereunder do not violate any provision of law, any order, rule or regulation of any court or governmental agency or its charter, articles of incorporation or bylaws or constitute a default under any agreement or other instrument to which it is a party or by which it is bound; and (c) it has duly executed and delivered this Agreement, and this Agreement constitutes a legal, valid and binding obligation enforceable against it in accordance with its terms.

10.   Each of the parties to this Assignment Agreement agrees that at any time and from time to time upon the written request of any other party, it will execute and deliver such further documents and do such further acts and things as such other party may reasonably request in order to effect the purposes of this Assignment Agreement.

11.   The address for notices to the Purchasing Bank as well as administrative information with respect to the Purchasing Bank is as set out below:

THIS ASSIGNMENT AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF MINNESOTA.

IN WITNESS WHEREOF, the parties hereto have caused this Assignment Agreement to be executed by their respective duly authorized officers as of the date first set forth above.

[   ],
Transferor Bank

By: _____
Name: _____
Title: _____

[   ],
Purchasing Bank

By: _____
Name: _____
Title: _____

U.S. BANK NATIONAL ASSOCIATION
as Agent

By: _____
Name: _____
Title: _____

CONSENTED AND ACKNOWLEDGED
GRACO INC.

By: _____
Name: _____
Title: _____

Information on Purchasing Bank:
Address:
[   ],
Attention: [   ]
Fax: [   ]

Schedule 1.1

Commitments and Percentages

Bank:	Commitment:	Percentage:
U.S. Bank National Association	$75,000,000	30.000000000%
JPMorgan Chase Bank, N.A.	$62,500,000	25.000000000%
Wells Fargo Bank, National Association	$62,500,000	25.000000000%
Bank of America, N.A.	$50,000,000	20.000000000%

Schedule 7.6

Litigation (Section 7.6)

None.

Schedule 7.15

Subsidiaries (Section 7.15)

Subsidiary	Jurisdiction	Number of Shares	Percentage Owned
Graco Australia Pty Ltd.	Australia	100	100% by Graco Hong Kong
Graco Canada Inc.	Canada	10,000	100% by the Company
Graco do Brasil Lmtda	Brazil	85,000	99.99% by the Company
Graco Fluid Equipment (Shanghai) Co. Ltd.	People's Republic of China	*	100% by the Company
Graco Fluid Equipment (Suzhou) Co. Ltd.	People's Republic of China	*	100% by Graco Minnesota Inc.
Graco GmbH	Germany	*	100% by the Company
Graco Hong Kong Ltd.	People's Republic of China (Special Adm Region)	2,000	100% by the Company
Graco K.K.	Japan	660,000	100% by the Company
Graco Korea Inc.	Korea	125,500	100% by the Company
Graco Ltd.	United Kingdom	100,000	100% by the Company
Graco Minnesota Inc.	Minnesota	100	100% by the Company
Graco N.V.	Belgium	1,008,157	99.999% by the Company
Graco Ohio Inc.	Ohio	95	100% by the Company
Graco S.A.S.	France	31,625	100% by the Company
Gusmer Corporation	Delaware	1,000	100% by the Company
Gusmer Canada Ltd.	Canada	100** 1,000***	100% by Gusmer Corporation
Gusmer Europe, S.L.	Spain	85,000	100% by Gusmer Corporation
Gusmer Sudamerica S.A.	Argentina	2,000	99.95% by Gusmer Corporation
Liquid Control Ltd.	United Kingdom	3,709	100% by Graco Ohio Inc.
Lubriquip, Inc.	Delaware	100	100% by the Company

*   Limited liability company; no stock is issued to the investor.
**   Common
*** Class "A" preference

Schedule 9.6

Investments (Section 9.6)

<u>Investment in Corporate Owned Life Insurance (COLI) through establishment of a Rabbi (Grantor) Trust ("Trust") with Wilmington Trust on June 27, 2007.</u>

The Trust is intended to provide informal funding for the Company's deferred compensation and executive excess benefit retirement plans. The funding schedule anticipates the payment of a premium of $1,498,626 each year for a five year period beginning in 2007. The first premium payment was made prior to the execution of the Credit Agreement.

GRACO INC
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG



News Release

FOR IMMEDIATE RELEASE:
Tuesday, July 12, 2007

FOR FURTHER INFORMATION:
Mark W. Sheahan (612) 623-6656

GRACO COMPLETES NEW CREDIT FACILITY

MINNEAPOLIS, MN (July 12, 2007) - Graco Inc. **(NYSE: GGG)** today announced the completion of a new unsecured credit facility with a syndicate of lenders comprised of U.S. Bank National Association, JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association, and Bank of America, N.A. The terms of the new credit facility include $250 million of unsecured committed credit with an accordion feature for an additional $150 million. The facility is available for general corporate purposes, working capital needs, share repurchases and acquisitions. On February 17, 2006, Graco's Board of Directors authorized the repurchase of up to 7 million shares of common stock by February 29, 2008. Graco currently has approximately 2.8 million shares remaining under the aforementioned authorization.

"Securing this credit facility provides us with considerable flexibility to pursue our growth initiatives while continuing our share repurchase efforts," said Pat McHale, Graco's President and Chief Executive Officer.

Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

# # #



July 18, 2007

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
File No. 001-9249

Gentlemen:

Enclosed is a Form 8-K for Graco Inc. filed in connection with the Company's entry into a material definitive agreement, termination of material definitive agreements, creation of a direct financial obligation or an obligation under an off-balance sheet arrangement, and exhibits.

Very truly yours,

Karen Park Gallivan
Vice President, General Counsel
& Secretary

KPG:nas

Enclosures